SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2022

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2022 to March 31, 2022)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. Company Overview

1. Name of the company: Korea Electric Power Corporation (KEPCO)

2. Information of the company

(Address) 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Phone number) 82-61-345-4213

(Website) http://www.kepco.co.kr

3. Major businesses

KEPCO, as the parent company, is engaged in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related activities;

•	research and development of technology related to the businesses mentioned above;

•	overseas business related to the businesses mentioned above;

•	investment or contributions related to the businesses mentioned above;

•	development and operation of certain real estate holdings; and

•	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), ICT service by KEPCO KDN, nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF) and other overseas businesses and related investments.

4. Consolidated subsidiaries

(As of March 31, 2022)

Listed	Unlisted	Total
2	150	152

5. Major changes in management

A.	On January 27, 2022, Mr. Park, Jong-Bae, whose term of office expired, was reappointed as a non-standing director for a term of a year beginning on January 31, 2022.

6. Changes in major shareholders

There is no change in major shareholders in the last 5 years.

7. Information regarding KEPCO shares

A.	Issued share capital: Won 3.2 trillion (Authorized capital: Won 6 trillion)

B.	Total number of issued shares: 641,964,077

(Total number of shares authorized to for issuance: 1,200,000,000)

C.	Dividends: KEPCO did not pay any dividend for fiscal year 2021. Dividend payments for fiscal year 2020 was Won 1,216 per share and Won 780.6 billion as a total.

II. Business Overview

1. Consolidated financial results by segment for a three-month period ended March 31, 2021 and 2022

(In billions of Won)

	January to March 2021		January to March 2022
	Sales	Operating profit	Sales	Operating profit
Electricity sales	14,828	-972	16,016	-9,162
Nuclear generation	2,957	875	2,991	650
Thermal generation	5,780	538	9,941	718
Supporting businesses(1)	569	66	623	32
Others(2)	456	41	607	81
Subtotal	24,590	548	30,178	-7,681
Adjustment for related-party transactions	-9,499	17	-13,714	-106

Total	15,091	566	16,464	-7,787

Note:

(1)	Supporting businesses relate to business areas including maintenance and repair of power plants, etc..
(2)	Others relate to business areas including overseas businesses, etc..

2. Changes in unit prices of major products

(In Won per kWh)

Business sector		Company	January to March 2021	January to March 2022
Electricity sold	Residential	KEPCO	111.15	116.06
	Commercial		128.22	129.79
	Educational		96.52	99.20
	Industrial		105.76	108.05
	Agricultural		45.43	48.35
	Street lighting		108.37	111.71
	Overnight usage		70.22	72.94
Electricity from nuclear generation	Nuclear Generation	KHNP	72.69	68.18
Electricity from thermal generation	Thermal generation	KOSEP	89.83	151.74
		KOMIPO	90.16	169.91
		KOWEPO	101.45	163.91
		KOSPO	106.05	184.62
		EWP	102.99	170.88

3. Power purchase from generation companies for a three-month period ended March 31, 2022

Company	Volume (GWh)	Expense (In billions of Won)
KHNP	42,983	29,345
KOSEP	11,072	16,699
KOMIPO	12,180	20,622
KOWEPO	11,043	18,033
KOSPO	11,670	21,400
EWP	9,437	16,017
Others	48,890	99,454

Total	147,275	221,570

4. Intellectual property as of March 31, 2022

	Patents	Utility models	Designs	Trademarks	Total
KEPCO	2,559	16	104	72	2,751
Generation subsidiaries	3,290	76	64	235	3,665

Total	5,849	92	168	307	6,416

III. Financial Information

1. Condensed consolidated financial results as of and for a three-month period March 31, 2021 and 2022

(In billions of Won)

Consolidated statements of comprehensive income				Consolidated statements of financial position
	January to March 2021(1)	January to March 2022	Change (%)		December 31, 2021	March 31, 2022	Change (%)
Sales	15,091	16,464	9.1	Total assets	211,115	216,280	2.4
Operating profit	566	-7,787	n/m	Total liabilities	145,797	156,535	7.4
Net income	112	-5,926	n/m	Total equity	65,318	59,745	-8.5

Note:

(1)	The figures for the first three-month period ended March 31, 2021 were changed from the Form 6-K dated June 4, 2021 due to the amendment of K-IFRS 1016, effective since January 1, 2022.

2. Condensed separate financial results as of and for a three-month period March 31, 2021 and 2022

(In billions of Won)

Separate statements of comprehensive income				Separate statements of financial position
	January to March 2021	January to March 2022	Change (%)		December 31, 2021	March 31, 2022	Change (%)
Sales	14,828	16,016	8.0	Total assets	115,579	118,971	2.9
Operating profit	-972	-9,162	-842.6	Total liabilities	68,532	78,341	14.3
Net income	-400	-6,477	-1,519.3	Total equity	47,047	40,630	-13.6

IV. Board of Directors (KEPCO Only)

1. The board of directors is required to consist of not more than 15 directors including the president. Under our Articles of Incorporation, there may not be more than seven standing directors including the president, and more than eight non-standing directors. The number of non-standing directors must exceed the number of standing directors, including our president.

*

Subcommittees under the board of directors: The Audit Committee consists of one standing director and two non-standing directors. All such members of the audit committee are independent within the meaning of the Korea Exchange listing standards, the regulations promulgated under the Korean Commercial Act and the New York Stock Exchange listing standards. The ESG Committee consists of three non-standing directors.

2. Board meetings and agenda for a three-month period ended March 31, 2022

Number of meetings	Number of agendas	Classification
		Resolutions	Reports
3	12	8	4

*	The audit committee held 3 meetings with 17 agenda (of which, 10 were approved as proposed and 7 were accepted as reported).

3. Major activities of the Board of Directors

Date	Agenda	Results	Type
January 26, 2022	Approval of the safety management plan of 2022	Approved as proposed	Resolution

	Approval of a debt guarantee on the financing agreement of Jeju Hanlim Offshore Wind Co., Ltd.	Approved as proposed	Resolution

February 24, 2022	Approval to call for the annual general meeting of shareholders for the fiscal year 2021	Approved as proposed	Resolution

	Approval of consolidated and separate financial statements for the fiscal year 2021	Approved as proposed	Resolution

	Approval of the maximum aggregate amount of remuneration for directors in 2022	Approved as proposed	Resolution

	Report on internal control over financial reporting for the fiscal year 2021	Accepted as reported	Report

	Report on the evaluation of internal control over financial reporting for the fiscal year 2021	Accepted as reported	Report

	Report on audit results for 2021	Accepted as reported	Report

	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2022-2023)	Accepted as reported	Report

March 18, 2022	Approval of establishment of research-based spin-off companies of KEPCO	Approved as proposed	Resolution

	Approval to provide a guarantee for tax equity investors of the Guam Mangilao Solar Power project in the United States	Approved as proposed	Resolution

	Approval of plans for sales of the remainder of real estate holdings within a substation in Uijeongbu	Approved as proposed	Resolution

4. Attendance Status of Non-standing directors

Date	Agenda	Seong, Si- Heon	Park, Jong- Bae	Bang, Su- Ran	Park, Hyo- Sung	Lee, Kee- Man	Hwang, Cheol- Ho	Lee, Kye- Sung	Kim, Jae- Shin
January 26, 2022	Approval of the safety management plan of 2022	For	For	For	For	For	For	For	For

	Approval of a debt guarantee on the financing agreement of Jeju Hanlim Offshore Wind Co., Ltd.	For	For	For	For	For	For	For	For

February 24, 2022	Approval to call for the annual general meeting of shareholders for the fiscal year 2021	For	For	For	For	For	For	For	For

	Approval of consolidated and separate financial statements for the fiscal year 2021	For	For	For	For	For	For	For	For

	Approval of the maximum aggregate amount of remuneration for directors in 2022	For	For	For	For	For	For	For	For

	Report on internal control over financial reporting for the fiscal year 2021	Agenda for Report

	Report on the evaluation of internal control over financial reporting for the fiscal year 2021	Agenda for Report

	Report on audit results for 2021	Agenda for Report

	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2022-2023)	Agenda for Report

March 18, 2022	Approval of establishment of research-based spin-off companies of KEPCO	For	For	For	For	For	For	For	For

	Approval to provide a guarantee for tax equity investors of the Guam Mangilao Solar Power project in the United States	For	For	For	For	For	For	For	For

	Approval of plans for sales of the remainder of real estate holdings within a substation in Uijeongbu	For	For	For	For	For	For	For	For

	Attendance Rate	100%	100%	100%	100%	100%	100%	100%	100%

5. Attendance Status of Standing directors

Date	Agenda	Cheong, Seung-Il	Choi, Young -Ho	Lee, Heyn- Bin	Lee, Jong- Hwan	Park, Heon- Gyu	Kim, Tae- Ok	Lee, Heung- Joo
January 26, 2022	Approval of the safety management plan of 2022	For	For	For	For	For	For	For

	Approval of a debt guarantee on the financing agreement of Jeju Hanlim Offshore Wind Co., Ltd.	For	For	For	For	For	For	For

February 24, 2022	Approval to call for the annual general meeting of shareholders for the fiscal year 2021	For	For	For	For	For	For	For

	Approval of consolidated and separate financial statements for the fiscal year 2021	For	For	For	For	For	For	For

	Approval of the maximum aggregate amount of remuneration for directors in 2022	For	For	For	For	For	For	For

	Report on internal control over financial reporting for the fiscal year 2021	Agenda for Report

	Report on the evaluation of internal control over financial reporting for the fiscal year 2021	Agenda for Report

	Report on audit results for 2021	Agenda for Report

	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2022-2023)	Agenda for Report

March 18, 2022	Approval of establishment of research-based spin-off companies of KEPCO	For	For	For	For	For	For	For

	Approval to provide a guarantee for tax equity investors of the Guam Mangilao Solar Power project in the United States	For	For	For	For	For	For	For

	Approval of plans for sales of the remainder of real estate holdings within a substation in Uijeongbu	For	For	For	For	For	For	For

	Attendance Rate	100%	100%	100%	100%	100%	100%	100%

6. Major activities of the Audit Committee

Date	Agenda	Results	Type
January 26, 2022	Approval of Audit plans for 2022	Approved as proposed	Resolution

	Approval of Amendments to Code of Conduct and Guidelines for Practice of KEPCO executives and staff members	Approved as proposed	Resolution

	Approval of plans on KEPCO Integrity Certification awards	Approved as proposed	Resolution

	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution

	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution

	Report on audit education plans in 2022	Accepted as reported	Report

	Report on audit progress by independent auditors for fiscal year 2021	Accepted as reported	Report

February 24, 2022	Approval of for the consolidated and separate financial statements and business report for the fiscal year 2021	Approved as proposed	Resolution

	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution

	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution

	Report on internal control over financial reporting for the fiscal year 2021	Accepted as reported	Report

	Report on the evaluation on internal control over financial reporting for the fiscal year 2021	Accepted as reported	Report

	Report on audit results for 2021	Accepted as reported	Report

March 18, 2022	Approval of investigation result on the agenda for the annual general meeting of shareholders	Approved as proposed	Resolution

	Approval of auditor’s report for the annual general meeting of shareholders	Approved as proposed	Resolution

	Report on audit results by the independent auditor for the fiscal year 2021	Accepted as reported	Report

*

The audit department, organized under the supervision of the Audit Committee, conducts internal audit over the entire company and takes administrative measures as appropriate in accordance with relevant internal regulations.

7. Attendance Status of the Audit Committee

Date	Agenda	Kim, Jae-Shin	Park, Hyo-Sung	Choi, Young-Ho
January 26, 2022	Approval of Audit plans for 2022	Attended	Attended	Attended
Approval of Amendments to Code of Conduct and Guidelines for Practice of KEPCO executives and staff members
Approval of plans on KEPCO Integrity Certification awards
Approval of appointment of independent auditors of subsidiaries
Prior approval for non-audit service for subsidiaries by the independent auditor
Report on audit education plans in 2022
Report on audit progress by independent auditors for fiscal year 2021

February 24, 2022	Approval of for the consolidated and separate financial statements and business report for the fiscal year 2021	Attended	Attended	Attended
Approval of appointment of independent auditors of subsidiaries
Prior approval for non-audit service for subsidiaries by the independent auditor
Report on internal control over financial reporting for the fiscal year 2021
Report on the evaluation on internal control over financial reporting for the fiscal year 2021
Report on audit results for 2021

March 18, 2022	Approval of investigation result on the agenda for the annual general meeting of shareholders	Attended	Attended	Attended
Approval of auditor’s report for the annual general meeting of shareholders
Report on audit results by the independent auditor for the fiscal year 2021

	Attendance Rate	100%	100%	100%

V. Shareholder’s Meetings

1. Summary of shareholder’s meetings for a three-month period ended March 31, 2022

Type	Agenda	Results
Annual General Meeting held on March 28, 2022	Approval of the consolidated and separate financial statements for the fiscal year 2021	Approved as proposed
	Approval of the maximum aggregate amount of remuneration for directors in 2022	Approved as proposed

VI. Shareholders

1. List of shareholders as of March 31, 2022

		Number of shareholders	Shares owned	Percentage of total (%)
	Government of the Republic of Korea	1	116,841,794	18.20
	Korea Development Bank	1	211,235,264	32.90
	Subtotal	2	328,077,058	51.10
	National Pension Service	1	40,739,651	6.35
Public (Non-Koreans)	Common Shares	1,192	79,931,380	12.45
	American depositary shares (ADS)	1	11,186,903	1.74
	Public (Koreans)	726,871	182,029,085	28.36

	Total	728,067	641,964,077	100.00

•	Percentages are based on issued shares of common stock.

•	All of our shareholder have equal voting rights.

•	Citibank, N.A. is our depositary bank and each ADS represents one-half of one share of our common stock.

VII. Directors and employees as of and for a three-month period ended March 31, 2022 (KEPCO Only)

1. Directors

		(In thousands of Won)

Type		Number of directors	Total remuneration	Average remuneration per person	Remarks
Standing director		6	199,936	33,322	Excluding members of the Audit Committee
Non-standing director		6	45,000	7,500
Member of Audit Committee	Standing director	1	32,208	32,208	—
	Non-standing director	2	15,000	7,500	—

Total		15	292,144	19,476	—

2. Employees

	(In thousands of Won)

Type	Number of employees			Average continuous service year	Total salaries	Average salaries per person
	Regular	Non-regular	Total
Male	18,066	67	18,133	14.9	403,634,323	22,260
Female	5,279	46	5,325	12.8	96,603,117	18,141

Total	23,345	113	23,458	14.4	500,237,440	21,325

VIII. Other Information Necessary for the Protection of Investors

1. Pending legal proceedings as of March 31, 2022

(In billions of Won)

Type	Number of lawsuits	Amount claimed
Lawsuits where KEPCO and its subsidiaries are engaged as the defendants	678	774
Lawsuits where KEPCO and its subsidiaries are engaged as the plaintiffs	288	786

2. Sanctions as of March 31, 2022

Prosecution Date	Subject		Sanctions	Relevant laws (charges)	Proceedings
	Position	Tenure
June 30, 2021	CEO of Korea Hydro & Nuclear Power Co., Ltd. (Currently)	4yrs	Prosecution without detention	The Act on the Aggravated Punishment, etc. of specific economic crimes (Occupational breach of trust), The Criminal Act (Interference with business)	In the progress in the district court

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Sim, Kwang-sub
Name:	Sim, Kwang-sub
Title:	Corporate Vice President

Date: June 13, 2022

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2022 and 2021

(With Independent Auditor’s Review Report Thereon)

Ernst & Young Han Young Taeyoung Building, 111, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 150-777 Korea Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Independent Auditor’s Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

Korea Electric Power Corporation:

We have reviewed the accompanying consolidated interim financial statements of Korea Electric Power Corporation (the “Company”) and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated interim statement of financial position as of March 31, 2022, and the related consolidated interim statements of comprehensive income (loss) for the three-month ended March 31, 2022 and 2021, consolidated interim statements of changes in equity and consolidated interim statements of cash flows for the three-month periods then ended March 31, 2022 and 2021, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“KIFRS”) 1034 ‘Interim Financial Reporting’, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these consolidated interim financial statements based on our review. We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Auditing Standards (KGAAS) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 ‘Interim Financial Reporting’.

Other Matter

We have audited the consolidated statement of financial position of the Group as of December 31, 2021, and the related consolidated statement of comprehensive income (loss), consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein) in accordance with KGAAS, and our report dated March 14, 2021 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2021 presented for comparative purposes, is not different, in all material respects, from the above audited consolidated statement of financial position.

May 16, 2022

This review report is effective as of May 16, 2022, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s review report date to the time this review report is used. Such events and circumstances could significantly affect the accompanying consolidated interim financial statements and may result in modifications to this review report.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of March 31, 2022 (Unaudited) and December 31, 2021

In millions of won	Note	March 31, 2022		December 31, 2021
Assets
Current assets
Cash and cash equivalents	5,6,7,44	~~W~~	3,415,562	2,635,238
Current financial assets, net	5,6,9,11,12,13,44,46		3,326,618	1,868,796
Trade and other receivables, net	5,8,20,24,44,45,46		7,573,832	8,122,415
Inventories, net	14		7,817,879	7,608,182
Income tax receivables			41,083	41,344
Current non-financial assets	15		2,363,867	1,758,991
Assets held-for-sale	16,41		15,879	15,879

Total current assets			24,554,720	22,050,845

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,44,46		3,088,950	2,909,810
Non-current trade and other receivables, net	5,8,20,44,45,46		1,947,476	1,906,861
Property, plant and equipment, net	2,18,24,27,48		172,893,962	173,125,649
Investment properties, net	19,27		208,566	212,784
Goodwill	16		105,773	105,647
Intangible assets other than goodwill, net	21,27,45		1,039,372	1,044,077
Investments in associates	4,17		5,532,283	5,232,373
Investments in joint ventures	4,17		2,447,934	2,239,011
Defined benefit assets, net	25		38,927	20,871
Deferred tax assets			4,128,631	1,901,992
Non-current non-financial assets	15		293,842	364,818

Total non-current assets			191,725,716	189,063,893

Total Assets	2,4	~~W~~	216,280,436	211,114,738

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Financial Position, Continued

As of March 31, 2022 (Unaudited) and December 31, 2021

In millions of won	Note	March 31, 2022		December 31, 2021
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,44,46	~~W~~	9,279,797	8,153,426
Current financial liabilities, net	5,12,23,44,46		16,424,350	14,037,125
Income tax payables			432,304	229,460
Current non-financial liabilities	20,28,29		6,876,902	6,466,333
Current provisions	26,44		3,073,602	2,845,876

Total current liabilities			36,086,955	31,732,220

Non-current liabilities
Non-current trade and other payables, net	5,22,24,44,46		5,984,563	5,996,498
Non-current financial liabilities, net	5,12,23,44,46		73,077,943	66,570,419
Non-current non-financial liabilities	28,29		10,430,428	10,216,364
Employee benefits liabilities, net	25,44		1,526,431	1,679,158
Deferred tax liabilities			6,908,789	7,100,938
Non-current provisions	26,44		22,520,123	22,501,424

Total non-current liabilities			120,448,277	114,064,801

Total Liabilities	4	~~W~~	156,535,232	145,797,021

Equity
Contributed capital	1,30,44
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	2, 31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			27,782,969	33,282,817
Unappropriated retained earnings			10,054,140	10,365,123

			39,442,019	45,252,850

Other components of equity	33
Other capital surplus			1,230,590	1,231,109
Accumulated other comprehensive loss			163,206	(57,632)
Other equity			13,294,973	13,294,973

			14,688,769	14,468,450

Equity attributable to owners of the controlling company			58,184,366	63,774,878

Non-controlling interests	16,32		1,560,838	1,542,839

Total Equity	2	~~W~~	59,745,204	65,317,717

Total Liabilities and Equity		~~W~~	216,280,436	211,114,738

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Loss)

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

In millions of won, except per share information	Note	March 31, 2022		March 31, 2021
Sales	2,4,34,44,46
Sales of goods		~~W~~	16,037,796	14,701,075
Sales of services			111,074	97,675
Sales of construction services	20		140,794	131,091
Revenue related to transfer of assets from customers	28		174,406	161,314

			16,464,070	15,091,155

Cost of sales	2,14,25,42,46
Cost of sales of goods			(23,329,638)	(13,690,206)
Cost of sales of services			(140,822)	(107,781)
Cost of sales of construction services			(132,378)	(113,719)

			(23,602,838)	(13,911,706)

Gross profit (loss)			(7,138,768)	1,179,449

Selling and administrative expenses	25,35,42,46		(648,154)	(613,820)

Operating profit (loss)	4		(7,786,922)	565,629

Other income	36		75,288	99,909

Other expenses	36		(49,244)	(19,156)

Other gains (losses), net	37		(9,847)	19,510

Finance income	5,12,38		286,235	508,855

Finance expenses	5,12,39		(928,164)	(1,044,856)

Profit related to associates, joint ventures and subsidiaries	4,16,17
Share in profit of associates and joint ventures			391,681	265,998
Gain on disposal of investments in associates and joint ventures			4,538	—
Share in loss of associates and joint ventures			(88,564)	(66,848)
Loss on disposal of investments in associates and joint ventures			(315)	(78)
Loss on disposal of investments in subsidiaries			—	(102)

			307,340	198,970

Profit (loss) before income tax			(8,105,314)	328,861

Income tax benefit (expense)	40		2,179,390	(216,463)

Profit (loss) for the period		~~W~~	(5,925,924)	112,398

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Loss), Continued

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

In millions of won, except per share information	Note	March 31, 2022		March 31, 2021
Other comprehensive income (loss), net of tax	5,12,25,31,33
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability	25,31	~~W~~	148,328	66,229
Share in other comprehensive income (loss) of associates and joint ventures	31		1,487	(1,552)
Net change in fair value of equity investments at fair value through other comprehensive income	33		21,354	18,735
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,33		(34,744)	(3,324)
Foreign currency translation of foreign operations	33		77,235	21,250
Share in other comprehensive income of associates and joint ventures	33		165,314	138,539

Other comprehensive income for the period			378,974	239,877

Total comprehensive income (loss) for the period		~~W~~	(5,546,950)	352,275

Profit (loss) attributable to:
Owners of the controlling company		~~W~~	(5,952,856)	79,698
Non-controlling interests			26,932	32,700

	43	~~W~~	(5,925,924)	112,398

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	(5,590,146)	299,100
Non-controlling interests			43,196	53,175

		~~W~~	(5,546,950)	352,275

Earnings (loss) per share (in won)
Basic and diluted earnings (loss) per share	43	~~W~~	(9,273)	124

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance at January 1, 2021	~~W~~	4,053,578	51,133,601	14,109,501	69,296,680	1,370,166	70,666,846
Total comprehensive income (loss) for the period
Profit for the period		—	79,698	—	79,698	32,700	112,398
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	62,330	—	62,330	3,899	66,229
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(1,552)	—	(1,552)	—	(1,552)
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	18,734	18,734	1	18,735
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(5,734)	(5,734)	2,410	(3,324)
Foreign currency translation of foreign operations, net of tax		—	—	7,085	7,085	14,165	21,250
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	138,539	138,539	—	138,539
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(780,628)	—	(780,628)	(30,620)	(811,248)
Issuance of shares of capital by subsidiaries and others		—	—	(389)	(389)	2,843	2,454
Dividends paid (hybrid bond)		—	—	—	—	(3,346)	(3,346)
Others		—	4,455	(4,455)	—	—	—

Balance at March 31, 2021	~~W~~	4,053,578	50,497,904	14,263,281	68,814,763	1,392,218	70,206,981

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity, Continued

For the three-month periods ended March 31, 2022 and 2021 (Unaudited

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance at January 1, 2022	~~W~~	4,053,578	45,252,850	14,468,450	63,774,878	1,542,839	65,317,717
Total comprehensive income (loss) for the period
Profit (loss) for the period		—	(5,952,856)	—	(5,952,856)	26,932	(5,925,924)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	140,385	—	140,385	7,943	148,328
Share in other comprehensive income of associates and joint ventures, net of tax		—	1,487	—	1,487	—	1,487
Net change in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	21,353	21,353	1	21,354
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(37,627)	(37,627)	2,883	(34,744)
Foreign currency translation of foreign operations, net of tax		—	—	71,798	71,798	5,437	77,235
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	165,314	165,314	—	165,314
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(32,520)	(32,520)
Issuance of shares of capital by subsidiaries and others		—	153	(519)	(366)	8,891	8,525
Transactions between consolidated entities		—	—	—	—	1,778	1,778
Dividends paid (hybrid bond)		—	—	—	—	(3,346)	(3,346)

Balance at March 31, 2022	~~W~~	4,053,578	39,442,019	14,688,769	58,184,366	1,560,838	59,745,204

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

In millions of won	March 31, 2022		March 31, 2021
Cash flows from operating activities
Profit (loss) for the period	~~W~~	(5,925,924)	112,398

Adjustments to reconcile profit for the period to net cash provided by operating activities:
Income tax expense (benefit)		(2,179,390)	216,463
Depreciation		3,087,741	2,902,643
Amortization		35,274	43,477
Employee benefit expense		116,884	123,552
Bad debt expense		10,823	(1,319)
Interest expense		563,911	462,813
Loss on disposal of financial assets		234	84
Loss on disposal of property, plant and equipment		29,976	8,420
Loss on abandonment of property, plant, and equipment		45,479	55,111
Loss on disposal of intangible assets		19	37
Increase in provisions		670,394	685,220
Loss on foreign currency translation, net		267,572	452,235
Gain on valuation of financial assets at fair value through profit or loss		(1,612)	(2,047)
Loss on valuation of financial assets at fair value through profit or loss		11,138	2,059
Valuation and transaction gain on derivative instruments, net		(144,392)	(337,620)
Share in profit of associates and joint ventures, net		(303,117)	(199,150)
Gain on disposal of financial assets		(940)	(580)
Gain on disposal of property, plant and equipment		(7,040)	(9,146)
Gain on disposal of associates and joint ventures		(4,538)	—
Loss on disposal of associates and joint ventures		315	78
Loss on disposal of subsidiaries		—	102
Interest income		(61,269)	(53,983)
Dividend income		(8,455)	(2,363)
Others, net		7,442	3,554

		2,136,449	4,349,640

Changes in operating assets and liabilities:
Trade receivables		922,365	1,183,606
Non-trade receivables		(303,920)	(68,583)
Accrued income		(164,675)	52,792
Other receivables		(5,152)	9,736
Other current assets		(641,058)	(54,043)
Inventories		(475,161)	(202,733)
Other non-current assets		15,444	40,459
Trade payables		1,304,649	135,461
Non-trade payables		(13,910)	(386,256)
Accrued expenses		(74,041)	(136,424)
Other payables		(2)	—
Other current liabilities		378,066	323,955
Other non-current liabilities		215,604	119,817
Investments in associates and joint ventures (dividends received)		71,790	28,267
Provisions		(255,580)	(260,168)
Payments of employee benefit obligations		(64,179)	(41,934)
Plan assets		—	(673)

	~~W~~	910,240	743,279

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Cash Flows Continued

For the three-month periods ended March 31, 2022 and 2021 (Unaudited

In millions of won	March 31, 2022		March 31, 2021
Cash generated from operating activities	~~W~~	(2,879,235)	5,205,317
Dividends received		8,455	2,363
Interest paid		(554,817)	(500,124)
Interest received		63,819	40,933
Income taxes paid		(140,721)	(180,265)

Net cash provided by (used in) operating activities		(3,502,499)	4,568,224

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		2,706	262
Acquisition of investments in associates and joint ventures		(61,702)	(132,612)
Proceeds from disposals of property, plant and equipment		72,222	62,352
Acquisition of property, plant and equipment		(2,668,746)	(2,576,108)
Acquisition of intangible assets		(10,010)	(12,458)
Proceeds from disposals of financial assets		970,698	1,696,958
Acquisition of financial assets		(2,486,554)	(2,914,567)
Increase in loans		(76,828)	(59,071)
Collection of loans		15,769	22,904
Increase in deposits		(73,163)	(167,322)
Decrease in deposits		39,699	141,638
Proceeds from disposals of assets held-for-sale		—	947
Receipt of government grants		10,106	16,757
Net cash outflow from changes in consolidation scope		—	2,895
Other cash outflow from investing activities, net		(30,546)	(48,033)

Net cash used in investing activities		(4,296,349)	(3,965,458)

Cash flows from financing activities
Proceeds from short-term borrowings, net		2,742,414	186,531
Proceeds from long-term borrowings and debt securities		8,316,127	804,983
Repayment of long-term borrowings and debt securities		(2,400,026)	(1,547,570)
Payment of lease liabilities		(158,608)	(174,075)
Settlement of derivative instruments, net		42,938	25,896
Change in non-controlling interest		10,341	3,656
Dividends paid (hybrid bond)		(4,415)	(3,346)
Dividends paid		—	(9)
Other cash outflow from financing activities, net		(1,079)	(82)

Net cash provided by (used in) financing activities		8,547,692	(704,016)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		748,844	(101,250)

Effect of exchange rate fluctuations on cash held		31,480	25,389

Net increase (decrease) in cash and cash equivalents		780,324	(75,861)

Cash and cash equivalents at January 1		2,635,238	2,029,584

Cash and cash equivalents at March 31	~~W~~	3,415,562	1,953,723

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was first listed on the Korea Stock Exchange on August 10, 1989 and subsequently on the New York Stock Exchange on October 27, 1994 through its depository receipts. KEPCO’s headquarter is located in Naju, Jeollanam-do.

As of March 31, 2022, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
The Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 91,105,897 shares (14.19%) as of December 31, 2021, the most recent closing date of shareholder list.

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

These consolidated financial statements have been prepared in accordance with KIFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income or loss

•	derivative financial instruments are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (presented as “won” or “KRW”), which is also the functional currency of KEPCO and most of the significant operating subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The followings are the key assumptions and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, and estimations on provision for decommissioning costs

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group determines the estimated future taxable income is not sufficient to realize the deferred tax assets recognized.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to Note 25).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Electricity delivered but neither metered nor billed is estimated at the reporting date based on the volume of electricity delivered which can vary significantly as a result of customer usage patterns, customer mix, meter reading schedules, weather, and etc. Unbilled revenue recognized as of March 31, 2022 and 2021 are ~~W~~1,392,211 million and ~~W~~ 1,326,640 million, respectively.

(vi)	Construction contracts

The Group recognizes revenue over time using the cost-based input method which represents a faithful depiction of the Group’s progress towards complete satisfaction of providing the power plant construction, which has been identified as a single performance obligation. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred. Costs incurred towards contract completion include costs associated with direct materials, labor, and other indirect costs related to contract performance. Judgment is required in estimating the costs expected to incur in completing the construction projects which involves estimating future materials, labor, contingencies and other related costs. Revenue is estimated based on the contractual amount; however, it can also be affected by uncertainties resulting from unexpected future events.

(vii)

The 30-year designed life of Wolsong Unit 1 nuclear power plant of the Group expired on November 20, 2012. On February 27, 2015, however, approval from the Nuclear Safety and Security Commission (NSSC) was received to continue its operation until November 20, 2022.

According to the 8th Basic Plan for Electricity Supply and Demand announced by the Ministry of Trade, Industry and Energy in 2017, Wolsong Unit 1 nuclear power plant was expected to go through a comprehensive evaluation for the feasibility of continuous operation including economic efficiency and acceptability of household and community in 2018 in order to decide whether to shut down early. On June 15, 2018, the board of directors of Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”), a subsidiary of KEPCO, decided to shut down Wolsong Unit 1 on the grounds that its deficit was increasing and its economic efficiency was low due to the nonoptimal utilization rate. On December 24, 2019, NSSC approved permanent shutdown of Unit 1.

In addition, the Group has also decided to discontinue the construction of Cheonji Unit 1 and 2 and Daejin Unit 1 and 2 pursuant to the government policy. Accordingly, the Group recognized impairment loss and other expenses during the year ended December 31, 2018.

Among the new nuclear power plants under construction, the Shin-Hanwool Unit 3 and 4, for which approval for power generation business was previously obtained, are not included in the list of construction suspension as determined by the board of directors of KHNP. However, it is highly likely that the construction of the Shin-Hanwool Unit 3 and 4 will be suspended according to the government’s policy. Accordingly, the Group recognized impairment loss during the year ended December 31, 2018, as the Group believed that there was a significant change in its operating environment.

In relation to the Korean government’s nuclear phase-out plan pursuant to its energy transformation policy, the Korean government has established a legal basis and relevant procedures to make up for the Group’s losses relating to the decommissioning of the nuclear power plants to be achieved in stages.

As of March 31, 2022, there is no indication that the above-mentioned impairment has ceased to exist or reduced.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies

(i)	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to KIFRS ‘1016’

The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. The Group applied the amendment retrospectively to items of property, plant and equipment that are capable of operating on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments, and the impacts on the Group’s consolidated financial statements on the date of initial application (January 1, 2022) are as follows:

①	The impacts on the Group’s consolidated statements of financial position as of December 31, 2021 are as follows:

In millions of won	Original carrying amount		Adjustment	New carrying amount
Current assets	~~W~~	22,050,845	—	22,050,845
Non-current assets		189,058,025	5,868	189,063,893

Total Assets		211,108,870	5,868	211,114,738

Current liabilities		31,732,220	—	31,732,220
Non-current liabilities		114,064,801	—	114,064,801

Total Liabilities		145,797,021	—	145,797,021

Contributed capital		4,053,578	—	4,053,578
Retained earnings		45,246,982	5,868	45,252,850
Other components of equity		14,468,450	—	14,468,450
Non-controlling interests		1,542,839	—	1,542,839

Total Equity		65,311,849	5,868	65,317,717

Total Liabilities and Equity	~~W~~	211,108,870	5,868	211,114,738

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

②	The impacts on the Group’s consolidated interim statements of comprehensive income (loss) for the three-month period ended March 31, 2021 are as follows:

In millions of won except per share information	Original carrying amount		Adjustment	New carrying amount
Sales	~~W~~	15,075,300	15,855	15,091,155
Cost of sales		13,889,833	21,873	13,911,706

Gross profit		1,185,467	(6,018)	1,179,449

Selling and administrative expenses		613,820	—	613,820

Operating Profit		571,647	(6,018)	565,629

Other non-operating income		99,909	—	99,909
Other non-operating expense		19,156	—	19,156
Other gains (losses), net		19,510	—	19,510
Finance income		508,855	—	508,855
Finance expenses		1,044,856	—	1,044,856
Profit (loss) related to associates, joint ventures and subsidiaries		198,970	—	198,970

Profit before income tax		334,879	(6,018)	328,861

Income tax expense		216,463	—	216,463

Net Income for the period		118,416	(6,018)	112,398

Other comprehensive income (loss)		239,877	—	239,877

Total comprehensive income (loss) for the period		358,293	(6,018)	352,275

Earnings per share (in won)	~~W~~	134	(10)	124

③	The impacts on the Group’s consolidated interim statements of cash flows for the three-month period ended March 31, 2021 are as follows:

In millions of won	Original carrying amount		Adjustment	New carrying amount
Cash flows from operating activities	~~W~~	4,574,105	(5,881)	4,568,224
Cash flows from investing activities		(3,971,339)	5,881	(3,965,458)
Cash flows from financing activities		(704,016)	—	(704,016)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

(ii)

Other changes in accounting standards effective from January 1, 2022 are as follows. The Group believes that these amendments have no significant impact on the Group’s consolidated interim financial statements. The Group has not applied the new and revised standards in issue but not yet effective for the periods starting from January 1, 2022, even though the early adoption of these standards is possible.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to KIFRS 1037

Onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The amendment specifies that the costs of fulfilling a contract comprise incremental costs, such as the costs of materials or labor, and an allocation of other costs directly related to the contract, such as an allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract, when assessing whether a contract is an onerous contract. The Group will apply the amendment to contracts for which all obligations have not been fulfilled at the date of initial application.

Reference to the Conceptual Framework – Amendments to KIFRS 1103

The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.

An exception has been added to the recognition principle in KIFRS 1103 to avoid ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of KIFRS 1037 or KIFRS 2121 Levies. It requires an entity to apply criteria in KIFRS 1037 and IFRS 2121 respectively to determine whether a present obligation exists at the acquisition date. The amendment added a new paragraph to KIFRS 1103 to clarify that the contingent assets should not be recognized at the date of acquisition.

KIFRS 1101 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter

The amendment permits a subsidiary that elects to apply paragraph D16(a) of KIFRS 1101 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to KIFRS. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of KIFRS 1101.

KIFRS 1109 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities

The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. There is no restricted and similar amendment to KIFRS 1039.

KIFRS 1041 Agriculture – Taxation in fair value measurements

The amendments remove the requirement in paragraph 22 of KIFRS 1041 that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of KIFRS 1041.

3.	Significant Accounting Policies

The accounting policies applied by the Group in these consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2021, except for the changes described in Note 2.(5).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by chief operating decision makers of the Group including but not limited to the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business Unit that manages the Group’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arm’s-length basis at market prices that would be applicable to an independent third party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the three-month periods ended March 31, 2022 and 2021, respectively, are as follows:

In millions of won
March 31, 2022
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	16,015,549	481,812	15,533,737	(9,162,365)	1,020,728	10,451	223,707	205,426
Electric power generation (Nuclear)		2,991,466	2,972,700	18,766	650,357	1,013,053	5,190	138,529	1,758
Electric power generation (Non-nuclear)		9,941,278	9,326,481	614,797	718,526	1,041,897	8,079	158,488	100,394
Plant maintenance & engineering service		623,238	532,839	90,399	32,251	30,507	2,834	343	(238)
Others		606,460	400,089	206,371	80,644	39,551	41,743	50,096	—
Consolidation adjustments		(13,713,921)	(13,713,921)	—	(106,335)	(22,721)	(7,028)	(7,252)	—

	~~W~~	16,464,070	—	16,464,070	(7,786,922)	3,123,015	61,269	563,911	307,340

In millions of won
March 31, 2021
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	14,827,694	328,672	14,499,022	(971,744)	981,923	8,736	162,462	163,566
Electric power generation (Nuclear)		2,956,671	2,934,309	22,362	875,404	906,429	4,968	118,839	1,926
Electric power generation (Non-nuclear)		5,780,220	5,463,745	316,475	538,222	1,022,952	4,274	150,761	33,923
Plant maintenance & engineering service		569,412	489,983	79,429	65,931	30,578	2,069	607	(445)
Others		456,016	282,149	173,867	40,682	32,905	40,728	36,769	—
Consolidation adjustments		(9,498,858)	(9,498,858)	—	17,134	(28,667)	(6,792)	(6,625)	—

	~~W~~	15,091,155	—	15,091,155	565,629	2,946,120	53,983	462,813	198,970

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won
March 31, 2022
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	118,971,315	5,014,319	1,201,874	78,340,985
Electric power generation (Nuclear)		65,144,768	148,544	682,174	38,637,021
Electric power generation (Non-nuclear)		58,767,144	2,764,428	610,860	36,200,853
Plant maintenance & engineering service		3,911,683	52,926	33,251	1,388,059
Others		11,132,313	—	141,792	5,052,378
Consolidation adjustments		(41,646,787)	—	(39,876)	(3,084,064)

	~~W~~216,280,436		7,980,217	2,630,075	156,535,232

In millions of won
December 31, 2021
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	115,578,517	4,700,863	6,754,298	68,531,927
Electric power generation (Nuclear)		64,628,651	141,885	1,959,479	38,361,337
Electric power generation (Non-nuclear)		57,310,164	2,575,019	3,337,681	35,803,289
Plant maintenance & engineering service		3,672,366	53,617	110,330	1,086,926
Others		10,861,823	—	637,715	4,961,880
Consolidation adjustments		(40,936,783)	—	(12,001)	(2,948,338)

	~~W~~211,114,738		7,471,384	12,787,502	145,797,021

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

4.	Segment, Geographic and Other Information, Continued

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea. The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

In millions of won	Revenue from external customers			Non-current assets (*2)

Geographical unit	March 31, 2022		March 31, 2021	March 31, 2022	December 31, 2021
Domestic	~~W~~	16,183,995	14,826,196	178,742,364	178,751,575
Overseas (*1)		280,075	264,959	3,779,368	3,572,784

	~~W~~16,464,070		15,091,155	182,521,732	182,324,359

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	The amounts exclude financial assets, deferred tax assets and defined benefit assets.

(5)	Information on significant customers

There is no single customer which accounts for 10% or more of the Group’s revenue for the three-month periods ended March 31, 2022 and 2021.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	3,415,562	—	3,415,562
Current financial assets
Current financial assets at fair value through profit or loss		1,717,512	—	—	—	1,717,512
Current financial assets at amortized costs		—	—	15,562	—	15,562
Current derivative assets		88,578	—	—	17,676	106,254
Other financial assets		—	—	1,487,290	—	1,487,290
Trade and other receivables		—	—	7,573,832	—	7,573,832

		1,806,090	—	12,492,246	17,676	14,316,012

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		663,728	—	—	—	663,728
Non-current financial assets at fair value through other comprehensive income		—	494,097	—	—	494,097
Non-current financial assets at amortized costs		—	—	9,995	—	9,995
Non-current derivative assets		390,051	—	—	177,688	567,739
Other financial assets		—	—	1,353,391	—	1,353,391
Trade and other receivables		—	—	1,947,476	—	1,947,476

		1,053,779	494,097	3,310,862	177,688	5,036,426

	~~W~~	2,859,869	494,097	15,803,108	195,364	19,352,438

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of March 31, 2022 and December 31, 2021 are as follows, continued:

In millions of won	December 31, 2021
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	2,635,238	—	2,635,238
Current financial assets
Current financial assets at fair value through profit or loss		360,833	—	—	—	360,833
Current financial assets at amortized costs		—	—	15,422	—	15,422
Current derivative assets		93,374	—	—	33,564	126,938
Other financial assets		—	—	1,365,603	—	1,365,603
Trade and other receivables		—	—	8,122,415	—	8,122,415

		454,207	—	12,138,678	33,564	12,626,449

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		672,031	—	—	—	672,031
Non-current financial assets at fair value through other comprehensive income		—	435,107	—	—	435,107
Non-current financial assets at amortized costs		—	—	9,851	—	9,851
Non-current derivative assets		349,653	—	—	171,192	520,845
Other financial assets		—	—	1,271,976	—	1,271,976
Trade and other receivables		—	—	1,906,861	—	1,906,861

		1,021,684	435,107	3,188,688	171,192	4,816,671

	~~W~~	1,475,891	435,107	15,327,366	204,756	17,443,120

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	7,587,963	—	7,587,963
Debt securities		—	8,822,487	—	8,822,487
Derivative liabilities		13,900	—	—	13,900
Trade and other payables		—	9,279,797	—	9,279,797

		13,900	25,690,247	—	25,704,147

Non-current liabilities
Borrowings		—	2,290,666	—	2,290,666
Debt securities		—	70,727,484	—	70,727,484
Derivative liabilities		41,155	—	18,638	59,793
Trade and other payables		—	5,984,563	—	5,984,563

		41,155	79,002,713	18,638	79,062,506

	~~W~~	55,055	104,692,960	18,638	104,766,653

In millions of won	December 31, 2021
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	4,382,218	—	4,382,218
Debt securities		—	9,647,616	—	9,647,616
Derivative liabilities		6,838	—	453	7,291
Trade and other payables		—	8,153,426	—	8,153,426

		6,838	22,183,260	453	22,190,551

Non-current liabilities
Borrowings		—	2,265,624	—	2,265,624
Debt securities		—	64,234,055	—	64,234,055
Derivative liabilities		49,418	—	21,322	70,740
Trade and other payables		—	5,996,498	—	5,996,498

		49,418	72,496,177	21,322	72,566,917

	~~W~~	56,256	94,679,437	21,775	94,757,468

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for the three-month periods ended March 31, 2022 and 2021 are as follows:

In millions of won		March 31, 2022		March 31, 2021
Cash and cash equivalents	Interest income	~~W~~	6,744	1,572
	Gain on foreign currency transactions and translations		10,921	11,798
Financial assets at fair value through profit or loss	Interest income		4,237	3,434
	Dividends income		253	138
	Loss on valuation of financial assets		(9,526)	(12)
	Gain on disposal of financial assets		706	496
Financial assets at fair value through other comprehensive income	Dividends income		8,202	2,225
Financial assets at amortized cost	Interest income		255	247
	Gain (loss) on foreign currency transactions and translations		(299)	866
Loans	Interest income		5,286	4,433
	Gain on foreign currency transactions and translations		194	336
Trade and other receivables	Interest income		39,518	38,834
	Loss on foreign currency transactions and translations		(2,698)	(12,387)
Short-term financial instruments	Interest income		2,001	3,256
	Gain on foreign currency transactions and translations		3,513	19,506
Long-term financial instruments	Interest income		3,119	2,168
Other financial assets	Interest income		109	39
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		399,926	314,350
	Loss on repayment of financial liabilities		(15)	—
	Interest expense of trade and other payables		46,828	42,632
	Interest expense of others		117,157	105,831
	Other finance income		202	863
	Other finance expenses		633	616
	Loss on foreign currency transactions and translations		(299,541)	(487,241)
Derivative assets (trading)	Gain on valuation of derivatives		29,366	156,756
	Gain on transaction of derivatives		15,490	10,563
Derivatives (applying hedge accounting)	Gain on valuation of derivatives (profit or loss)		90,211	156,701
	Loss on valuation of derivatives (equity, before tax)		(72,093)	(13,956)
	Gain on transaction of derivatives		9,325	13,600

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

6.	Restricted Deposits

Restricted deposits as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won		March 31, 2022		December 31, 2021
Cash and cash equivalents	Deposits for government project and others	~~W~~	21,951	22,286
	Collateral provided for borrowings		218,274	264,813
	Collateral provided for lawsuit		57	42
	Deposits for transmission regional support program		11,178	5,921
	Deposits for other business purposes		6,050	3,050
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		114,000	114,000
	Collateral provided for borrowings		11,744	11,745
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		525,378	531,720
Long-term financial instruments	Escrow accounts		70	70
	Guarantee deposits for banking accounts at oversea branches		18	333
	Decommissioning costs of nuclear power plants		354,609	324,609
	Funds for developing small and medium enterprises		10,000	10,000

		~~W~~	1,273,329	1,288,589

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

7.	Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Cash	~~W~~	23,725	19,623
Other demand deposits		1,746,315	1,825,751
Short-term deposits classified as cash equivalents		776,734	407,921
Short-term investments classified as cash equivalents		868,788	381,943

	~~W~~	3,415,562	2,635,238

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

8.	Trade and Other Receivables

(1)	Trade and other receivables as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	6,804,694	(210,039)	—	6,594,655
Other receivables		1,000,868	(20,317)	(1,374)	979,177

		7,805,562	(230,356)	(1,374)	7,573,832

Non-current assets
Trade receivables		187,111	(1,371)	—	185,740
Other receivables		1,835,408	(65,610)	(8,062)	1,761,736

		2,022,519	(66,981)	(8,062)	1,947,476

	~~W~~	9,828,081	(297,337)	(9,436)	9,521,308

In millions of won	December 31, 2021
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,743,735	(203,838)	—	7,539,897
Other receivables		602,113	(18,555)	(1,040)	582,518

		8,345,848	(222,393)	(1,040)	8,122,415

Non-current assets
Trade receivables		185,512	(1,501)	—	184,011
Other receivables		1,792,895	(64,155)	(5,890)	1,722,850

		1,978,407	(65,656)	(5,890)	1,906,861

	~~W~~	10,324,255	(288,049)	(6,930)	10,029,276

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	603,536	(18,764)	(9)	584,763
Accrued income		45,902	—	—	45,902
Deposits		238,803	—	(1,365)	237,438
Finance lease receivables (*1)		64,477	(261)	—	64,216
Others		48,150	(1,292)	—	46,858

		1,000,868	(20,317)	(1,374)	979,177

Non-current assets
Non-trade receivables		128,331	(56,730)	(281)	71,320
Accrued income		1,941	—	—	1,941
Deposits		461,236	—	(7,781)	453,455
Finance lease receivables (*2)		1,151,049	(730)	—	1,150,319
Others		92,851	(8,150)	—	84,701

		1,835,408	(65,610)	(8,062)	1,761,736

	~~W~~	2,836,276	(85,927)	(9,436)	2,740,913

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~113,954 million.
(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~1,078,382 million.

In millions of won	December 31, 2021
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	232,172	(17,084)	(9)	215,079
Accrued income		57,300	—	—	57,300
Deposits		212,666	—	(1,031)	211,635
Finance lease receivables (*1)		60,613	(178)	—	60,435
Others		39,362	(1,293)	—	38,069

		602,113	(18,555)	(1,040)	582,518

Non-current assets
Non-trade receivables		123,537	(56,407)	(281)	66,849
Accrued income		1,828	—	—	1,828
Deposits		441,393	—	(5,609)	435,784
Finance lease receivables (*2)		1,140,080	(590)	—	1,139,490
Others		86,057	(7,158)	—	78,899

		1,792,895	(64,155)	(5,890)	1,722,850

	~~W~~	2,395,008	(82,710)	(6,930)	2,305,368

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~111,915 million.
(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~1,082,712 million.

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. However once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with delinquent payments.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Trade receivables: (not overdue)	~~W~~	6,666,309	7,603,472

Trade receivables: (impairment reviewed)		325,496	325,775

Less than 60 days		18,906	11,577
60 ~ 90 days		36,227	27,201
90 ~ 120 days		12,982	28,230
120 days ~ 1 year		46,369	51,945
Over 1 year		211,012	206,822

		6,991,805	7,929,247
Less: allowance for doubtful accounts		(211,410)	(205,339)

	~~W~~	6,780,395	7,723,908

At the end of each reporting period, the Group assesses whether the credit to trade receivables is impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that other receivables are impaired and significant and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

(5)	Changes in the allowance for doubtful accounts for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	March 31, 2022			December 31, 2021
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	205,339	82,710	208,990	132,379
Bad debts expense		8,734	2,407	19,039	18,411
Write-off		(2,123)	(248)	(21,809)	(58,762)
Reversal		(318)	—	(1,071)	(79)
Others		(222)	1,058	190	(9,239)

Ending balance	~~W~~	211,410	85,927	205,339	82,710

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

9.	Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or loss as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Beneficiary Certificate	~~W~~	120,091	147,622	629	206,160
Cooperative		—	5,919	—	5,797
Others (*)		1,597,421	215,269	360,204	202,003

		1,717,512	368,810	360,833	413,960

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	294,918	—	258,071

	~~W~~	1,717,512	663,728	360,833	672,031

(*)	‘Others’ include MMT, etc.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	273,826	—	—	30,753	4,292	308,871
Unlisted		160,790	23,506	—	(318)	757	184,735

		434,616	23,506	—	30,435	5,049	493,606

Debt securities
Corporate bond		491	—	—	—	—	491

		435,107	23,506	—	30,435	5,049	494,097

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		435,107	23,506	—	30,435	5,049	494,097

In millions of won	December 31, 2021
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	194,669	1,500	(8,208)	81,112	4,753	273,826
Unlisted		163,890	8,929	(13)	(12,335)	319	160,790

		358,559	10,429	(8,221)	68,777	5,072	434,616

Debt securities
Corporate bond		—	500	—	—	(9)	491

		358,559	10,929	(8,221)	68,777	5,063	435,107

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		358,559	10,929	(8,221)	68,777	5,063	435,107

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	82,525	82,525
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	107	107
SM Korea Line Corp.	180	0.00%		1	1	1
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	49	49
PAN Ocean Co., Ltd.	1,492	0.00%		14	10	10
STX Heavy Industries Co., Ltd.	7,419	0.03%		107	36	36
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		65,028	108,977	108,977
Denison Mines Corp.	58,284,000	9.76%		84,134	115,350	115,350
Fission Uranium Corp.	100,000	0.02%		41	91	91
SangSangin Industry Co., Ltd.	5,831	0.01%		38	6	6
Vitzrosys Co., Ltd.	399	0.00%		2	2	2
EMnI Co., Ltd.	628	0.00%		25	2	2
Vissem electronics, Co., Ltd.	229	0.00%		11	2	2
KC Industry Co., Ltd.	139	0.00%		6	1	1
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,643	1,643
Aone Alform Co., Ltd.	2,672	0.08%		19	66	66

				324,790	308,870	308,870

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%		5,000	954	954
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
Set Holding (*2)	1,100,220	2.50%		229,255	131,037	131,037
PT. Cirebon Energi Prasarana	22,420	10.00%		26,118	26,335	26,335
SGC Greenpower	580,000	5.00%		2,900	2,900	2,900
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	4.30%		1,500	2,617	2,617
H Robotics Co., Ltd.	903,601	8.05%		4,000	5,638	5,638
Good Tcells Co., Ltd.	11,364	0.34%		500	456	456
IPSbio Co., Ltd.	1,975	3.13%		1,000	1,000	1,000
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.87%		1,000	1,000	1,000
Fine Powerex Co., Ltd.	72,633	4.92%		1,500	1,500	1,500
Electric Contractors’ Financial Cooperative Co., Ltd.	—	—		38	38	38
Information&Communication Financial Cooperative Co., Ltd.	—	—		15	15	15
Hwan Young Steel Co., Ltd.and others (*3)	—	—		12,414	8,670	8,670

				287,816	184,736	184,736

Debt securities
Aron Flying Ship Co., Ltd. (*1)				500	491	491

			~~W~~	613,106	494,097	494,097

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the three-month period ended March 31, 2022.

(*3)	Equity securities, acquired through debt-for-equity swaps of electricity rate bonds and others, consist of 387 companies including Hwan Young Steel Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of March 31, 2022 and December 31, 2021 are as follows, continued:

In millions of won	December 31, 2021
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	87,733	87,733
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	—	—
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	42	42
PAN Ocean Co., Ltd.	1,492	0.00%		14	8	8
STX Heavy Industries Co., Ltd.	7,419	0.03%		107	35	35
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		65,028	89,747	89,747
Denison Mines Corp.	58,284,000	9.76%		84,134	94,376	94,376
Fission Uranium Corp.	100,000	0.02%		41	73	73
SangSangin Industry Co., Ltd.	5,831	0.01%		38	6	6
Vitzrosys Co., Ltd.	399	0.00%		2	2	2
EMnI Co., Ltd.	628	0.00%		25	2	2
Vissem electronics, Co., Ltd.	229	0.00%		11	2	2
KC Industry Co., Ltd.	139	0.00%		6	1	1
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,779	1,779
Aone Alform Co., Ltd.	2,672	0.08%		19	18	18

				324,790	273,826	273,826

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%		5,000	954	954
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
Set Holding (*2)	1,100,220	2.50%		229,255	131,036	131,036
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,658	2,658
SGC Greenpower	580,000	5.00%		2,900	2,900	2,900
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	4.30%		1,500	2,618	2,618
H Robotics Co., Ltd.	903,601	8.05%		4,000	5,639	5,639
Good Tcells Co., Ltd.	11,364	0.34%		500	457	457
IPSbio Co., Ltd.	1,975	3.13%		1,000	1,000	1,000
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.87%		1,000	1,000	1,000
Fine Powerex Co., Ltd.	72,633	4.92%		1,500	1,500	1,500
Electric Contractors’ Financial Cooperative Co., Ltd.	—	—		38	38	38
Information&Communication Financial Cooperative Co., Ltd.	—	—		15	15	15
Hwan Young Steel Co., Ltd.and others (*3)	—	—		12,008	8,399	8,399

				263,904	160,790	160,790

Debt securities
Aron Flying Ship Co., Ltd. (*1)				500	491	491

			~~W~~	589,194	435,107	435,107

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2021.

(*3)	Equity securities, acquired through debt-for-equity swaps of electricity rate bonds and others, consist of 372 companies including Hwan Young Steel Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

11.	Financial Assets at Amortized Cost

Financial	assets at amortized cost as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value
Government bonds	~~W~~	1,537	—	—	—	1,537
Others		24,020	—	—	—	24,020

	~~W~~	25,557	—	—	—	25,557

Current	~~W~~	15,562	—	—	—	15,562
Non-current		9,995	—	—	—	9,995

In millions of won	December 31, 2021
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value
Government bonds	~~W~~	1,308	—	—	—	1,308
Others		23,965	—	—	—	23,965

	~~W~~	25,273	—	—	—	25,273

Current	~~W~~	15,422	—	—	—	15,422
Non-current		9,851	—	—	—	9,851

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

12.	Derivatives

(1)	Derivatives as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	157	8,069	559	6,899
Currency swap		106,005	531,457	125,877	506,957
Interest rate swap		92	28,204	502	6,980
Others		—	9	—	9

	~~W~~	106,254	567,739	126,938	520,845

Derivative liabilities
Currency forward	~~W~~	5,921	—	301	—
Currency swap		5,131	17,297	4,446	16,708
Interest rate swap		2,848	16,580	2,544	28,138
Others (*1,2,3)		—	25,916	—	25,894

	~~W~~	13,900	59,793	7,291	70,740

(*1)

The Group has an obligation to settle the convertible preferred stock to financial investors pursuant to the settlement contract with Samcheok Eco Materials Co., Ltd. and the fair value of the obligation is recorded in ‘Others’.

(*2)	The Group has granted stock option to Chester Solar IV SpA, a joint venture of the Group, and 4 other third party investors, and recognized its fair value as other derivative liabilities.
(*3)	The Group has an obligation to purchase the shares of Hyundai Green Power Co., Ltd., an associate of the Group from financial investors, and the fair value of the obligation is recorded in ‘Others’.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of March 31, 2022 are as follows:

In millions of won and thousands of USD except contract exchange rate information
Counterparty	Contract date	Maturity date	Contract amounts				Contract exchange rate (in won)
			Pay		Receive
Kookmin Bank	2022.03.11	2022.04.04	~~W~~	12,331	USD	10,000	~~W~~	1,233.07
Kookmin Bank	2022.03.17	2022.04.14		12,200	USD	10,000		1,220.03
Kookmin Bank	2022.03.24	2022.04.22		12,195	USD	10,000		1,219.45
Kookmin Bank	2022.03.30	2022.04.26		12,127	USD	10,000		1,212.70
Korea Development Bank	2022.03.11	2022.04.01		12,332	USD	10,000		1,233.20
Korea Development Bank	2022.03.17	2022.04.13		12,252	USD	10,000		1,225.15
Korea Development Bank	2022.03.23	2022.04.21		12,135	USD	10,000		1,213.45
Korea Development Bank	2022.03.29	2022.04.29		12,204	USD	10,000		1,220.40
Korea Development Bank	2022.03.31	2022.04.29		9,700	USD	8,000		1,212.50
Mizuho Bank	2022.03.16	2022.04.11		12,380	USD	10,000		1,238.02
Mizuho Bank	2022.03.22	2022.04.19		12,216	USD	10,000		1,221.55
Mizuho Bank	2022.03.29	2022.04.27		12,206	USD	10,000		1,220.55
Mizuho Bank	2022.03.31	2022.04.27		12,101	USD	10,000		1,210.08
Morgan Stanley	2022.03.15	2022.04.05		12,423	USD	10,000		1,242.30
Morgan Stanley	2022.03.31	2022.04.20		12,106	USD	10,000		1,210.62
Morgan Stanley	2022.03.29	2022.04.26		12,206	USD	10,000		1,220.60
Nonghyup Bank	2022.03.18	2022.04.05		12,130	USD	10,000		1,213.00
Nonghyup Bank	2022.03.16	2022.04.08		12,416	USD	10,000		1,241.55
Nonghyup Bank	2022.03.29	2022.04.15		12,216	USD	10,000		1,221.60
Nonghyup Bank	2022.03.30	2022.04.21		12,090	USD	10,000		1,209.00
Woori Bank	2022.03.16	2022.04.12		6,183	USD	5,000		1,236.50
Woori Bank	2022.03.22	2022.04.20		12,211	USD	10,000		1,221.05
Woori Bank	2022.03.29	2022.04.28		12,211	USD	10,000		1,221.10
Hana Bank	2022.03.16	2022.04.07		12,422	USD	10,000		1,242.15
Hana Bank	2022.03.18	2022.04.18		12,144	USD	10,000		1,214.40
Hana Bank	2022.03.25	2022.04.25		12,191	USD	10,000		1,219.13
Hana Bank	2022.03.30	2022.05.02		12,170	USD	10,000		1,216.95
Hana Bank	2022.03.30	2022.05.03		12,140	USD	10,000		1,213.96
Hana Bank	2022.03.25	2022.04.14		1,912	JPY	191,100		10
HSBC	2022.03.22	2022.04.05		29,318	USD	24,000		1,221.60
MUFG	2022.03.24	2022.04.05		6,708	USD	5,500		1,219.64
JP Morgan	2022.03.28	2022.04.05		13,486	USD	11,000		1,225.96
MUFG	2022.03.31	2022.04.13		13,322	USD	11,000		1,211.10
JP Morgan	2022.03.16	2022.04.18		9,910	USD	8,000		1,238.72
Mizuho Bank	2022.03.16	2022.04.19		6,188	USD	5,000		1,237.63
JP Morgan	2022.03.17	2022.04.07		12,205	USD	10,000		1,220.50
MUFG	2022.03.17	2022.04.13		12,227	USD	10,000		1,222.65
Mizuho Bank	2022.03.17	2022.04.15		12,237	USD	10,000		1,223.68

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of March 31, 2022 are as follows, continued:

In millions of won and thousands of USD except contract exchange rate information
Counterparty	Contract date	Maturity date	Contract amounts				Contract exchange rate (in won)
			Pay		Receive
Mizuho Bank	2022.03.22	2022.04.25	~~W~~	8,541	USD	7,000	~~W~~	1,220.10
JP Morgan	2022.03.25	2022.04.21		3,659	USD	3,000		1,219.80
Standard Chartered	2022.03.29	2022.04.14		12,205	USD	10,000		1,220.51
JP Morgan	2022.03.29	2022.04.12		8,543	USD	7,000		1,220.45
MUFG	2022.03.29	2022.04.20		12,206	USD	10,000		1,220.60
JP Morgan	2022.03.30	2022.04.22		12,128	USD	10,000		1,212.80
Standard Chartered	2022.03.30	2022.04.21		12,130	USD	10,000		1,212.95
MUFG	2022.03.30	2022.04.25		12,128	USD	10,000		1,212.75
Nonghyup Bank	2022.03.30	2022.04.22		12,127	USD	10,000		1,212.65
Kookmin Bank	2022.03.30	2022.04.25		12,123	USD	10,000		1,212.25
Mizuho Bank	2022.03.30	2022.04.19		12,116	USD	10,000		1,211.60
Mizuho Bank	2022.03.30	2022.04.26		12,122	USD	10,000		1,212.20
MUFG	2022.03.30	2022.04.18		12,086	USD	10,000		1,208.60
Kookmin Bank	2022.03.31	2022.04.27		12,097	USD	10,000		1,209.73
HSBC	2022.03.16	2022.04.20		2,461	USD	2,000		1,230.72
HSBC	2022.03.22	2022.04.12		12,192	USD	10,000		1,219.20
HSBC	2022.03.25	2022.04.14		3,655	USD	3,000		1,218.43
HSBC	2022.03.29	2022.04.18		12,175	USD	10,000		1,217.54
Shinhan Bank	2022.03.25	2022.04.14		6,087	USD	5,000		1,217.48
MUFG	2022.03.29	2022.04.18		12,202	USD	10,000		1,220.15
Busan Bank	2022.03.31	2022.04.04		3,635	USD	3,000		1,211.65
HSBC	2020.10.19	2024.10.29		140,913	USD	125,000		1,127.30
Hana Bank	2022.03.10	2022.04.22		12,311	USD	10,000		1,231.10
MUFG	2022.03.16	2022.04.22		8,670	USD	7,000		1,238.50
Woori bank	2022.03.17	2022.04.22		12,284	USD	10,000		1,228.40
Hana Bank	2022.03.17	2022.04.22		12,252	USD	10,000		1,225.20
MUFG	2022.03.17	2022.04.22		12,198	USD	10,000		1,219.75
Woori bank	2022.03.17	2022.04.22		12,178	USD	10,000		1,217.80
MUFG	2022.03.21	2022.05.13		6,073	USD	5,000		1,214.55
HSBC	2022.03.22	2022.05.13		6,082	USD	5,000		1,216.45
MUFG	2022.03.23	2022.05.13		6,071	USD	5,000		1,214.25
MUFG	2022.03.23	2022.05.13		2,238	USD	1,844		1,213.35
Busan Bank	2022.03.23	2022.05.13		12,126	USD	10,000		1,212.55
Hana Bank	2022.03.08	2022.06.20		8,058	EUR	5,970		1,349.70
Hana Bank	2022.03.08	2022.07.20		301	EUR	223		1,351.40
Hana Bank	2022.03.08	2022.09.29		342	EUR	253		1,355.00
Hana Bank	2022.03.08	2022.09.30		2,022	EUR	1,493		1,355.00
Hana Bank	2022.03.08	2022.10.07		2,023	EUR	1,493		1,355.60

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of March 31, 2022 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate (in won, USD)
		Pay		Receive		Pay	Receive
Standard Chartered	2014~2029	~~W~~	102,470	USD	100,000	3.14%	3.57%	~~W~~	1,024.70
Societe Generale	2014~2024		105,017	USD	100,000	4.92%	5.13%		1,050.17
Hana Bank	2015~2024		107,970	USD	100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD	86,920	4.85%	5.13%		1,083.97
Woori Bank	2019~2027		21,708	USD	19,417	5.04%	6.75%		1,118.00
Woori Bank	2019~2024		296,000	USD	250,000	1.21%	2.50%		1,184.00
Korea Development Bank	2019~2024		177,600	USD	150,000	1.24%	2.50%		1,184.00
Hana Bank	2019~2024		118,400	USD	100,000	1.24%	2.50%		1,184.00
Woori Bank	2020~2025		241,320	USD	200,000	0.54%	1.13%		1,206.60
Korea Development Bank	2020~2025		241,320	USD	200,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2025		120,660	USD	100,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2026		76,355	USD	70,445	5.83%	6.00%		1,083.90
Woori Bank	2021~2026		118,170	USD	100,000	1.11%	1.13%		1,181.70
Korea Development Bank	2021~2026		118,170	USD	100,000	1.11%	1.13%		1,181.70
Hana Bank	2021~2026		118,170	USD	100,000	1.11%	1.13%		1,181.70
Citibank	2012~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
JP Morgan	2012~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
Bank of America	2012~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
Shinhan Bank	2016~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
HSBC	2012~2022		111,770	USD	100,000	2.89%	3.00%		1,117.70
Hana Bank	2012~2022		111,770	USD	100,000	2.87%	3.00%		1,117.70
Standard Chartered	2012~2022		111,770	USD	100,000	2.89%	3.00%		1,117.70
Deutsche Bank	2012~2022		55,885	USD	50,000	2.79%	3.00%		1,117.70
Nomura	2015~2025		111,190	USD	100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD	100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD	100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD	800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD	850,000	2.66%	3.35%		135.75
Korea Development Bank	2018~2023		170,280	USD	150,000	2.15%	3.75%		1,135.20
Woori Bank	2018~2023		170,280	USD	150,000	2.18%	3.75%		1,135.20
Hana Bank	2018~2023		113,520	USD	100,000	2.17%	3.75%		1,135.20
Shinhan Bank	2018~2023		227,040	USD	200,000	2.17%	3.75%		1,135.20
Citibank	2019~2024		239,956	CHF	200,000	1.44%	0.00%		1,199.78
Korea Development Bank	2019~2027		119,978	CHF	100,000	1.43%	0.05%		1,199.78
Woori Bank	2021~2026		222,800	USD	200,000	0.93%	1.25%		1,114.00
Shinhan Bank	2021~2026		111,400	USD	100,000	0.92%	1.25%		1,114.00
Korea Development Bank	2021~2026		111,400	USD	100,000	0.93%	1.25%		1,114.00
Nonghyup Bank	2021~2026		111,400	USD	100,000	0.93%	1.25%		1,114.00
HSBC	2019~2024	USD	205,500	AUD	300,000	3M Libor + 0.78%	3M BBSW + 0.97%	USD	0.69

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of March 31, 2022 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate (in won)
		Pay		Receive		Pay	Receive
Kookmin Bank	2020~2025	~~W~~	118,780	USD	100,000	1.29%	2.13%	~~W~~	1,187.80
Shinhan Bank	2020~2025		118,780	USD	100,000	1.29%	2.13%		1,187.80
Hana Bank	2020~2025		118,780	USD	100,000	1.29%	2.13%		1,187.80
Korea Development Bank	2020~2026		118,910	USD	100,000	0.61%	1.00%		1,189.10
Hana Bank	2020~2026		118,910	USD	100,000	0.61%	1.00%		1,189.10
Woori Bank	2020~2026		118,910	USD	100,000	0.62%	1.00%		1,189.10
Nomura	2017~2037		52,457	EUR	40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK	450,000	2.62%	2.36%		132.05
Kookmin Bank	2021~2026		114,230	USD	100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2021~2026		114,230	USD	100,000	1.27%	1.25%		1,142.30
Hana Bank	2021~2026		114,230	USD	100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2018~2023		320,880	USD	300,000	2.03%	3.75%		1,069.60
BNP Paribas	2019~2024		111,841	CHF	100,000	1.78%	0.13%		1,118.41
Kookmin Bank	2019~2024		111,841	CHF	100,000	1.78%	0.13%		1,118.41
Korea Development Bank	2019~2022		117,340	USD	100,000	1.06%	2.38%		1,173.40
Hana Bank	2019~2022		117,340	USD	100,000	1.06%	2.38%		1,173.40
Kookmin Bank	2019~2022		117,340	USD	100,000	1.06%	2.38%		1,173.40
Woori Bank	2021~2026		220,600	USD	200,000	0.47%	0.75%		1,103.00
Shinhan Bank	2021~2026		220,600	USD	200,000	0.47%	0.75%		1,103.00
Hana Bank	2021~2026		55,150	USD	50,000	0.48%	0.75%		1,103.00
Hana Bank	2017~2022		226,600	USD	200,000	1.94%	2.63%		1,133.00
Korea Development Bank	2017~2022		113,300	USD	100,000	1.94%	2.63%		1,133.00
Nomura	2017~2022		113,300	USD	100,000	1.95%	2.63%		1,133.00
Woori Bank	2017~2022		56,650	USD	50,000	1.95%	2.63%		1,133.00
Kookmin Bank	2017~2022		56,650	USD	50,000	1.95%	2.63%		1,133.00
Korea Development Bank	2018~2023		169,335	USD	150,000	2.26%	3.88%		1,128.90
Woori Bank	2018~2023		169,335	USD	150,000	2.26%	3.88%		1,128.90
Credit Agricole	2018~2023		112,890	USD	100,000	2.26%	3.88%		1,128.90
Hana Bank	2018~2023		56,445	USD	50,000	2.26%	3.88%		1,128.90
Kookmin Bank	2018~2023		56,445	USD	50,000	2.26%	3.88%		1,128.90
Woori Bank	2020~2025		245,560	USD	200,000	0.93%	1.75%		1,227.80
Hana Bank	2020~2025		245,560	USD	200,000	0.93%	1.75%		1,227.80
Korea Development Bank	2020~2025		122,780	USD	100,000	0.93%	1.75%		1,227.80

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of March 31, 2022 are as follows:

In millions of won
Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay	Receive
Hana Bank	2017~2022	~~W~~	100,000	2.01%	3M CD + 0.24%
Hana Bank	2017~2022		100,000	2.06%	3M CD + 0.27%
Nomura (*1)	2018~2038		30,000	2.56%	3.75%
Hana Bank	2018~2023		200,000	2.15%	3M CD + 0.19%
Hana Bank	2018~2023		200,000	2.17%	3M CD + 0.19%
Hana Bank	2018~2023		150,000	2.03%	3M CD + 0.21%
Hana Bank	2019~2024		200,000	1.87%	3M CD + 0.13%
Shinhan Bank	2021~2025		100,000	2.32%	3M CD + 0.43%
Hana Bank	2022~2027		200,000	3.02%	3M CD + 0.61%
Hana Bank	2022~2027		200,000	3.04%	3M CD + 0.58%
Societe Generale	2017~2022		200,000	3M Libor + 3.44%	3.77%
Nomura	2017~2032		52,457	3M Libor + 2.22%	2.60%
Nomura	2017~2032		59,423	3M Libor + 2.24%	2.62%
Nomura (*2)	2021~2041		30,000	1.84%	2.60%
Nomura (*3)	2021~2041		50,000	1.87%	2.38%

(*1)

2.56% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter. Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.

(*2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.
(*3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.

(6)	Interest rate swap contracts which are designated as hedging instruments as of March 31, 2022 are as follows:

In thousands of USD
Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay	Receive
Export-Import Bank of Korea	2015~2031	USD	15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD	7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD	7,861	2.67%	6M USD Libor
BNP Paribas	2009~2027	USD	60,316	4.16%	6M USD Libor
KFW	2009~2027	USD	60,316	4.16%	6M USD Libor
Export-Import Bank of Korea	2016~2036	USD	71,116	3.00%	6M USD Libor

(7)

Gain and loss on valuation and transaction of derivatives for the three-month periods ended March 31, 2022 and 2021 are as follows and included in finance income and expenses in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)		Accumulated other comprehensive income (loss) (*)
	March 31, 2022		March 31, 2021	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Currency forward	~~W~~	(4,613)	29,090	8,369	7,672	—	—
Currency swap		103,935	275,546	18,318	19,944	(82,914)	(23,602)
Interest rate swap		20,255	8,821	(1,872)	(3,453)	10,821	9,646

	~~W~~	119,577	313,457	24,815	24,163	(72,093)	(13,956)

(*)

For the three-month period ended March 31, 2022, the net loss on valuation of derivatives applying cash flow hedge accounting of ~~W~~34,744 million, net of tax, is included in other comprehensive income (loss).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

13.	Other Financial Assets

(1)	Other financial assets as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Loans	~~W~~	91,974	960,093	88,406	903,397
Less: Allowance for doubtful accounts		(27)	(52,650)	(10)	(52,667)
Less: Present value discount		(839)	(31,068)	(807)	(29,248)

		91,108	876,375	87,589	821,482

Long-term / short-term financial instruments		1,396,182	477,016	1,278,014	450,494

	~~W~~	1,487,290	1,353,391	1,365,603	1,271,976

(2)	Loans as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	30,249	—	(839)	29,410
Loans for housing		27,201	—	—	27,201
Other loans		34,524	(27)	—	34,497

		91,974	(27)	(839)	91,108

Long-term loans
Loans for tuition		441,951	(37,783)	(31,068)	373,100
Loans for housing		293,417	—	—	293,417
Loans for related parties		187,142	(14,861)	—	172,281
Other loans		37,583	(6)	—	37,577

		960,093	(52,650)	(31,068)	876,375

	~~W~~	1,052,067	(52,677)	(31,907)	967,483

In millions of won	December 31, 2021
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	28,975	—	(807)	28,168
Loans for housing		25,750	—	—	25,750
Other loans		33,681	(10)	—	33,671

		88,406	(10)	(807)	87,589

Long-term loans
Loans for tuition		431,002	(37,783)	(29,248)	363,971
Loans for housing		282,833	—	—	282,833
Loans for related parties		150,541	(14,861)	—	135,680
Fisheries loan		203	—	—	203
Other loans		38,818	(23)	—	38,795

		903,397	(52,667)	(29,248)	821,482

	~~W~~	991,803	(52,677)	(30,055)	909,071

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Beginning balance	~~W~~	52,677	20,267
Bad debts expense		—	30,942
Others		—	1,468

Ending balance	~~W~~	52,677	52,677

(4)	Long-term and short-term financial instruments as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	443,057	105,222	976,899	103,607
Others		953,125	371,794	301,115	346,887

	~~W~~	1,396,182	477,016	1,278,014	450,494

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

14.	Inventories

Inventories as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,930,095	(1,247)	3,928,848
Merchandises		1,066	—	1,066
Work-in-progress		171,481	—	171,481
Finished goods		48,383	—	48,383
Supplies		2,643,874	(10,694)	2,633,180
Inventories-in-transit		1,021,035	—	1,021,035
Other inventories		13,886	—	13,886

	~~W~~	7,829,820	(11,941)	7,817,879

In millions of won	December 31, 2021
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,655,588	(1,247)	3,654,341
Merchandises		512	—	512
Work-in-progress		180,220	—	180,220
Finished goods		27,254	—	27,254
Supplies		2,541,028	(3,869)	2,537,159
Inventories-in-transit		1,195,148	—	1,195,148
Other inventories		13,548	—	13,548

	~~W~~	7,613,298	(5,116)	7,608,182

The loss on inventory valuation due to decrease in the net realizable value of inventories included in cost of sales for the three-month period ended March 31, 2022 was ~~W~~5,623 million and the reversal of the allowance for loss on inventory valuation deducted from cost of sales for the year ended December 31, 2021 was ~~W~~11,422 million.

The amounts of loss from inventory valuation included in other gains or losses for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 were ~~W~~1,202 million and ~~W~~7,761 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

15.	Non-Financial Assets

Non-financial assets as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022			December 31, 2021

	Current		Non-current	Current	Non-current
Advanced payments	~~W~~	222,966	44,749	161,466	124,305
Prepaid expenses		629,090	158,948	756,729	151,095
Others (*)		1,511,811	90,145	840,796	89,418

	~~W~~	2,363,867	293,842	1,758,991	364,818

(*)	Details of others as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022			December 31, 2021

	Current		Non-current	Current	Non-current
Greenhouse gas emissions rights	~~W~~	553,763	—	524,658	—
Other quick assets		958,048	90,145	316,138	89,418

	~~W~~	1,511,811	90,145	840,796	89,418

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of March 31, 2022 and December 31, 2021 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			March 31, 2022	December 31, 2021
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Engineering and construction for utility plant and others	Korea	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	Korea	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	Korea	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	Korea	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	Philippines	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	Philippines	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	Lebanon	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	Singapore	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	Netherlands	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	Bahrain	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	Jordan	80.00%	80.00%
KHNP Canada Energy Ltd.	Holding company	Canada	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	Canada	80.00%	80.00%
KEPCO Holdings de Mexico	Holding company	Mexico	100.00%	100.00%
KST Electric Power Company, S.A.P.I. de C.V.	Construction and operation of utility plant	Mexico	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	Mexico	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	Netherlands	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	Indonesia	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	Indonesia	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	Philippines	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	Jordan	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	Canada	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	Barabados	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	Korea	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	Indonesia	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	—	100.00%
PT. EWP Indonesia	Holding company	Indonesia	99.96%	99.96%
KEPCO Netherlands J3 B.V.	Holding company	Netherlands	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Global One Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Mira Power Limited (*3)	Power generation	Pakistan	76.00%	76.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of March 31, 2022 and December 31, 2021 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			March 31, 2022	December 31, 2021
KOSEP Material Co., Ltd.	Recycling fly ashes	Korea	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*4)	RDF power generation	Korea	85.03%	85.03%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	Philippines	99.99%	99.99%
KOSPO Chile SpA	Holding company	Chile	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	Indonesia	95.00%	95.00%
Hee Mang Sunlight Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	Jordan	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd. (*5)	Operation of utility plant	Korea	50.00%	50.00%
Chitose Solar Power Plant LLC	Power generation	Japan	65.00%	65.00%
KEPCO Energy Solution Co., Ltd.	Energy service	Korea	100.00%	100.00%
KEPCO Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
KOSPO Power Services Ltda.	Utility plant maintenance and others	Chile	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	Korea	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	Laos	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	100.00%
KEPCO Alamosa LLC	Holding company	USA	50.10%	50.10%
KEPCO Solar of Alamosa LLC	Power generation	USA	100.00%	100.00%
KEPCO Mangilao Holdings LLC	Holding company	USA	100.00%	100.00%
Mangilao Investment LLC	Holding company	USA	100.00%	100.00%
KEPCO Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	Korea	79.03%	79.03%
PT. Siborpa Eco Power	Construction and operation of utility plant	Indonesia	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	Korea	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	Korea	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	Korea	80.65%	80.65%
BSK E-New Industry Fund X	Holding company	Korea	66.80%	66.80%
PT. Korea Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	Chile	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	Korea	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
Nambu USA LLC	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	Korea	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	Korea	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	Korea	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Secutec Co., Ltd.	Security service	Korea	100.00%	100.00%
SE Green Energy Co., Ltd.	Power generation	Korea	84.80%	84.80%
KEPCO Mangilao America LLC	Holding company	USA	100.00%	100.00%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOAK Power Limited	Hydro power facility maintenance	Pakistan	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
Haenanum Energy Fund	Holding company	Korea	99.64%	99.64%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of March 31, 2022 and December 31, 2021 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			March 31, 2022	December 31, 2021
Paju Ecoenergy Co., Ltd.	Power generation	Korea	89.00%	89.00%
Guam Ukudu Power LLC	Power generation	USA	100.00%	100.00%
TS Energy No. 25 Co., Ltd.	Power generation	Korea	90.00%	90.00%
KPS Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KEPCO E&C Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Moha solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
Ogiri Solar Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP USA LLC	Holding company	USA	100.00%	100.00%
KOMIPO Vanphong Power Service LLC	Utility plant maintenance and others	Vietnam	100.00%	100.00%
Energy Innovation Fund I	Holding company	Korea	71.91%	71.91%
KHNP Chile SpA	Holding company	Chile	100.00%	100.00%
Yeong Yang Apollon Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Corporation Co., Ltd.	Power generation	Korea	100.00%	100.00%
SolarVader Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Innovation Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Horus Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Solar Management Co., Ltd.	Power generation	Korea	100.00%	100.00%
LSG Hydro Power Limited	Holding company	Pakistan	99.80%	99.80%
KOEN Bio Co., Ltd.	Wood pellet utilization business	Korea	70.00%	70.00%
KOMIPO Energy Solution America, LLC	Holding company	USA	100.00%	100.00%
Elara Investment Holdings, LLC (*6)	Holding company	USA	0.10%	0.10%
Elara Equity Holdings, LLC	Holding company	USA	54.00%	54.00%
Elara Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
Elara Class B Member, LLC	Holding company	USA	100.00%	100.00%
Elara Development Holdings, LLC	Holding company	USA	100.00%	100.00%
KOMIPO Development, LLC (formerly, Elara Development, LLC)	Holding company	USA	100.00%	100.00%
Elara Energy Holdings, LLC (*6)	Holding company	USA	43.94%	43.94%
Elara Energy Project, LLC	Power generation	USA	100.00%	100.00%
KOMIPO Iberian Solar Group, S.L.U.	Holding company	Spain	100.00%	100.00%
Jeongam Wind Power Co., Ltd.	Power generation	Korea	80.00%	80.00%
KOWEPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
CVS Equity Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development, LLC	Holding company	USA	100.00%	100.00%
CVS Class B Member, LLC	Holding company	USA	100.00%	100.00%
CVS Energy Holdings, LLC	Holding company	USA	100.00%	100.00%
Concho Valley Energy, LLC	Holding company	USA	100.00%	100.00%
Concho Valley Solar, LLC	Power generation	USA	100.00%	100.00%
Yeongdeok Sunrise Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP Spain, S.L.	Holding company	Spain	100.00%	100.00%

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.08%.
(*2)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group obtained the majority of the voting power under the shareholders’ agreement.

(*3)	As of the reporting date, the annual reporting period of all subsidiaries is December 31, except for Mira Power Limited.
(*4)

The Group guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Group which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

(*5)	The subsidiary is included in the consolidated financial statements as the Group owns 50%+1 stake and has the ability to appoint a majority of the board members under the shareholders’ agreement.
(*6)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group has control over the board of directors under the shareholders’ agreement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(2)	Subsidiaries newly included in and excluded from consolidation for the three-month period ended March 31, 2022 are as follows:

Subsidiaries excluded from consolidation during the three-month period ended March 31, 2022.

Subsidiaries	Reason
EWPRC Biomass Holdings, LLC	Liquidation

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won
March 31, 2022
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	65,154,712	38,637,021	2,991,466	328,690
Korea South-East Power Co., Ltd.		11,460,977	6,367,992	2,033,374	(40,293)
Korea Midland Power Co., Ltd.		14,080,136	9,962,103	2,155,194	149,624
Korea Western Power Co., Ltd.		11,334,283	7,414,765	1,864,929	69,962
Korea Southern Power Co., Ltd.		11,847,196	7,326,471	2,185,833	125,698
Korea East-West Power Co., Ltd.		10,060,889	5,129,521	1,701,948	94,333
KEPCO Engineering & Construction Company, Inc.		733,257	226,294	92,936	(1,668)
KEPCO Plant Service & Engineering Co., Ltd.		1,465,747	376,657	302,212	20,707
KEPCO Nuclear Fuel Co., Ltd.		997,556	576,196	51,944	6,953
KEPCO KDN Co., Ltd.		711,390	203,281	176,146	6,997
KEPCO International HongKong Ltd.		132,010	—	—	288
KEPCO International Philippines Inc.		113,102	493	—	5
KEPCO Gansu International Ltd.		7,019	571	—	(5)
KEPCO Philippines Holdings Inc.		172,278	84	—	(362)
KEPCO Philippines Corporation		6,096	22	—	(44)
KEPCO Ilijan Corporation		257,110	31,667	12,954	6,598
KEPCO Lebanon SARL		1,918	10,004	—	141
KEPCO Neimenggu International Ltd.		247,541	3,231	—	1,030
KEPCO Shanxi International Ltd.		563,178	214,313	—	(2,020)
KOMIPO Global Pte Ltd.		314,107	1,293	—	4,988
KEPCO Netherlands B.V.		130,333	781	—	(5)
KEPCO Australia Pty., Ltd.		532	12	—	21
KOSEP Australia Pty., Ltd.		52,689	7,468	9,365	3,454
KOMIPO Australia Pty., Ltd.		64,093	8,009	9,365	4,555
KOWEPO Australia Pty., Ltd.		63,890	6,451	9,365	4,549
KOSPO Australia Pty., Ltd.		52,401	6,168	9,365	4,373
KEPCO Middle East Holding Company		106,950	92,781	—	(447)
Qatrana Electric Power Company		501,325	273,650	5,709	5,049
KHNP Canada Energy Ltd.		128,069	22	—	7
KEPCO Bylong Australia Pty., Ltd.		47,209	409,291	—	8,048
Korea Waterbury Uranium Limited Partnership		20,925	190	—	(35)
KEPCO Holdings de Mexico		1,368	1,244	—	(2)
KST Electric Power Company, S.A.P.I. de C.V.		611,743	449,494	43,562	10,194
KEPCO Energy Service Company		2,230	689	1,369	108
KEPCO Netherlands S3 B.V.		53,018	59	—	977
PT. KOMIPO Pembangkitan Jawa Bali		14,850	3,059	4,676	1,440
PT. Cirebon Power Service		3,147	1,137	1,966	55
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		37,697	17,416	3,446	2,412
EWP America Inc. (*1)		50,277	3,226	3,266	669
KNF Canada Energy Limited		2,206	21	—	(13)
EWP Barbados 1 SRL		367,336	1,728	753	5,201
Gyeonggi Green Energy Co., Ltd.		237,817	218,172	30,128	(200)
PT. Tanggamus Electric Power		217,119	162,548	3,008	2,731
Gyeongju Wind Power Co., Ltd.		100,291	62,882	8,179	4,174
KOMIPO America Inc. (*2)		418,196	125,751	1,711	2,892
PT. EWP Indonesia		84,565	1,252	—	619
KEPCO Netherlands J3 B.V.		129,219	89	—	(44)
Korea Offshore Wind Power Co., Ltd.		370,151	191,737	16,257	7,383
Global One Pioneer B.V.		166	59	—	55
Global Energy Pioneer B.V.		343	58	—	63
Mira Power Limited		438,806	320,323	13,840	5,614
KOSEP Material Co., Ltd.		3,530	728	1,084	170
Commerce and Industry Energy Co., Ltd.		82,607	33,912	6,645	(1,077)
KEPCO KPS Philippines Corp.		6,859	2,102	1,320	348
KOSPO Chile SpA		146,811	59,034	—	(330)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won
March 31, 2022
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
PT. KOWEPO Sumsel Operation And Maintenance Services	~~W~~	117	263	—	—
Hee Mang Sunlight Power Co., Ltd.		5,682	2,664	196	50
Fujeij Wind Power Company		212,295	170,307	—	4,727
KOSPO Youngnam Power Co., Ltd.		414,846	307,042	131,217	6,823
Chitose Solar Power Plant LLC		113,694	99,073	2,077	(1,029)
KEPCO Energy Solution Co., Ltd.		316,491	5,081	9,189	379
KEPCO Solar Co., Ltd.		234,062	22,986	6,313	2,581
KOSPO Power Services Ltda.		7,684	4,454	5,221	339
Energy New Industry Specialized Investment Private Investment Trust (*3)		358,160	1,466	—	382
KOEN Bylong Pty., Ltd.		9	104	—	—
KOMIPO Bylong Pty., Ltd.		8	92	—	—
KOWEPO Bylong Pty., Ltd.		8	91	—	—
KOSPO Bylong Pty., Ltd.		77	178	—	—
EWP Bylong Pty., Ltd.		8	57	—	—
KOWEPO Lao International		14,229	68	2,322	1,635
KEPCO US Inc.		17,977	—	—	—
KEPCO Alamosa LLC		34,816	268	33	24
KEPCO Solar of Alamosa LLC		58,103	43,217	1,862	(601)
KEPCO Mangilao Holdings LLC		29,113	33,195	—	—
Mangilao Investment LLC		45,064	707	—	—
KEPCO Mangilao Solar, LLC		210,753	169,985	—	(607)
Jeju Hanlim Offshore Wind Co., Ltd.		79,923	4,511	—	(2,204)
PT. Siborpa Eco Power		11,538	2	—	(11)
PT. Korea Energy Indonesia		1,659	79	444	(214)
KOLAT SpA		49,097	19,390	150	(755)
KEPCO California, LLC		44,364	4,195	—	(293)
KEPCO Mojave Holdings, LLC		95,031	71,660	—	(1,071)
Incheon Fuel Cell Co., Ltd.		258,895	234,057	27,890	2,636
KOEN Service Co., Ltd.		6,950	5,087	8,685	(100)
KOMIPO Service Co., Ltd.		4,327	5,949	7,812	(1,531)
KOWEPO Service Co., Ltd.		6,557	5,552	7,982	(404)
KOSPO Service Co., Ltd.		2,194	4,000	4,441	(2,575)
EWP Service Co., Ltd.		4,422	3,901	6,146	(147)
PT. KOMIPO Energy Indonesia		2,461	151	—	(329)
KNF partners Co., Ltd.		1,604	765	1,171	7
KOSPO USA Inc.		291,532	477	—	(828)
Nambu USA LLC		283,625	—	—	1
Tamra Offshore Wind Power Co., Ltd.		144,270	108,742	4,869	885
KEPCO MCS Co., Ltd.		91,087	44,461	80,723	5,488
KEPCO FMS Co., Ltd.		11,423	13,786	20,696	(3,975)
Firstkeepers Co., Ltd.		19,971	17,678	19,360	810
Secutec Co., Ltd.		13,281	10,211	16,893	556
SE Green Energy Co., Ltd.		153,823	119,233	13,127	945
KEPCO Mangilao America LLC		2,219	1	—	—
Mangilao Intermediate Holdings LLC		227,910	213,316	—	(997)
KEPCO CSC Co., Ltd.		7,246	6,900	10,268	(948)
KOAK Power Limited		14,769	1,022	—	(185)
KOMIPO Europe B.V.		70,650	96	101	70

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won
March 31, 2022
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Haenanum Energy Fund	~~W~~	7,454	3	—	(9)
Paju Ecoenergy Co., Ltd.		57,929	1,854	4,516	80
Guam Ukudu Power LLC		64,602	74,906	—	(11,148)
TS Energy No. 25 Co., Ltd.		311,286	291,062	509	(170)
KPS Partners Co., Ltd.		3,200	1,764	3,099	191
KEPCO E&C Service Co., Ltd.		4,683	2,175	3,936	342
Moha solar Co., Ltd.		32,121	33,051	59	195
Ogiri Solar Power Co., Ltd.		1,035	7	—	(12)
KHNP USA LLC		977	75	260	129
KOMIPO Vanphong Power Service LLC		6,360	1,140	4,163	2,268
Energy Innovation Fund I		27,936	2	—	(245)
KHNP Chile SpA		5,369	3,952	—	2
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,739	1,577	49	20
Yeong Yang Corporation Co., Ltd.		1,733	1,567	48	13
SolarVader Co., Ltd.		1,750	1,570	51	34
Yeong Yang Innovation Co., Ltd.		1,732	1,567	44	15
Yeong Yang Horus Photovoltaic Co., Ltd.		1,724	1,568	44	9
Yeong Yang Solar Management Co., Ltd.		1,756	1,572	54	35
LSG Hydro Power Limited		1	10	—	(10)
KOEN Bio Co., Ltd.		325	202	91	(71)
KOMIPO Iberian Solar Group, S.L.U.		81,253	66,751	—	135
Jeongam Wind Power Co., Ltd.		85,883	72,624	3,013	669
KOWEPO Europe B.V.		40,757	1,653	—	328
Yeongdeok Sunrise Wind Power Co., Ltd.		20,452	—	—	(33)
KHNP Spain, S.L.		5	1	—	(1)

(*1)	Financial information of EWP America Inc. includes that of two other subsidiaries, EWP Renewable Corporation, and California Power Holdings, LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of four other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund and BSK E-New Industry Fund X.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won
December 31, 2021
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	64,638,690	38,361,337	9,324,391	302,232
Korea South-East Power Co., Ltd.		11,487,325	6,510,826	5,188,856	(58,096)
Korea Midland Power Co., Ltd.		13,756,040	9,912,907	5,263,302	54,869
Korea Western Power Co., Ltd.		10,822,780	7,116,671	4,970,805	(171,562)
Korea Southern Power Co., Ltd.		11,350,984	7,099,881	5,671,989	(113,352)
Korea East-West Power Co., Ltd.		9,895,739	5,163,005	4,743,030	10,872
KEPCO Engineering & Construction Company, Inc.		705,043	191,592	433,127	16,452
KEPCO Plant Service & Engineering Co., Ltd.		1,420,705	311,607	1,375,668	98,132
KEPCO Nuclear Fuel Co., Ltd.		837,249	405,614	323,729	25,799
KEPCO KDN Co., Ltd.		721,634	189,242	673,261	67,244
KEPCO International HongKong Ltd.		128,968	—	—	341
KEPCO International Philippines Inc.		154,317	482	—	8,766
KEPCO Gansu International Ltd.		7,151	559	—	(25)
KEPCO Philippines Holdings Inc.		191,757	128	—	60,192
KEPCO Philippines Corporation		6,122	19	—	(68)
KEPCO Ilijan Corporation		259,069	38,555	60,532	12,981
KEPCO Lebanon SARL		1,729	9,794	—	(86)
KEPCO Neimenggu International Ltd.		241,299	3,106	—	16,762
KEPCO Shanxi International Ltd.		551,407	207,844	—	3,526
KOMIPO Global Pte Ltd.		302,340	1,351	—	11,462
KEPCO Netherlands B.V.		133,610	866	—	5,395
KEPCO Australia Pty., Ltd.		481	11	—	25
KOSEP Australia Pty., Ltd.		44,798	5,561	22,013	8,268
KOMIPO Australia Pty., Ltd.		54,162	5,648	22,013	5,942
KOWEPO Australia Pty., Ltd.		54,564	4,766	22,013	7,387
KOSPO Australia Pty., Ltd.		43,886	4,502	22,013	5,940
KEPCO Middle East Holding Company		104,068	89,756	—	1,144
Qatrana Electric Power Company		480,809	262,725	21,368	19,156
KHNP Canada Energy Ltd.		109,326	25	—	29
KEPCO Bylong Australia Pty., Ltd.		44,319	394,349	—	(37,065)
Korea Waterbury Uranium Limited Partnership		20,920	159	—	(57)
KEPCO Holdings de Mexico		148	27	—	(8)
KST Electric Power Company, S.A.P.I. de C.V.		584,625	435,796	151,467	18,499
KEPCO Energy Service Company		2,500	956	12,070	574
KEPCO Netherlands S3 B.V.		51,045	150	—	3,199
PT. KOMIPO Pembangkitan Jawa Bali		13,499	3,314	18,296	885
PT. Cirebon Power Service		2,545	631	8,664	505
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		33,782	16,298	9,698	816
EWP America Inc. (*1)		46,687	1,278	18,335	6,807
KNF Canada Energy Limited		2,101	17	—	(43)
EWP Barbados 1 SRL		354,024	1,172	2,861	16,168
Gyeonggi Green Energy Co., Ltd.		243,977	224,132	93,794	(5,588)
PT. Tanggamus Electric Power		212,161	167,409	2,903	3,017
Gyeongju Wind Power Co., Ltd.		96,937	60,702	15,289	3,132
KOMIPO America Inc. (*2)		329,986	56,325	1,715	(1,311)
PT. EWP Indonesia		47,031	1,226	—	4,615
KEPCO Netherlands J3 B.V.		151,478	172	—	27,365
Korea Offshore Wind Power Co., Ltd.		359,393	188,507	36,020	3,820
Global One Pioneer B.V.		119	116	—	(132)
Global Energy Pioneer B.V.		293	131	—	(147)
Mira Power Limited		424,183	311,459	70,287	34,018
KOSEP Material Co., Ltd.		3,405	842	4,518	442
Commerce and Industry Energy Co., Ltd.		85,315	35,543	30,531	1,345
KEPCO KPS Philippines Corp.		8,051	3,652	9,768	1,493
KOSPO Chile SpA		142,956	56,688	—	(851)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won
December 31, 2021
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
PT. KOWEPO Sumsel Operation And Maintenance Services	~~W~~	116	259	—	—
Hee Mang Sunlight Power Co., Ltd.		6,242	3,272	499	47
Fujeij Wind Power Company		200,783	169,340	—	14,739
KOSPO Youngnam Power Co., Ltd.		393,745	292,765	318,770	6,339
Chitose Solar Power Plant LLC		125,578	109,470	16,630	1,794
KEPCO Energy Solution Co., Ltd.		317,676	4,938	21,423	3,104
KEPCO Solar Co., Ltd.		231,567	22,229	11,305	2,014
KOSPO Power Services Ltda.		8,007	5,800	21,133	(356)
Energy New Industry Specialized Investment Private Investment Trust (*3)		336,932	28,536	19,405	11,116
KOEN Bylong Pty., Ltd.		8	86	—	—
KOMIPO Bylong Pty., Ltd.		8	86	—	(8)
KOWEPO Bylong Pty., Ltd.		8	86	—	(18)
KOSPO Bylong Pty., Ltd.		73	168	—	(20)
EWP Bylong Pty., Ltd.		8	54	—	—
KOWEPO Lao International		12,974	70	8,543	5,681
KEPCO US Inc.		17,601	—	—	—
KEPCO Alamosa LLC		34,100	297	124	(62)
KEPCO Solar of Alamosa LLC		57,104	41,953	8,008	(742)
KEPCO Mangilao Holdings LLC		28,504	32,501	—	(556)
Mangilao Investment LLC		43,459	29	—	(14)
KEPCO Mangilao Solar, LLC		206,018	166,095	—	(865)
Jeju Hanlim Offshore Wind Co., Ltd.		41,325	5,139	—	(2,893)
PT. Siborpa Eco Power		11,306	—	—	(105)
PT. Korea Energy Indonesia		1,917	215	1,681	37
KOLAT SpA		28,349	849	180	(464)
KEPCO California, LLC		43,732	4,113	1,310	160
KEPCO Mojave Holdings, LLC		95,294	71,358	—	(4,254)
Incheon Fuel Cell Co., Ltd.		259,111	236,901	46,034	962
KOEN Service Co., Ltd.		8,963	6,557	35,190	2,326
KOMIPO Service Co., Ltd.		4,384	4,475	32,323	(96)
KOWEPO Service Co., Ltd.		7,289	5,869	31,700	303
KOSPO Service Co., Ltd.		5,762	4,990	26,257	31
EWP Service Co., Ltd.		5,483	5,455	24,957	14
PT. KOMIPO Energy Indonesia		2,996	395	2,077	106
KNF partners Co., Ltd.		1,800	969	5,664	152
KOSPO USA Inc.		286,081	293	—	968
Nambu USA LLC		277,698	—	—	568
Tamra Offshore Wind Power Co., Ltd.		146,736	106,961	21,731	5,168
KEPCO MCS Co., Ltd.		80,277	39,139	349,116	19,043
KEPCO FMS Co., Ltd.		17,188	15,577	94,210	214
Firstkeepers Co., Ltd.		17,152	16,041	77,189	19
Secutec Co., Ltd.		13,176	10,662	65,963	1,774
SE Green Energy Co., Ltd.		153,105	119,461	38,867	4,025
KEPCO Mangilao America LLC		2,173	1	—	—
Mangilao Intermediate Holdings LLC		220,690	205,421	—	(6,975)
KEPCO CSC Co., Ltd.		8,093	6,799	41,854	(2,101)
KOAK Power Limited		14,363	393	—	(551)
KOMIPO Europe B.V.		70,431	97	402	(503)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won
December 31, 2021
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
Haenanum Energy Fund	~~W~~	7,463	3	40	(74)
Paju Ecoenergy Co., Ltd.		57,795	2,118	15,425	2,234
Guam Ukudu Power LLC		30,133	30,438	—	(2,030)
TS Energy No. 25 Co., Ltd.		353,324	318,977	421	(7,525)
KPS Partners Co., Ltd.		2,809	1,529	9,520	323
KEPCO E&C Service Co., Ltd.		4,054	1,889	15,985	1,242
Moha solar Co., Ltd.		32,808	33,933	48	(706)
Ogiri Solar Power Co., Ltd.		1,041	1	—	9
KHNP USA LLC		766	10	1,001	267
KOMIPO Vanphong Power Service LLC		3,758	860	3,853	958
Energy Innovation Fund I		22,616	3,202	—	(888)
KHNP Chile SpA		5,294	3,879	—	17
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,775	1,632	5	(30)
Yeong Yang Corporation Co., Ltd.		1,776	1,623	9	(19)
SolarVader Co., Ltd.		1,772	1,627	—	(26)
Yeong Yang Innovation Co., Ltd.		1,773	1,622	5	(21)
Yeong Yang Horus Photovoltaic Co., Ltd.		1,771	1,624	9	(24)
Yeong Yang Solar Management Co., Ltd.		1,774	1,625	—	(23)
LSG Hydro Power Limited		1	—	—	—
KOEN Bio Co., Ltd.		394	199	51	(305)
KOMIPO Iberian Solar Group, S.L.U.		70,993	56,707	—	1,354
Jeongam Wind Power Co., Ltd.		86,853	74,267	10,476	1,027
KOWEPO Europe B.V.		39,973	1,449	—	(744)
Yeongdeok Sunrise Wind Power Co., Ltd.		21,252	768	—	(116)
KHNP Spain, S.L.		5	—	—	—

(*1)	Financial information of EWP America Inc. includes that of three other subsidiaries, EWP Renewable Corporation, California Power Holdings, LLC and EWPRC Biomass Holdings, LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of four other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund and BSK E-New Industry Fund X.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries as of March 31, 2022 are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Group.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied, or prior written consent of financial institutions is obtained. Group’s shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Jeongam Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied, and payments to the contracting party may be restricted depending on the financial management priority of the contract. Group’s shares cannot be wholly or partially transferred without prior consent of other stakeholders including shareholders or financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Group.

Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Korea Offshore Wind Power Co., Ltd.	Principals and interest payments on subordinated loans or dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

(5)	As of March 31, 2022, the Group has following entitlements in relation to its subsidiaries as per its shareholder’s agreements:

Company	Unrecognized Commitments
KOSPO Youngnam Power Co., Ltd.	The Group holds the right to purchase all shares held by the financial investors of KOSPO Youngnam Power Co., Ltd., a subsidiary of the Group, at face value of the issued shares on the 7th and 12th years from the Group’s establishment date.

Jeongam Wind Power Co., Ltd.	When the Group requests other shareholders to transfer shares after the completion of the power generation complex, the Group has a right to purchase the shares at fair value.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-Group eliminations as of and for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won
March 31, 2022
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	235,043	813,796	280,606	1,208,719	2,538,164
Non-current assets		22,067	651,951	452,651	3,930,886	5,057,555
Current liabilities		(27,626)	(337,512)	(212,035)	(795,886)	(1,373,059)
Non-current liabilities		(4,041)	(39,145)	(14,259)	(2,649,443)	(2,706,888)
Net assets		225,443	1,089,090	506,963	1,694,276	3,515,772
Book value of non-controlling interests		110,467	533,654	171,962	744,755	1,560,838
Sales		12,954	302,212	92,936	375,485	783,587
Profit for the period		6,598	20,707	(1,668)	46,406	72,043
Profit for the period attributable to non-controlling interests		3,233	10,146	(566)	14,119	26,932
Cash flows from operating activities		29,901	71,852	(28,248)	216,261	289,766
Cash flows from investing activities		3,223	(94,795)	(3,331)	(102,605)	(197,508)
Cash flows from financing activities before dividends to non-controlling interests		(117)	(1,336)	26,180	18,100	42,827
Dividends to non-controlling interests		—	—	—	—	—
Effect of exchange rate fluctuation		3,313	147	123	2,137	5,720
Net increase (decrease) of cash and cash equivalents		36,320	(24,132)	(5,276)	133,893	140,805

In millions of won
December 31, 2021
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	234,224	793,995	253,958	1,030,049	2,312,226
Non-current assets		24,845	626,710	451,085	3,829,243	4,931,883
Current liabilities		(30,783)	(265,017)	(183,100)	(599,373)	(1,078,273)
Non-current liabilities		(7,772)	(46,590)	(8,492)	(2,666,345)	(2,729,199)
Net assets		220,514	1,109,098	513,451	1,593,574	3,436,637
Book value of non-controlling interests		108,052	543,458	174,163	717,166	1,542,839
Sales		60,532	1,375,668	433,127	1,277,848	3,147,175
Profit for the year		12,981	98,132	16,452	120,488	248,053
Profit for the year attributable to non-controlling interests		6,361	48,085	5,581	25,803	85,830
Cash flows from operating activities		116,440	133,160	(16,270)	295,532	528,862
Cash flows from investing activities		2,216	(39,444)	19,061	(301,402)	(319,569)
Cash flows from financing activities before dividends to non-controlling interests		(88,927)	(30,599)	(8,467)	125,685	(2,308)
Dividends to non-controlling interests		—	(25,269)	(3,639)	(2,608)	(31,516)
Effect of exchange rate fluctuation		10,683	885	38	7,243	18,849
Net increase (decrease) of cash and cash equivalents		40,412	38,733	(9,277)	124,450	194,318

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i)	Details of goodwill as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Acquisition cost	~~W~~	105,773	105,647
Less: Accumulated impairment		—	—

Carrying book value	~~W~~	105,773	105,647

(ii)	Changes in goodwill for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won
	March 31, 2022
	Beginning		Increase	Decrease	Ending
Acquisition cost	~~W~~	105,647	126	—	105,773
Less: Accumulated impairment		—	—	—	—

Carrying book value	~~W~~	105,647	126	—	105,773

In millions of won
	December 31, 2021
	Beginning		Increase	Decrease	Ending
Acquisition cost	~~W~~	98,166	7,481	—	105,647
Less: Accumulated impairment		—	—	—	—

Carrying book value	~~W~~	98,166	7,481	—	105,647

(8)	Disposals of subsidiaries

The Group has completed the liquidation process of EWPRC Biomass Holdings, LLC during the three-month period ended March 31, 2022. The Group had completed the liquidation process of VI Carbon Professional Private Special Asset Investment Trust 1, KOSEP USA, Inc., and Korea Imouraren Uranium Investment Corp. and had disposed of shares of DG Fairhaven Power, LLC during the year ended December 31, 2021.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won
March 31, 2022
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	1,928,442
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	761,138
Gemeng International Energy Co., Ltd.	Power generation	China	34.00%		413,153	566,844
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	284,624
Korea Power Exchange (*1)	Management of power market and others	Korea	100.00%		127,839	276,340
Indeck Niles Development, LLC	Power generation	USA	50.00%		268,113	268,640
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	248,661
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	133,109
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	126,349
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	118,608
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	100,940
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	96,255
Dongducheon Dream Power Co., Ltd. (*2)	Power generation	Korea	33.61%		148,105	82,866
Nepal Water & Energy Development Company Private Limited (*3)	Construction and operation of utility plant	Nepal	69.06%		70,228	67,582
SPC Power Corporation	Power generation	Philippines	38.00%		20,635	63,548
Korea Electric Power Corporation Fund (*4)	Developing electric enterprises	Korea	98.09%		48,410	53,380
YTN Co., Ltd.	Broadcasting	Korea	21.43%		59,000	51,188
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	38,691
Others (Gwangyang Green Energy Co., Ltd. and 73 others)					300,575	265,078

					3,075,426	5,532,283

<Joint ventures>
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	305,168
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	201,216
Amman Asia Electric Power Company (*5)	Power generation	Jordan	60.00%		111,476	198,440
KEPCO SPC Power Corporation (*5)	Construction and operation of utility plant	Philippines	75.20%		94,579	198,291
Rabigh Electricity Company	Power generation	Saudi Arabia	40.00%		109,743	167,501
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,573	100,854
Kelar S.A. (*5)	Power generation	Chile	65.00%		78,060	94,606
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	84,185
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	77,656
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		2,781	66,927
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	53,897
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		89,837	50,061
Shuweihat Asia Power Investment B.V.	Holding company	Netherland	49.00%		44,405	49,771
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	48,116
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	46,580
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	39,041
Chile Solar JV SpA	Power generation	Chile	50.00%		37,689	36,551

Others (Dangjin Eco Power Co., Ltd. and 78 others)					830,416	629,073

					2,118,480	2,447,934

				~~W~~	5,193,906	7,980,217

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of March 31, 2022 and December 31, 2021 are as follows, continued:

(*1)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*2)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*3)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*4)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*5)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of March 31, 2022 and December 31, 2021 are as follows, continued:

In millions of won
December 31, 2021
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	1,815,513
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	661,289
Gemeng International Energy Co., Ltd.	Power generation	China	34.00%		413,153	595,218
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	260,858
Korea Power Exchange (*2)	Management of power market and others	Korea	100.00%		127,839	269,728
Indeck Niles Development, LLC	Power generation	USA	56.25%		268,113	246,273
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	243,772
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	122,786
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	121,969
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	121,955
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	93,074
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	92,441
Dongducheon Dream Power Co., Ltd. (*3)	Power generation	Korea	33.61%		148,105	74,198
Nepal Water & Energy Development Company Private Limited (*4)	Construction and operation of utility plant	Nepal	69.06%		70,228	66,333
SPC Power Corporation	Power generation	Philippines	38.00%		20,635	65,046
Korea Electric Power Corporation Fund (*5)	Developing electric enterprises	Korea	98.09%		48,410	47,983
YTN Co., Ltd.	Broadcasting	Korea	21.43%		59,000	51,828
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	35,077
Others (Gwangyang Green Energy Co., Ltd. and 71 others)					284,984	247,032

					3,059,835	5,232,373

<Joint ventures>
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	294,649
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	204,587
Amman Asia Electric Power Company (*6)	Power generation	Jordan	60.00%		111,476	178,679
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	Philippines	75.20%		94,579	198,979
Rabigh Electricity Company	Power generation	Saudi Arabia	40.00%		109,743	143,678
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,535	81,595
Kelar S.A. (*6)	Power generation	Chile	65.00%		78,060	86,695
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		26,892	46,546
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	73,167
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		2,781	—
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	58,231
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		76,916	79,700
Shuweihat Asia Power Investment B.V.	Holding company	Netherland	49.00%		44,405	37,069
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	47,015
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	44,217
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	37,360
Chile Solar JV SpA	Power generation	Chile	50.00%		37,689	32,457

Others (Dangjin Eco Power Co., Ltd. and 78 others)					824,533	594,387

					2,069,491	2,239,011

				~~W~~	5,129,326	7,471,384

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of March 31, 2022 and December 31, 2021 are as follows, continued:

(*1)	Due to changes in equity, the nominal and effective percentage of ownership are 20.47%.
(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*3)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*4)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*6)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won
Investees	March 31, 2022		December 31, 2021
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	144,174	115,339
Korea Gas Corporation		748,440	738,990
YTN Co., Ltd.		32,085	26,550
SPC Power Corporation		216,397	203,589
PT. Bayan Resources TBK		2,439,161	1,495,801

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won
March 31, 2022
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,815,513	—	—	(51,559)	150,139	12,347	2,002	1,928,442
PT. Bayan Resources TBK		661,289	—	—	—	79,674	20,186	(11)	761,138
Gemeng International Energy Co., Ltd.		595,218	—	—	—	(39,127)	10,753	—	566,844
Goseong Green Power Co., Ltd.		260,858	—	—	—	23,766	—	—	284,624
Korea Power Exchange		269,728	—	—	—	6,612	—	—	276,340
Indeck Niles Development, LLC		246,273	—	—	—	7,323	9,705	5,339	268,640
GS Donghae Electric Power Co., Ltd.		243,772	—	—	—	4,889	—	—	248,661
S-Power Co., Ltd.		122,786	—	—	—	10,323	—	—	133,109
PT. Cirebon Electric Power		121,969	—	—	—	1,455	314	2,611	126,349
Hyundai Green Power Co., Ltd.		121,955	—	—	(4,009)	656	1,346	(1,340)	118,608
Shin Pyeongtaek Power Co., Ltd.		93,074	—	—	—	7,850	—	16	100,940
Xe-Pian Xe-Namnoy Power Co., Ltd.		92,441	—	—	—	454	3,360	—	96,255
Dongducheon Dream Power Co., Ltd.		74,198	—	—	—	8,652	—	16	82,866
Nepal Water & Energy Development Company Private Limited		66,333	—	—	—	(144)	1,393	—	67,582
SPC Power Corporation		65,046	—	—	—	(1,607)	111	(2)	63,548
Korea Electric Power Corporation Fund		47,983	—	—	—	7,126	(1,729)	—	53,380
YTN Co., Ltd.		51,828	—	—	(450)	(185)	3	(8)	51,188
PT Wampu Electric Power		35,077	—	—	—	2,779	72	763	38,691
Others (Gwangyang Green Energy Co., Ltd. and 73 others)		247,032	15,594	(8)	(8,476)	6,751	(478)	4,663	265,078

		5,232,373	15,594	(8)	(64,494)	277,386	57,383	14,049	5,532,283

<Joint ventures>
Jamaica Public Service Company Limited		294,649	—	—	—	4,211	6,308	—	305,168
Datang Chifeng Renewable Power Co., Ltd.		204,587	—	—	—	(6,502)	3,131	—	201,216
Amman Asia Electric Power Company		178,679	—	—	—	4,725	15,036	—	198,440
KEPCO SPC Power Corporation		198,979	—	—	—	(1,169)	481	—	198,291
Rabigh Electricity Company		143,678	—	—	—	(401)	24,224	—	167,501
PT Barito Wahana Tenaga		81,595	39	—	—	917	18,303	—	100,854
Kelar S.A.		86,695	—	—	—	2,309	3,723	1,879	94,606
PT. Tanjung Power Indonesia		46,546	30,147	—	—	733	6,906	(147)	84,185
RE Holiday Holdings LLC		73,167	—	—	—	1,026	3,463	—	77,656
Nghi Son 2 Power LLC		—	—	—	—	16,161	50,766	—	66,927
Solar Philippines Calatagan Corporation		58,231	—	—	—	1,500	(5,834)	—	53,897
OneEnergy Asia Limited		79,700	12,921	—	—	(26,737)	(15,823)	—	50,061
Shuweihat Asia Power Investment B.V.		37,069	—	—	(945)	(909)	14,556	—	49,771
RE Pioneer Holdings LLC		47,015	—	—	—	(402)	1,503	—	48,116
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		44,217	—	—	(1,164)	2,496	1,031	—	46,580
South Jamaica Power Company Limited		37,360	—	—	—	879	802	—	39,041
Chile Solar JV SpA		32,457	—	—	—	807	3,287	—	36,551
Others (Dangjin Eco Power Co., Ltd. and 78 others)		594,387	5,882	—	(5,187)	26,087	7,904	—	629,073

		2,239,011	48,989	—	(7,296)	25,731	139,767	1,732	2,447,934

	~~W~~	7,471,384	64,583	(8)	(71,790)	303,117	197,150	15,781	7,980,217

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won
December 31, 2021
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,647,325	—	—	—	209,357	13,017	(54,186)	1,815,513
PT. Bayan Resources TBK		425,234	—	—	(68,666)	267,874	36,885	(38)	661,289
Gemeng International Energy Co., Ltd.		679,708	—	—	(11,886)	(154,930)	82,326	—	595,218
Goseong Green Power Co., Ltd.		2,186	259,840	—	—	(1,168)	—	—	260,858
Korea Power Exchange		269,122	—	—	—	(10)	—	616	269,728
Indeck Niles Development, LLC		20,627	222,551	—	—	(13,160)	6,652	9,603	246,273
GS Donghae Electric Power Co., Ltd.		244,426	—	—	(15,640)	14,972	—	14	243,772
S-Power Co., Ltd.		110,292	—	—	—	12,437	57	—	122,786
PT. Cirebon Electric Power		117,811	—	—	(18,253)	10,679	1,396	10,336	121,969
Hyundai Green Power Co., Ltd.		132,774	—	—	(8,888)	(562)	(1,346)	(23)	121,955
Shin Pyeongtaek Power Co., Ltd.		69,591	—	—	—	23,476	—	7	93,074
Xe-Pian Xe-Namnoy Power Co., Ltd.		64,570	—	—	—	19,306	8,565	—	92,441
Dongducheon Dream Power Co., Ltd.		80,637	—	—	—	(6,439)	—	—	74,198
Nepal Water & Energy Development Company Private Limited		42,677	19,960	—	—	(616)	4,312	—	66,333
SPC Power Corporation		69,912	—	—	(20,468)	5,311	10,291	—	65,046
Korea Electric Power Corporation Fund		41,926	—	(3,090)	—	9,065	82	—	47,983
YTN Co., Ltd.		40,549	—	—	(270)	11,192	22	335	51,828
PT Wampu Electric Power		27,865	—	—	—	3,196	1,355	2,661	35,077
Others (Gwangyang Green Energy Co., Ltd. and 73 others)		163,555	66,302	(394)	(4,324)	7,143	(1,863)	16,613	247,032

		4,250,787	568,653	(3,484)	(148,395)	417,123	161,751	(14,062)	5,232,373

<Joint ventures>
Jamaica Public Service Company Limited		266,221	—	—	(4,578)	12,963	23,820	(3,777)	294,649
Datang Chifeng Renewable Power Co., Ltd.		188,478	—	—	(14,191)	9,342	20,958	—	204,587
Amman Asia Electric Power Company		161,253	—	—	(27,428)	18,487	26,367	—	178,679
KEPCO SPC Power Corporation		201,663	—	—	(35,763)	37,073	(3,994)	—	198,979
Rabigh Electricity Company		97,157	—	—	(7,221)	17,896	35,846	—	143,678
PT Barito Wahana Tenaga		63,029	140	—	—	4,194	14,232	—	81,595
Kelar S.A.		71,449	—	—	—	2,121	6,416	6,709	86,695
PT. Tanjung Power Indonesia		33,063	—	—	—	5,027	9,029	(573)	46,546
RE Holiday Holdings LLC		68,809	—	—	(9,577)	6,299	7,636	—	73,167
Nghi Son 2 Power LLC		—	—	—	—	—	—	—	—
Solar Philippines Calatagan Corporation		49,017	—	—	(5,961)	5,961	9,214	—	58,231
OneEnergy Asia Limited		56,654	20,262	—	—	(1,138)	3,922	—	79,700
Shuweihat Asia Power Investment B.V.		13,264	—	—	(2,467)	4,564	21,708	—	37,069
RE Pioneer Holdings LLC		49,639	—	—	(14,199)	5,556	6,019	—	47,015
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		42,530	—	—	(2,884)	1,562	3,009	—	44,217
South Jamaica Power Company Limited		31,897	—	—	—	2,515	2,949	(1)	37,360
Chile Solar JV SpA		34,883	—	—	—	831	(3,257)	—	32,457
Others (Dangjin Eco Power Co., Ltd. and 80 others)		490,740	114,557	(11,710)	(15,578)	6,680	6,431	3,267	594,387

		1,919,746	134,959	(11,710)	(139,847)	139,933	190,305	5,625	2,239,011

	~~W~~	6,170,533	703,612	(15,194)	(288,242)	557,056	352,056	(8,437)	7,471,384

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won
March 31, 2022
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation (*)	~~W~~	49,776,688	40,119,169	13,979,499	733,459
PT. Bayan Resources TBK		3,559,422	880,333	944,478	458,087
Gemeng International Energy Co., Ltd.		8,241,615	6,173,447	708,645	(80,249)
Gosung Green Power Co., Ltd.		5,550,174	4,564,947	492,854	51,330
Korea Power Exchange		335,151	58,811	29,362	5,951
Indeck Niles Development, LLC		1,131,113	719,074	—	4,363
GS Donghae Electric Power Co., Ltd.		2,204,812	1,473,456	283,214	14,379
S-Power Co., Ltd.		927,725	653,269	334,487	21,012
PT. Cirebon Electric Power		681,344	221,891	58,690	5,011
Hyundai Green Power Co., Ltd.		791,233	382,239	23,655	1,130
Shin Pyeongtaek Power Co., Ltd.		1,069,158	786,394	235,456	19,529
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,317,133	927,942	42,097	1,922
Dongducheon Dream Power Co., Ltd.		1,569,351	1,285,406	484,911	25,607
Nepal Water & Energy Development Company Private Limited		181,464	85,016	1,082	(172)
SPC Power Corporation		243,038	23,824	15,760	2,961
Korea Electric Power Corporation Fund		54,689	273	7,104	6,998
YTN Co., Ltd.		350,215	111,339	30,920	(913)
PT Wampu Electric Power		208,971	124,859	4,931	2,450

<Joint ventures>
Jamaica Public Service Company Limited		2,209,905	1,478,767	318,782	9,413
Datang Chifeng Renewable Power Co., Ltd.		859,289	356,250	40,427	19,512
Amman Asia Electric Power Company		724,791	394,057	5,910	7,895
KEPCO SPC Power Corporation		291,423	27,739	43,865	6,506
Rabigh Electricity Company		2,459,667	1,903,062	61,054	(1,381)
PT Barito Wahana Tenaga		329,457	—	—	8,852
Kelar S.A.		652,120	510,867	19,217	(4,161)
PT. Tanjung Power Indonesia		741,197	500,669	21,248	2,429
RE Holiday Holdings LLC		332,993	177,681	24,045	13,524
Nghi Son 2 Power LLC		3,146,822	3,012,968	153,789	32,322
Solar Philippines Calatagan Corporation		125,322	48,863	4,567	2,625
OneEnergy Asia Limited		498,296	436,926	51,837	(2,759)
Shuweihat Asia Power Investment B.V.		101,574	—	—	(1,854)
RE Pioneer Holdings LLC		248,297	152,065	16,628	8,996
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		202,771	86,321	7,108	1,319
South Jamaica Power Company Limited		484,632	289,415	67,286	4,602
Chile Solar JV SpA		78,004	4,902	2,059	1,049

(*)	The profit for the three-month period ended March 31, 2022 is reduced by the associate entity’s net income attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won
December 31, 2021
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Korea Gas Corporation (*)	~~W~~	43,669,902	34,550,567	27,520,756	950,757
PT. Bayan Resources TBK		2,884,474	743,452	3,264,057	1,456,893
Gemeng International Energy Co., Ltd.		8,151,333	5,976,164	2,511,377	(404,570)
Gosung Green Power Co., Ltd.		5,412,537	4,509,791	740,028	51,450
Korea Power Exchange		331,640	61,912	110,075	492
Indeck Niles Development, LLC		1,051,557	729,078	—	(25,184)
GS Donghae Electric Power Co., Ltd.		2,149,060	1,432,083	760,323	44,035
S-Power Co., Ltd.		856,963	603,519	608,259	24,998
PT. Cirebon Electric Power		697,614	254,089	273,650	39,965
Hyundai Green Power Co., Ltd.		812,287	391,754	101,818	(280)
Shin Pyeongtaek Power Co., Ltd.		1,028,028	764,551	653,117	57,202
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,321,406	947,430	161,686	76,996
Dongducheon Dream Power Co., Ltd.		1,398,244	1,139,521	750,127	(16,685)
Nepal Water & Energy Development Company Private Limited		153,184	58,545	—	(642)
SPC Power Corporation		242,058	18,535	54,042	35,441
Korea Electric Power Corporation Fund		49,150	237	9,773	9,534
YTN Co., Ltd.		367,950	126,062	137,439	51,044
PT Wampu Electric Power		209,172	132,917	20,294	7,102

<Joint ventures>
Jamaica Public Service Company Limited		2,174,800	1,469,297	1,113,943	41,277
Datang Chifeng Renewable Power Co., Ltd.		827,213	315,746	120,989	24,398
Amman Asia Electric Power Company		731,745	433,946	17,753	30,815
KEPCO SPC Power Corporation		290,981	26,381	181,443	49,499
Rabigh Electricity Company		2,410,335	1,910,203	266,822	34,268
PT Barito Wahana Tenaga		266,584	39	—	25,839
Kelar S.A.		655,236	526,063	84,504	3,641
PT. Tanjung Power Indonesia		713,715	580,727	89,491	14,511
RE Holiday Holdings LLC		335,130	188,796	19,724	10,897
Nghi Son 2 Power LLC		2,982,805	3,020,684	548,027	84,276
Solar Philippines Calatagan Corporation		117,324	46,759	19,418	11,782
OneEnergy Asia Limited		136,247	777	—	(2,844)
Shuweihat Asia Power Investment B.V.		75,652	—	—	23,905
RE Pioneer Holdings LLC		220,390	126,361	12,925	9,307
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		198,437	87,895	29,094	3,905
South Jamaica Power Company Limited		474,664	287,852	224,159	5,743
Chile Solar JV SpA		68,445	3,531	3,060	1,408

(*)	The profit for the year ended December 31, 2021 is reduced by the associate entity’s net income (loss) attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won
March 31, 2022
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	9,657,519	20.47%	1,976,894	—	—	(48,452)	1,928,442
PT. Bayan Resources TBK		2,679,089	20.00%	535,818	301,700	—	(76,380)	761,138
Gemeng International Energy Co., Ltd.		2,068,167	34.00%	703,177	—	—	(136,333)	566,844
Gosung Green Power Co., Ltd.		985,227	29.00%	285,716	—	(1,092)	—	284,624
Korea Power Exchange		276,340	100.00%	276,340	—	—	—	276,340
Indeck Niles Development, LLC		412,039	50.00%	206,020	62,620	—	—	268,640
GS Donghae Electric Power Co., Ltd.		731,356	34.00%	248,661	—	—	—	248,661
S-Power Co., Ltd.		274,456	49.00%	134,483	—	(1,374)	—	133,109
PT. Cirebon Electric Power		459,452	27.50%	126,349	—	—	—	126,349
Hyundai Green Power Co., Ltd.		408,994	29.00%	118,608	—	—	—	118,608
Shin Pyeongtaek Power Co., Ltd.		282,765	40.00%	113,106	3,559	(15,725)	—	100,940
Xe-Pian Xe-Namnoy Power Co., Ltd.		389,190	25.00%	97,298	305	(1,059)	(289)	96,255
Dongducheon Dream Power Co., Ltd.		283,946	34.01%	96,570	1,757	(2,879)	(12,582)	82,866
Nepal Water & Energy Development Company Private Limited		96,448	69.06%	66,610	972	—	—	67,582
SPC Power Corporation		219,214	38.00%	83,301	—	—	(19,753)	63,548
Korea Electric Power Corporation Fund		54,416	98.09%	53,376	—	—	4	53,380
YTN Co., Ltd.		238,875	21.43%	51,188	—	—	—	51,188
PT Wampu Electric Power		84,112	46.00%	38,691	—	—	—	38,691

<Joint ventures>
Jamaica Public Service Company Limited		731,137	40.00%	292,455	29,357	—	(16,644)	305,168
Datang Chifeng Renewable Power Co., Ltd.		503,039	40.00%	201,216	—	—	—	201,216
Amman Asia Electric Power Company		330,734	60.00%	198,440	—	—	—	198,440
KEPCO SPC Power Corporation		263,684	75.20%	198,291	—	—	—	198,291
Rabigh Electricity Company		556,605	40.00%	222,642	—	(54,337)	(804)	167,501
PT Barito Wahana Tenaga		329,457	30.61%	100,854	—	—	—	100,854
Kelar S.A.		141,253	65.00%	91,815	2,791	—	—	94,606
PT. Tanjung Power Indonesia		240,528	35.00%	84,185	—	—	—	84,185
RE Holiday Holdings LLC		155,312	50.00%	77,656	—	—	—	77,656
Nghi Son 2 Power LLC		133,853	50.00%	66,927	—	—	—	66,927
Solar Philippines Calatagan Corporation		76,459	38.00%	29,055	—	—	24,842	53,897
OneEnergy Asia Limited		61,370	40.00%	24,549	25,512	—	—	50,061
Shuweihat Asia Power Investment B.V.		101,574	49.00%	49,771	—	—	—	49,771
RE Pioneer Holdings LLC		96,232	50.00%	48,116	—	—	—	48,116
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		116,450	40.00%	46,580	—	—	—	46,580
South Jamaica Power Company Limited		195,217	20.00%	39,043	—	—	(2)	39,041
Chile Solar JV SpA		73,102	50.00%	36,551	—	—	—	36,551

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of March 31, 2022 and December 31, 2021 are as follows, continued:

In millions of won
December 31, 2021
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	9,119,335	20.47%	1,866,728	—	—	(51,215)	1,815,513
PT. Bayan Resources TBK		2,141,022	20.00%	428,204	309,464	—	(76,379)	661,289
Gemeng International Energy Co., Ltd.		2,175,169	34.00%	739,557	—	—	(144,339)	595,218
Gosung Green Power Co., Ltd.		902,746	29.00%	261,796	—	(938)	—	260,858
Korea Power Exchange		269,728	100.00%	269,728	—	—	—	269,728
Indeck Niles Development, LLC		322,479	56.25%	181,395	64,878	—	—	246,273
GS Donghae Electric Power Co., Ltd.		716,977	34.00%	243,772	—	—	—	243,772
S-Power Co., Ltd.		253,444	49.00%	124,188	—	(1,402)	—	122,786
PT. Cirebon Electric Power		443,525	27.50%	121,969	—	—	—	121,969
Hyundai Green Power Co., Ltd.		420,533	29.00%	121,955	—	—	—	121,955
Shin Pyeongtaek Power Co., Ltd.		263,477	40.00%	105,391	3,559	(15,876)	—	93,074
Xe-Pian Xe-Namnoy Power Co., Ltd.		373,976	25.00%	93,494	305	(1,069)	(289)	92,441
Dongducheon Dream Power Co., Ltd.		258,723	34.01%	87,992	1,757	(2,969)	(12,582)	74,198
Nepal Water & Energy Development Company Private Limited		94,639	69.06%	65,361	972	—	—	66,333
SPC Power Corporation		223,523	38.00%	84,939	—	—	(19,893)	65,046
Korea Electric Power Corporation Fund		48,913	98.09%	47,979	—	—	4	47,983
YTN Co., Ltd.		241,863	21.43%	51,828	—	—	—	51,828
PT Wampu Electric Power		76,255	46.00%	35,077	—	—	—	35,077

<Joint ventures>
Jamaica Public Service Company Limited		705,503	40.00%	282,201	29,357	—	(16,909)	294,649
Datang Chifeng Renewable Power Co., Ltd.		511,467	40.00%	204,587	—	—	—	204,587
Amman Asia Electric Power Company		297,799	60.00%	178,679	—	—	—	178,679
KEPCO SPC Power Corporation		264,600	75.20%	198,979	—	—	—	198,979
Rabigh Electricity Company		500,132	40.00%	200,053	—	(55,571)	(804)	143,678
PT Barito Wahana Tenaga		266,545	30.61%	81,595	—	—	—	81,595
Kelar S.A.		129,173	65.00%	83,962	2,733	—	—	86,695
PT. Tanjung Power Indonesia		132,988	35.00%	46,546	—	—	—	46,546
RE Holiday Holdings LLC		146,334	50.00%	73,167	—	—	—	73,167
Nghi Son 2 Power LLC		(37,879)	50.00%	(18,940)	—	—	18,940	—
Solar Philippines Calatagan Corporation		70,565	38.00%	26,815	—	—	31,416	58,231
OneEnergy Asia Limited		135,470	40.00%	54,188	25,512	—	—	79,700
Shuweihat Asia Power Investment B.V.		75,652	49.00%	37,069	—	—	—	37,069
RE Pioneer Holdings LLC		94,029	50.00%	47,015	—	—	—	47,015
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		110,542	40.00%	44,217	—	—	—	44,217
South Jamaica Power Company Limited		186,812	20.00%	37,362	—	—	(2)	37,360
Chile Solar JV SpA		64,914	50.00%	32,457	—	—	—	32,457

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(6)

As of March 31, 2022 and December 31, 2021, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	March 31, 2022			December 31, 2021
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Eurasia Energy Holdings	~~W~~	4	194	15	190
Gunsan Bio Energy Co., Ltd.		31	3,895	282	3,864
Daehan Wind Power PSC		—	—	(3,855)	—
Dayone Energy Co., Ltd.		569	24,021	(1,244)	23,452
Nghi Son 2 Power LLC		(18,940)	—	(114,340)	18,940
Samcheok Eco Materials Co., Ltd.		57	519	(323)	462
Naepo Green Energy Co., Ltd.		(446)	7,301	5,469	7,747
Barakah One Company		22,318	65,154	(26,502)	42,836
Pioneer Gas Power Limited		3,810	41,439	21,691	37,629
Incheon New Power Co., Ltd.		(96)	67	(31)	163
Bigeum Resident Photovoltaic Power Co., Ltd.		38	336	182	298
KAPES, Inc.		246	3,761	317	3,515
Chester Solar IV SpA		(21)	—	21	21

(7)	As of March 31, 2022, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd. issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Group provided a performance guarantee on this agreement.

(ii)	Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iii)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation. The Group is under agreement of O&M with the entity. Pursuant to the agreement, the Group guarantees a certain level of utilization rate and it is obligated to pay the penalty in the event of suspension in power generating.

(iv)	Daeryun Power Co., Ltd.

The Group reserves the right to participate in the transfer of shares in Daeryun Power Co., Ltd. on the same terms as Daeryun E&S Co., Ltd., if Daeryun E&S Co., Ltd. wishes to transfer its shares in Daeryun Power Co., Ltd.

(v)	Daegu Green Power Co., Ltd.

The Group has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investors at the yield-based transfer amount agreed with the shareholders. The Group can exercise its right 5, 10 and 13 years after the date of the investment. The Group has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co. at the yield-based transfer amount agreed with the shareholders.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of March 31, 2022, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(vi)	Yeonggwang Wind Power Co., Ltd.

In case the Group intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Group.

(vii)	Chester Solar I SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(viii)	Chester Solar IV SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(ix)	Chester Solar V SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(x)	Diego de Almagro Solar SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(xi)	Laurel SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(xii)	Samcheok Eco Materials Co., Ltd.

For Samcheok Eco Materials Co., Ltd., ordinary shareholders have the right to buy the shares of preferred shareholders if preferred shareholders intend to sell their preferred stock until December 26, 2023, and ordinary shareholders shall guarantee the investment principle of preferred shareholders.

(xiii)	Hyundai Green Power Co., Ltd.

As of March 31, 2022, the Group has call option against the financial investors (IBK and others) and also has an obligation to sell its shares in Hyundai Green Power Co., Ltd. when claimed by the financial investors at certain period of time in the future. Also, at certain period of time in the future, the Group has put option against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Group”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares upon request from Hyundai Steel Group.

(xiv)	Kosture Co., Ltd.

The Group acquires the shares with the settled amount of coal provided to Kosture Co., Ltd. every year until completion of the subscription set forth in the shareholders’ agreement.

(xv)	Omisan Wind Power Co., Ltd.

When the Group requests Unison Co., Ltd. to transfer shares after the completion of the power generation complex, the Group has a right to purchase the shares or transfer them to others at fair value.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of March 31, 2022, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(xvi)	Changjuk Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Changjuk Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(xvii)	Geumsungsan Wind Power Co., Ltd.

The Group has a right to purchase shares owned by Daemyung Energy Co., Ltd., within the range of 18%, for 3 years after the commencement of the operation.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates and joint ventures as of March 31, 2022 are as follows:

Company	Nature and extent of any significant restrictions
Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.
Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of the stakeholders.
Daeryun Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior consent of the majority of major stakeholders.
KNH Solar Co., Ltd.	Principals and interests on subordinated loans or dividends to shareholders cannot be paid without written consent of financial institutions. Also, shares cannot be wholly or partially transferred without the consent of other shareholders.
Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.
Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.
Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without the consent of the stakeholders.
Naepo Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.
Solaseado Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.
Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.
KPGE Inc.	Shares cannot be wholly or partially transferred without the consent of the stakeholders.
Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.
Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.
Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.
Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.
Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.
Diego de Almagro Solar Spa	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.
Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.
Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.
Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.
GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.
Busan Shinho Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.
Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied.
Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.
Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the collateralized debt is fully repaid.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of March 31, 2022 are as follows, continued:

Company	Nature and extent of any significant restrictions
Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.
Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.
Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.
PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.
DE Energia SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied.
Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.
Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when prior written consent of financial institutions is obtained.
Bitsolar Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.
Omisan Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, either of Omisan Wind Power Co., Ltd. and Unison Co., Ltd. shall not transfer their shares to others wholly or partially until 4 years have passed from the completion of power complex without the written consent from the other party. In case the shares of each party becomes less than 10% of outstanding shares after the transfer, it also requires the written consent from the other party.
Yangyang Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.
Busan Industrial Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.
Kosture Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the stakeholders.
Geumsungsan Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred for 3 years after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.
Daewon Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.
Cheongju Eco Park Co., Ltd.	Dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied, or permitted by related financing contracts, or prior written consent of financial institutions is obtained.
Goheung New Energy Co., Ltd.	Payment of dividends or repayment of loans such as subordinated loans to the investors can only be made when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,167,402	(23,473)	—	(29,091)	14,114,838
Buildings		23,148,429	(50,874)	(10,268,241)	(7,073)	12,822,241
Structures		79,146,858	(169,351)	(30,771,594)	(13,205)	48,192,708
Machinery		101,600,134	(135,513)	(50,112,558)	(514,970)	50,837,093
Ships		2,068	—	(1,898)	—	170
Vehicles		370,602	(1,629)	(288,821)	(116)	80,036
Equipment		2,021,695	(133)	(1,630,951)	(43)	390,568
Tools		1,270,463	(58)	(1,087,667)	(38)	182,700
Construction-in-progress		31,300,979	(121,804)	—	(157,530)	31,021,645
Right-of-use assets		7,872,276	—	(3,920,545)	—	3,951,731
Asset retirement costs		14,297,471	—	(5,486,170)	(146,423)	8,664,878
Others		14,996,041	—	(12,360,687)	—	2,635,354

	~~W~~	290,194,418	(502,835)	(115,929,132)	(868,489)	172,893,962

In millions of won	December 31, 2021
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,135,452	(23,474)	—	(27,487)	14,084,491
Buildings		22,974,569	(52,122)	(10,041,270)	(7,073)	12,874,104
Structures		78,474,620	(172,021)	(30,171,363)	(13,205)	48,118,031
Machinery		101,052,961	(140,082)	(48,791,577)	(514,991)	51,603,311
Ships		2,068	—	(1,891)	—	177
Vehicles		371,207	(1,675)	(281,833)	(117)	87,582
Equipment		1,989,115	(149)	(1,591,890)	(42)	397,034
Tools		1,256,189	(64)	(1,073,086)	(38)	183,001
Construction-in-progress		30,313,624	(111,822)	—	(157,530)	30,044,272
Right-of-use assets		7,848,138	—	(3,788,741)	—	4,059,397
Asset retirement costs		14,348,920	—	(5,277,109)	(146,423)	8,925,388
Others		14,852,245	—	(12,106,384)	—	2,745,861

	~~W~~	287,619,108	(501,409)	(113,125,144)	(866,906)	173,125,649

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Beginning balance		Acquisition	Disposal	Depreciation	Others	Ending balance
Land	~~W~~	14,107,965	2,025	(6,694)	(21)	35,036	14,138,311
(Government grants)		(23,474)	—	1	—	—	(23,473)
Buildings		12,926,226	807	(1,949)	(221,427)	169,458	12,873,115
(Government grants)		(52,122)	—	—	1,254	(6)	(50,874)
Structures		48,290,052	6,717	(72,902)	(662,656)	800,848	48,362,059
(Government grants)		(172,021)	—	293	2,382	(5)	(169,351)
Machinery		51,746,393	69,763	(54,834)	(1,460,606)	671,890	50,972,606
(Government grants)		(140,082)	—	69	4,311	189	(135,513)
Ships		177	—	—	(7)	—	170
Vehicles		89,257	333	(54)	(9,192)	1,321	81,665
(Government grants)		(1,675)	—	—	145	(99)	(1,629)
Equipment		397,183	8,318	(22)	(49,419)	34,641	390,701
(Government grants)		(149)	—	—	16	—	(133)
Tools		183,065	5,535	(150)	(18,883)	13,191	182,758
(Government grants)		(64)	—	—	6	—	(58)
Construction-in-progress		30,156,094	2,498,755	(8,629)	—	(1,502,771)	31,143,449
(Government grants)		(111,822)	10	—	—	(9,992)	(121,804)
Right-of-use assets		4,059,397	24,412	(300)	(135,043)	3,265	3,951,731
Asset retirement costs		8,925,388	—	—	(282,288)	21,778	8,664,878
Others		2,745,861	13	(6,283)	(256,212)	151,975	2,635,354

	~~W~~	173,125,649	2,616,688	(151,454)	(3,087,640)	390,719	172,893,962

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won	December 31, 2021
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	13,943,326	9,561	(54,447)	—	—	209,525	14,107,965
(Government grants)		(23,475)	—	1	—	—	—	(23,474)
Buildings		12,616,532	9,036	(19,974)	(889,539)	—	1,210,171	12,926,226
(Government grants)		(57,231)	—	—	5,174	—	(65)	(52,122)
Structures		46,258,855	630	(319,287)	(2,582,488)	(741)	4,933,083	48,290,052
(Government grants)		(180,009)	—	1,811	9,517	—	(3,340)	(172,021)
Machinery		50,038,787	268,126	(135,803)	(5,759,155)	—	7,334,438	51,746,393
(Government grants)		(157,785)	—	531	17,519	—	(347)	(140,082)
Ships		255	—	—	(103)	—	25	177
Vehicles		78,983	4,807	(4,298)	(37,980)	—	47,745	89,257
(Government grants)		(632)	(26)	—	460	—	(1,477)	(1,675)
Equipment		407,843	54,875	(667)	(184,007)	—	119,139	397,183
(Government grants)		(227)	—	—	95	—	(17)	(149)
Tools		192,387	19,389	(89)	(81,984)	—	53,362	183,065
(Government grants)		(239)	—	—	209	—	(34)	(64)
Construction-in-progress		30,963,725	12,175,384	(66,965)	—	(3,315)	(12,912,735)	30,156,094
(Government grants)		(79,126)	5,027	—	—	—	(37,723)	(111,822)
Right-of-use assets		4,542,166	78,213	(11,787)	(558,565)	—	9,370	4,059,397
Asset retirement costs		7,413,171	92	(209)	(844,518)	—	2,356,852	8,925,388
Others		2,752,081	5,311	(2,332)	(869,310)	—	860,111	2,745,861

	~~W~~	168,709,387	12,630,425	(613,515)	(11,774,675)	(4,056)	4,178,083	173,125,649

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

19.	Investment Properties

(1)	Investment properties as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	194,738	—	—	194,738
Buildings		20,004	(23)	(6,153)	13,828

	~~W~~	214,742	(23)	(6,153)	208,566

In millions of won	December 31, 2021
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	201,605	—	—	201,605
Buildings		19,543	(30)	(8,334)	11,179

	~~W~~	221,148	(30)	(8,334)	212,784

(2)	Changes in investment properties for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	201,605	—	(6,867)	194,738
Buildings		11,209	(101)	2,743	13,851
(Government grants)		(30)	—	7	(23)

	~~W~~	212,784	(101)	(4,117)	208,566

In millions of won	December 31, 2021
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	200,391	—	1,214	201,605
Buildings		24,833	(1,387)	(12,237)	11,209
(Government grants)		(29)	1	(2)	(30)

	~~W~~	225,195	(1,386)	(11,025)	212,784

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the three-month period ended March 31, 2022 and 2021 are as follows:

In millions of won	March 31, 2022		March 31, 2021
Rental income	~~W~~	2,537	2,334
Operating and maintenance expenses related to rental income		(101)	(362)

	~~W~~	2,436	1,972

(4)	Fair value of investment properties as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022			December 31, 2021
	Book value		Fair value	Book value	Fair value
Land	~~W~~	194,738	267,333	201,605	268,702
Buildings		13,828	15,442	11,179	13,636

	~~W~~	208,566	282,775	212,784	282,338

The Group determined the fair value of investment property on the transition date based on valuations conducted by an independent valuation firm that is independent of the Group. The valuation firm has appropriate qualifications and experience in the valuation of real estate in the Republic of Korea, and the valuation was conducted using a comparison method, which is a method of obtaining economic value based on the marketability of the property. The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the KIFRS transition date (January 1, 2010).

(5)	All of the Group’s investment properties are held under freehold interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

20.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	2,783,935	(28,460)	(140,794)	2,614,681

(*)

For the three-month period ended March 31, 2022, the increased balance of contracts from new orders is ~~W~~54,446 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~82,906 million.

In millions of won	December 31, 2021
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	3,152,725	386,208	(754,998)	2,783,935

(*)

For the year ended December 31, 2021, the increased balance of contracts from new orders is ~~W~~ 458,635 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~72,427 million.

(2)	Accumulated earned revenue, expense and others related to the Group’s construction contracts in progress as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	22,085,049	20,983,284	1,101,765	23,092

In millions of won	December 31, 2021
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	22,051,129	20,967,097	1,084,032	23,238

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

20.	Construction Contracts, Continued

(3)	Gross amount due from customers recognized as contract assets and due to customers recognized as contract liabilities for contract work as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022			December 31, 2021
	Contract assets (*1)		Contract liabilities (*2)	Contract assets (*1)	Contract liabilities (*2)
Nuclear power plant construction in UAE and others	~~W~~	124,533	50,396	82,306	5,330

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)

Included in non-financial liabilities as advance received in the consolidated statements of financial position. The revenue recognized on March 31, 2022 from the amounts included in contract liabilities at the end of the prior year is W2,014 million.

(4)

The contract with BOC (purchaser) states that disclosure of information related to UAE nuclear power plant construction projects such as contract date, contractual completion date, completion progress, unbilled construction, impairment losses, etc. are not allowed without consent from the purchaser. BOC did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that BOC may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee that those items will not be disclosed in the notes to the consolidated financial statements.

(5)

Operating segments information related to the contracts for which the Group recognizes revenue based on the percentage-of-completion on a cost-based input method for the three-month period ended March 31, 2022 are as follows:

In millions of won	March 31, 2022
	Effect from changes in accounting estimates							Contract assets from construction contracts		Trade receivables from construction contracts
	Expected loss on construction contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Changes in estimated total contract cossts	Revenue recognized from performance obligations satisfied in previous periods	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Transmission and distribution	~~W~~	—	10,364	4,885	5,479	14,698	—	30,266	—	—	—
Plant maintenance & engineering service		1,665	2,397	(27,458)	29,855	9,350	4,169	67,800	4	36,236	6,061
Others		—	—	—	—	—	—	26,467	—	—	—

	~~W~~	1,665	12,761	(22,573)	35,334	24,048	4,169	124,533	4	36,236	6,061

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	905,851	(85)	(749,719)	(19)	156,028
Copyrights, patents rights and other industrial rights		103,529	—	(61,301)	(9,178)	33,050
Mining rights		657,442	—	(41,183)	(570,969)	45,290
Development expenditures		962,876	(3,471)	(888,222)	—	71,183
Intangible assets under development		86,336	(7,441)	—	(12,845)	66,050
Usage rights of donated assets and others		592,855	—	(426,322)	—	166,533
Leasehold rights		28,185	—	(22,577)	—	5,608
Greenhouse gas emissions rights		89,893	—	—	—	89,893
Others		578,128	(70)	(160,326)	(11,995)	405,737

	~~W~~	4,005,095	(11,067)	(2,349,650)	(605,006)	1,039,372

In millions of won	December 31, 2021
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	867,185	(91)	(704,589)	—	162,505
Copyrights, patents rights and other industrial rights		103,428	—	(59,063)	(9,178)	35,187
Mining rights		623,122	—	(39,803)	(541,417)	41,902
Development expenditures		978,768	(3,820)	(905,805)	(19)	69,124
Intangible assets under development		94,275	(7,326)	—	(12,845)	74,104
Usage rights of donated assets and others		592,870	—	(423,087)	—	169,783
Leasehold rights		28,185	—	(22,337)	—	5,848
Greenhouse gas emissions rights		78,137	—	—	—	78,137
Others		574,957	(71)	(155,404)	(11,995)	407,487

	~~W~~	3,940,927	(11,308)	(2,310,088)	(575,454)	1,044,077

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Beginning balance		Acquisition	Disposal	Amortization	Others	Ending balance
Software	~~W~~	162,596	4,495	—	(17,822)	6,844	156,113
(Government grants)		(91)	—	—	14	(8)	(85)
Copyrights, patents rights and other industrial rights		35,187	56	—	(1,923)	(270)	33,050
Mining rights		41,902	—	—	(722)	4,110	45,290
Development expenditures		72,944	—	—	(5,717)	7,427	74,654
(Government grants)		(3,820)	—	—	349	—	(3,471)
Intangible assets under development		81,430	5,900	—	—	(13,839)	73,491
(Government grants)		(7,326)	—	—	—	(115)	(7,441)
Usage rights of donated assets and others		169,783	—	—	(2,976)	(274)	166,533
Leasehold rights		5,848	—	—	(240)	—	5,608
Greenhouse gas emissions rights		78,137	2,872	—	—	8,884	89,893
Others		407,558	64	(19)	(6,238)	4,442	405,807
(Government grants)		(71)	—	—	1	—	(70)

	~~W~~	1,044,077	13,387	(19)	(35,274)	17,201	1,039,372

In millions of won	December 31, 2021
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	152,163	18,834	(1)	(77,881)	—	69,481	162,596
(Government grants)		(136)	—	—	64	—	(19)	(91)
Copyrights, patents rights and other industrial rights		42,916	166	(131)	(7,771)	—	7	35,187
Mining rights		42,390	1,022	—	(3,526)	—	2,016	41,902
Development expenditures		95,166	309	—	(37,033)	—	14,502	72,944
(Government grants)		(5,043)	—	—	1,439	—	(216)	(3,820)
Intangible assets under development		67,018	51,988	—	—	—	(37,576)	81,430
(Government grants)		(7,203)	—	—	—	—	(123)	(7,326)
Usage rights of donated assets and others		184,475	—	—	(13,594)	—	(1,098)	169,783
Leasehold rights		6,340	—	—	(834)	—	342	5,848
Greenhouse gas emissions rights		61,373	78,091	—	(31)	—	(61,296)	78,137
Others		416,346	2,229	—	(26,998)	14	15,967	407,558
(Government grants)		(75)	—	—	4	—	—	(71)

	~~W~~	1,055,730	152,639	(132)	(166,161)	14	1,987	1,044,077

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won and thousands of Australian dollars
March 31, 2022
Type	Description	Currency	Amount	Remaining useful lives
Software	DAS MS-SQL CORE license	KRW	3,459	2 years and 5 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	1,234	6 months
	Contributions to ARP NRC DC	KRW	24,002	5 years 9 months

Mining rights	Mining rights of Bylong mine	AUD	—	—(*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	21,175	4 years and 8 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	8,698	8 years 3 months
Others	Occupancy and use of public waters	KRW	80,271	14 years and 10 months
	Greenhouse gas emissions rights	KRW	89,893	—
	Business rights	KRW	159,022	27 years and 8 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

In millions of won and thousands of Australian dollars
December 31, 2021
Type	Description	Currency	Amount	Remaining useful lives
Software	DAS MS-SQL CORE license	KRW	3,817	2 years and 8 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	1,851	9 months
	Contributions to ARP NRC DC	KRW	25,045	6 years

Mining rights	Mining rights of Bylong mine	AUD	—	—(*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	22,310	4 years and 11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	8,962	8 years 6 months
Others	Occupancy and use of public waters	KRW	81,623	15 years and 1 month
	Greenhouse gas emissions rights	KRW	78,137	—
	Business rights	KRW	160,459	27 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)	For the three-month periods ended March 31, 2022 and 2021, the Group recognized research and development expenses of ~~W~~146,726 million and ~~W~~151,750 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

22.	Trade and Other Payables

Trade and other payables as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	6,077,912	—	4,780,260	—
Non-trade payables		1,325,180	2,122,425	1,536,976	2,032,260
Accrued expenses		1,132,143	7,811	1,174,765	8,095
Leasehold deposits received		1,691	741	1,699	741
Other deposits received		74,068	68,280	72,063	68,050
Lease liabilities		632,762	3,717,453	583,558	3,826,945
Dividends payable		36,041	—	4,105	—
Others (*)		—	67,853	—	60,407

	~~W~~	9,279,797	5,984,563	8,153,426	5,996,498

(*)	Details of others as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	3,477	—	3,477
Others		—	64,376	—	56,930

	~~W~~	—	67,853	—	60,407

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Current liabilities
Short-term borrowings	~~W~~	5,710,403	2,920,563
Current portion of long-term borrowings		1,879,436	1,463,703
Current portion of debt securities		8,826,463	9,652,986
Less: Current portion of discount on long-term borrowings		(1,876)	(2,048)
Less: Current portion of discount on debt securities		(3,976)	(5,370)

		16,410,450	14,029,834

Non-current liabilities
Long-term borrowings		2,303,408	2,278,481
Debt securities		70,879,178	64,385,784
Less: Discount on long-term borrowings		(12,742)	(12,857)
Less: Discount on debt securities		(152,634)	(152,760)
Add: Premium on debt securities		940	1,031

		73,018,150	66,499,679

	~~W~~	89,428,600	80,529,513

(2)	Repayment schedule of borrowings and debt securities as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won
March 31, 2022
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	7,589,839	8,826,463
1~ 5 years		1,036,873	39,873,036
Over 5 years		1,266,535	31,006,142

	~~W~~	9,893,247	79,705,641

In millions of won
December 31, 2021
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	4,384,266	9,652,986
1~ 5 years		1,013,500	34,156,038
Over 5 years		1,264,981	30,229,746

	~~W~~	6,662,747	74,038,770

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won and thousands of foreign currencies
March 31, 2022
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
Local short-term borrowings	DB financial investment and others	1.13 ~ 4.60	2022.04.07 ~ 2022.12.31		—	~~W~~	4,749,421
Local short-term borrowings	Nonghyup Bank	4.94 ~ 5.04	2023.03.31		—		210
Foreign short-term borrowings	Shinhan Bank and others	0.37 ~ 0.69	2022.04.05 ~ 2022.06.20	USD	140,037		169,557
Foreign short-term borrowings	Korea Development Bank and others	1M Libor + 1.25	2022.04.29	USD	175,942		213,031
Foreign short-term borrowings	Shinhan Bank and others	0.04 ~ 1.44	2022.04.05 ~ 2022.08.31	USD	298,388		361,288
Foreign short-term borrowings	Credit Agricole and others	0.04	2022.06.28	EUR	160,529		216,896

						~~W~~	5,710,403

In millions of won and thousands of foreign currencies
December 31, 2021
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
Local short-term borrowings	DB financial investment and others	1.96~4.60	2022.01.07 ~ 2022.12.31		—	~~W~~	2,030,886
Electronic short-term bonds	BNK Securities and others	1.35~1.77	2022.01.21 ~ 2022.02.08		—		100,000
Foreign short-term borrowings	Shinhan Bank and others	0.34~0.45	2022.01.04 ~ 2022.03.30	USD	157,533		186,755
Foreign short-term borrowings	Korea Development Bank and others	1M Libor + 1.25	2022.04.29	USD	173,042		205,142
Foreign short-term borrowings	Shinhan Bank and others	0.57~0.80	2022.06.17 ~ 2022.08.31	USD	78,319		92,847
Foreign short-term borrowings	Credit Agricole and others	0.04	2022.06.28	EUR	72,199		96,915
Local bank overdraft	Korea Development Bank and others	1.73~2.25	2022.01.07 ~ 2022.02.26		—		208,018

						~~W~~	2,920,563

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won and thousands of foreign currencies
March 31, 2022
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2023~2044	—	~~W~~	2,415
	Facility	2.50~4.60	2022~2028	—		36,691
	Facility	CB rate+0.90	2029	—		9,985
	Operating funds	2.33	2022	—		20,000
	Operating funds	1yr KoFC bond rate + 0.81~0.95	2022~2024	—		64,300
Hana Bank	Commercial Paper	3M CD+0.13~0.61	2022~2027	—		1,350,000
	Facility	4.60	2028	—		9,276
	Facility	3yr KTB rate-1.25	2022~2028	—		4,319
IBK	PF Refinancing	CD+1.25	2030	—		8,324
Export-Import Bank of Korea	Project loans	1.50	2026	—		13,258
	Facility	1.32	2028	—		32,000
	Operating funds	1.78	2023	—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025	—		8,480
	Facility	3yr KTB rate-2.25	2022~2024	—		862
	Project loans	—	2023	—		1,197
	Others	1.75	2028	—		4,712
Shinhan Bank	Facility	CB rate+0.90~1.10	2028~2029	—		20,903
	Commercial Paper	3M CD+0.38~0.43	2025	—		250,000
	Others	3.95	2034	—		82,880
	Others	Standard overdraft rate+1.00	2034	—		82,880
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79	2022~2031	—		56,268
Others	Facility	2.80~6.80	2024~2039	—		611,193
	Facility	CB rate+1.10 3M CD+1.60 3.37	2028~2036	—		154,388
	PF Refinancing	3.80~5.00	2030~2034	—		70,412
	PF Refinancing	1.75	2029	—		21,475
	Others	4.40~7.90	2022~2039	—		116,730
	Others	1.80~4.50	2031~2034	—		49,928

						3,098,576

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744		10,587
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD 89,867		108,811
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD 107,868		184,213
	PF Loan	6M Libor+1.70~2.50	2032	USD 100,331		121,481
POSCO and others	Shareholder’s loan	8.00	2025	USD 12,077		14,622
	Shareholder’s loan	8.00	2031	JOD 4,853		8,288
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY4,817,616		47,826
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY 2,632,514		26,134
KiwoomSolar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 43,000		58,098
IFC and others	Others	6M Libor+5.00	2031	USD 230,912		279,589
Federal Financing Bank and others	PF Loan	2.39~6.00	2031~2038	USD 94,132		113,975
Others	Others	—	—	USD 90,559		109,648
	Others	—	—	EUR 737		996

						1,084,268

						4,182,844
Less: Discount on long-term borrowings						(14,618)
Less: Current portion of long-term borrowings						(1,879,436)
Add: Current portion of discount on long-term borrowings						1,876

					~~W~~	2,290,666

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of March 31, 2022 and December 31, 2021 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2021
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2023~2044	—	~~W~~	2,509
	Facility	2.50~4.60	2022~2028	—		39,430
	Operating funds	2.33	2022	—		20,000
	Operating funds	1yr KoFC bond rate + 0.81~0.95	2022~2023	—		64,300
Hana Bank	Commercial Paper	3M CD+0.13~0.43	2022~2025	—		1,050,000
	Facility	4.60	2028	—		9,647
	Facility	3yr KTB rate-1.25	2022~2028	—		4,485
IBK	PF Refinancing	CD+1.25	2030	—		8,589
Export-Import Bank of Korea	Project loans	1.50	2026	—		13,258
	Facility	1.32	2028	—		32,000
	Operating funds	1.78	2023	—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025	—		8,971
	Facility	3yr KTB rate-2.25	2022~2024	—		995
	Project loans	—	2023	—		1,197
	Others	1.75	2028	—		4,893
Shinhan Bank and others	Facility	CB rate+1.10	2028	—		14,470
	Commercial Paper	3M CD+0.38	2025	—		150,000
	Others	3.95	2034	—		84,179
	Others	Standard overdraft rate+1.00	2034	—		84,179
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79	2022~2031	—		59,333
Others	Facility	2.80~6.80	2024~2039	—		620,185
	Facility	CB rate+0.90~1.10 3M CD+1.60 3.37	2028~2037	—		171,733
	PF Refinancing	3.80~5.00	2030~2034	—		71,742
	PF Refinancing	1.75	2029	—		22,265
	Others	4.40~7.90	2022~2038	—		116,367
	Others	1.80~4.50	2031~2034	—		49,928

						2,720,355

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744		10,366
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD 89,823		106,485
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD 107,868		180,363
	PF Loan	6M Libor+1.70~2.50	2032	USD 103,340		122,509
POSCO and others	Shareholder’s loan	8.00	2025	USD 11,953		14,171
	Shareholder’s loan	8.00	2031	JOD 4,853		8,114
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY 5,144,387		53,000
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY 2,820,708		29,060
KiwoomSolar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 36,311		48,741
IFC and others	Others	6M Libor+5.00	2031	USD 230,018		272,686
Federal Financing Bank and others	PF Loan	2.39~6.00	2031~2038	USD 94,135		111,597
Others	Others	—	—	USD 54,607		64,737

						1,021,829

						3,742,184
Less: Discount on long-term borrowings						(14,905)
Less: Current portion of long-term borrowings						(1,463,703)
Add: Current portion of discount on long-term borrowings						2,048

					~~W~~	2,265,624

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	March 31, 2022		December 31, 2021
Electricity Bonds	2012.01.26 ~ 2022.03.30	2022.04.14 ~ 2052.03.28	1.02 ~ 4.20	~~W~~	39,600,000	34,080,000
Corporate Bonds (*)	2009.10.16 ~ 2022.03.28	2022.04.14 ~ 2052.03.28	0.86 ~ 6.00		28,453,804	28,194,472

					68,053,804	62,274,472
Less: Discount on local debt securities					(53,755)	(52,723)
Less: Current portion of local debt securities					(6,921,979)	(7,432,647)
Add: Current portion of discount on local debt securities					2,296	2,510

				~~W~~	61,080,366	54,791,612

(*)

Among the corporate bonds, each holder of Hee Mang Sunlight Power Co., Ltd.’s private equity bonds, amounting to ~~W~~1,691 million, may exercise the early redemption rights on the 5th year (March 31, 2021) from the date of issuance of the bonds and every year on March 31 thereafter, until the year before the redemption date.

(6)	Foreign debt securities as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won and thousands of foreign currencies
March 31, 2022
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	~~W~~	337,450
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		381,059
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		347,403
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		908,100
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		121,080
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		363,240
FY-17	2017.06.19~2017.07.25	2022.06.19~2027.07.25	2.63~3.13	USD 800,000		968,640
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		54,045
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		58,874
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		255,239
FY-18	2018.06.07~2018.07.25	2023.06.07~2023.07.25	3.75~3.88	USD 1,400,000		1,695,120
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		262,348
FY-19	2019.06.24	2024.06.24	2.50	USD 500,000		605,400
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF 300,000		393,522
FY-19	2019.07.22	2022.07.22	2.38	USD 300,000		363,240
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD 300,000		272,703
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 371,947		450,354
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		363,240
FY-20	2020.05.06	2025.05.06	1.75	USD 500,000		605,400
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		605,400
FY-20	2020.08.03	2026.02.03	1.00	USD 300,000		363,240
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		544,860
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		605,400
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		363,240
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		363,240

						11,651,837
Less: Discount on foreign debt securities						(102,855)
Add: Premium on foreign debt securities						940
Less: Current portion of foreign debt securities						(1,904,484)
Add: Current portion of discount on foreign debt securities						1,680

					~~W~~	9,647,118

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of March 31, 2022 and December 31, 2021 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2021
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	~~W~~	330,400
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		373,097
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		340,144
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		889,125
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		118,550
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		355,650
FY-17	2017.06.19~2017.07.25	2022.06.19~2027.07.25	2.63~3.13	USD 800,000		948,400
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		53,694
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		58,968
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		250,850
FY-18	2018.06.07~2018.07.25	2023.06.07~2023.07.25	3.75~3.88	USD 1,400,000		1,659,700
FY-19	2019.01.22~2019.06.24	2022.01.22~2024.06.24	2.50~3.38	USD 800,000		948,400
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		259,494
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF 300,000		389,241
FY-19	2019.07.22	2022.07.22	2.38	USD 300,000		355,650
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD 300,000		257,667
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 371,947		440,943
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		355,650
FY-20	2020.05.06	2025.05.06	1.75	USD 500,000		592,750
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		592,750
FY-20	2020.08.03	2026.02.03	0.61	USD 300,000		355,650
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		533,475
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		592,750
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		355,650
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		355,650

						11,764,298
Less: Discount on foreign debt securities						(105,407)
Add: Premium on foreign debt securities						1,031
Less: Current portion of foreign debt securities						(2,220,339)
Add: Current portion of discount on foreign debt securities						2,860

					~~W~~	9,442,443

(7)	Changes in borrowings and debt securities for the three-month periods ended March 31, 2022 and 2021 are as follows:

In millions of won	March 31, 2022		March 31, 2021
Beginning balance	~~W~~	80,529,513	69,724,581
Cash flow		8,658,515	(556,056)
Effect of exchange rate fluctuations		238,856	457,016
Others		1,716	(3,484)

Ending balance	~~W~~	89,428,600	69,622,057

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

24.	Lease

1)	Group as a lessee

(1)	Lease contracts

The Group applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ~~W~~55,821 million and ~~W~~5,917 million respectively, as expense for the three-month periods ended March 31, 2022 and 2021. The Group also applies the leases of low-value assets recognition exemption to leases contracts with underlying assets considered to be low value (i.e., approximately less than ~~W~~5 million), and recognized ~~W~~504 million and ~~W~~423 million respectively, as expense for the three-month periods ended March 31, 2022 and 2021. The Group has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	815,371	(176,201)	639,170
Buildings		113,131	(46,646)	66,485
Structures		26,447	(5,531)	20,916
Machinery		1,642	(779)	863
Ships		4,218,505	(1,288,869)	2,929,636
Vehicles		35,284	(19,017)	16,267
Others (*)		2,661,896	(2,383,502)	278,394

	~~W~~	7,872,276	(3,920,545)	3,951,731

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

In millions of won	December 31, 2021
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	814,795	(162,000)	652,795
Buildings		106,823	(43,939)	62,884
Structures		26,374	(5,226)	21,148
Machinery		1,308	(743)	565
Ships		4,217,735	(1,188,516)	3,029,219
Vehicles		30,375	(16,757)	13,618
Others (*)		2,650,728	(2,371,560)	279,168

	~~W~~	7,848,138	(3,788,741)	4,059,397

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

24.	Lease, Continued

(3)	Changes in right-of-use assets for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	652,795	884	(14,152)	—	(357)	639,170
Buildings		62,884	7,693	(6,283)	(264)	2,455	66,485
Structures		21,148	172	(404)	—	—	20,916
Machinery		565	334	(36)	—	—	863
Ships		3,029,219	—	(100,353)	—	770	2,929,636
Vehicles		13,618	5,176	(2,121)	(36)	(370)	16,267
Others		279,168	10,153	(11,694)	—	767	278,394

	~~W~~	4,059,397	24,412	(135,043)	(300)	3,265	3,951,731

In millions of won	December 31, 2021
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	706,579	7,312	(57,231)	—	(3,865)	652,795
Buildings		47,222	22,336	(25,780)	(1,469)	20,575	62,884
Structures		20,486	2,198	(1,536)	—	—	21,148
Machinery		695	—	(130)	—	—	565
Ships		3,437,363	9,694	(411,291)	—	(6,547)	3,029,219
Vehicles		13,525	9,583	(8,162)	(7)	(1,321)	13,618
Others		316,296	27,090	(54,435)	(10,311)	528	279,168

	~~W~~	4,542,166	78,213	(558,565)	(11,787)	9,370	4,059,397

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

24.	Lease, Continued

(4)	Lease liabilities as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Less than 1 year	~~W~~	667,513	620,121
1 ~ 5 years		2,132,404	2,158,145
More than 5 years		2,102,662	2,150,722

		4,902,604	4,928,988
Less: Discount		(552,389)	(518,485)

Present value of lease payment	~~W~~	4,350,215	4,410,503

(5)	The details of the liquidity classification of lease liabilities as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Current lease liabilities	~~W~~	632,762	583,558
Non-current lease liabilities		3,717,453	3,826,945

	~~W~~	4,350,215	4,410,503

(6)	Changes in lease liabilities for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	4,410,503	21,154	(180,972)	22,364	77,166	4,350,215

In millions of won	December 31, 2021
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	4,621,096	73,090	(665,687)	93,651	288,353	4,410,503

(*)	Including translation effect of foreign currency lease liabilities and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

24.	Lease, Continued

(7)	Details of expense relating to lease contracts as lessee for the three-month period ended March 31, 2022 and 2021 are as follows:

In millions of won	March 31, 2022		March 31, 2021
Depreciation of right-of-use assets	~~W~~	135,043	147,012
Interest expenses of lease liabilities		22,364	23,534
Leases expenses for short-term leases		55,821	5,917
Leases expenses for leases of low-value assets		504	423
Variable lease payments		40,342	21,573

	~~W~~	254,074	198,459

(8)

The total cash outflow related to the lease contracts, including cash outflows due to short-term leases and leases of low-value asset, amounts to ~~W~~277,640 million and ~~W~~225,522 million, for the three-month periods ended March 31, 2022 and 2021, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

24.	Lease, Continued

2)	Group as a lessor

(1)	Finance lease contracts

The Group entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25-year lease term, and an 89.1MW level Fujeij wind power plant over a 20-year lease term. Also, the Group has provided fly-ash pipe conduit as finance leases with an average lease term of 7 years. In addition, the Group provides 26 energy storage system installation projects and 132 energy efficiency contracts as finance leases with a lease term of 2 to 11 years. Also, the Group entered into a PPA with the Comission Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profit and loss related to finance lease for the three-month periods ended March 31, 2022 and 2021 are as follows:

In millions of won	March 31, 2022		March 31, 2021
Finance income on the net investment in the lease	~~W~~	29,604	28,168

(3)	Maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Less than 1 year	~~W~~	178,431	172,528
1 ~ 2 years		165,922	163,937
2 ~ 3 years		162,428	158,933
3 ~ 4 years		159,532	156,450
4 ~ 5 years		159,647	155,068
More than 5 years		1,581,902	1,588,403

		2,407,862	2,395,319
Less: Unearned finance income		(1,192,336)	(1,194,627)

Net investment in the lease (*)	~~W~~	1,215,526	1,200,692

(*)	Including the present value of unguaranteed residual value amounting to ~~W~~20,450 million and ~~W~~19,574 million, as of March 31, 2022 and December 31, 2021, respectively.

The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 0.00% up to 16.93% per year as of March 31, 2022. (prior year : 0.00% ~ 16.83%)

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for the March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Beginning balance	~~W~~	768	990
Bad debt expense		223	—
Reversal of allowance of doubtful accounts		—	(222)

Ending balance	~~W~~	991	768

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

25.	Employment Benefits

(1)	Employment benefit obligations as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Net defined benefit asset	~~W~~	38,927	20,871
Net defined benefit obligations		1,523,231	1,675,741
Other long-term employee benefit obligations		3,200	3,417

(2)	Principal assumptions used for actuarial valuation as of March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
Discount rate	3.28% ~ 3.30%	2.51% ~ 2.60%
Future salary and benefit levels	4.28%	4.28%
Weighted average duration	9.76 years	10.39 years

(3)	Details of expense relating to defined benefit plans for the three-month periods ended March 31, 2022 and 2021 are as follows:

In millions of won	March 31, 2022		March 31, 2021
Current service cost	~~W~~	120,585	128,629
Interest cost		27,449	21,806
Expected return on plan assets		(17,664)	(12,896)

	~~W~~	130,370	137,539

Expenses described above are recognized in those items below in the consolidated financial statements.

In millions of won	March 31, 2022		March 31, 2021
Cost of sales	~~W~~	97,368	101,838
Selling and administrative expenses		19,516	21,714
Others (Construction-in-progress and others)		13,486	13,987

	~~W~~	130,370	137,539

In addition, for the three-month periods ended March 31, 2022 and 2021, employee benefit obligations expenses of ~~W~~27,528 million and ~~W~~16,424 million, respectively, are recognized as cost of sales, and ~~W~~7,565 million and ~~W~~2,984 million, respectively, are recognized as selling and administrative expenses, and ~~W~~3,739 million and ~~W~~3,049 million, respectively, are recognized as construction-in-progress and others, relates to the Group’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Present value of defined benefit obligation from funded plans	~~W~~	4,353,315	4,564,417
Fair value of plan assets		(2,869,011)	(2,909,547)

Net liabilities incurred from defined benefit plans	~~W~~	1,484,304	1,654,870

(5)	Changes in the present value of defined benefit obligations for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Beginning balance	~~W~~	4,564,417	4,570,614
Current service cost		120,585	524,942
Interest cost		27,449	91,877
Remeasurement component		(240,058)	(345,755)
Past service cost		—	5,483
Actual payments		(119,096)	(282,794)
Others		18	50

Ending balance	~~W~~	4,353,315	4,564,417

(6)	Changes in the fair value of plan assets for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Beginning balance	~~W~~	2,909,547	2,670,832
Expected return		17,664	52,782
Remeasurement component		(3,283)	(8,457)
Contributions by the employers		—	317,707
Actual payments		(54,917)	(123,317)

Ending balance	~~W~~	2,869,011	2,909,547

In addition, gain on accumulated remeasurement component amounting to ~~W~~128,421 million and loss on accumulated remeasurement component amounting to ~~W~~98,844 million have been recognized as other comprehensive income or loss for the three-month period ended March 31, 2022 and for the year ended December 31, 2021, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Equity instruments	~~W~~	224,205	344,002
Debt instruments		756,386	744,167
Bank deposits		494,195	407,809
Others		1,394,225	1,413,569

	~~W~~	2,869,011	2,909,547

For the three-month period ended March 31, 2022 and for the year ended December 31, 2021, actual returns on plan assets amounted to ~~W~~14,381 million and ~~W~~44,325 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Actuarial gain from changes in financial assumptions	~~W~~	(314,317)	(258,194)
Experience adjustments, etc.		74,260	(87,561)
Expected return		3,282	8,457

	~~W~~	(236,775)	(337,298)

Remeasurement component recognized as other comprehensive income or loss is included in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

26.	Provisions

(1)	Provisions as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022			December 31, 2021

	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	1,134,526	—	1,048,939	—

Litigation
Litigation provisions		26,486	77,193	26,269	88,449

Decommissioning cost
Nuclear plants		—	19,559,603	—	19,461,461
Spent fuel		500,321	852,081	457,466	893,196
Radioactive waste		121,779	1,678,497	137,342	1,695,193
PCBs		—	100,921	—	103,665
Other recovery provisions		—	30,390	—	30,231

Others
Power plant regional support program		191,504	—	146,588	—
Transmission regional support program		222,738	—	250,288	—
Provisions for financial guarantee		22,919	55,322	21,032	59,809
Provisions for RPS		6,254	—	—	—
Provisions for greenhouse gas emissions obligations		741,565	—	655,544	—
Others		105,510	166,116	102,408	169,420

	~~W~~	3,073,602	22,520,123	2,845,876	22,501,424

(2)	Changes in provisions for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,048,939	300,194	(204,884)	(9,724)	1	1,134,526

Litigation
Litigation provisions		114,718	5,290	(15,258)	(1,071)	—	103,679

Decommissioning cost
Nuclear plants		19,461,461	108,035	(9,893)	—	—	19,559,603
Spent fuel		1,350,662	52,851	(51,111)	—	—	1,352,402
Radioactive waste		1,832,535	15,097	(47,356)	—	—	1,800,276
PCBs		103,665	487	(3,231)	—	—	100,921
Other recovery provisions		30,231	2,672	(2,435)	—	(78)	30,390

Others
Power plant regional support program		146,588	52,470	(7,554)	—	—	191,504
Transmission regional support program		250,288	102	(27,652)	—	—	222,738
Provisions for financial guarantee		80,841	243	(3,838)	995	—	78,241
Provisions for RPS		—	165,147	(158,893)	—	—	6,254
Provisions for greenhouse gas emissions obligations		655,544	105,339	—	(19,318)	—	741,565
Others		271,828	(8,930)	(6,634)	5,311	10,051	271,626

	~~W~~	25,347,300	798,997	(538,739)	(23,807)	9,974	25,593,725

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won	December 31, 2021
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,024,574	1,048,569	(1,024,212)	—	8	1,048,939

Litigation
Litigation provisions		113,002	67,443	(44,446)	(15,763)	(5,518)	114,718

Decommissioning cost
Nuclear plants		16,974,884	2,545,803	(59,226)	—	—	19,461,461
Spent fuel		1,354,001	452,063	(455,402)	—	—	1,350,662
Radioactive waste		1,891,613	3,862	(51,666)	(11,274)	—	1,832,535
PCBs		119,019	2,182	(17,408)	(128)	—	103,665
Other recovery provisions		25,840	553	(169)	—	4,007	30,231

Others
Power plant regional support program		144,272	49,596	(47,280)	—	—	146,588
Transmission regional support program		96,895	306,409	(153,016)	—	—	250,288
Provisions for financial guarantee		66,354	85,355	(72,109)	—	1,241	80,841
Provisions for RPS		9,126	445,402	(430,344)	(24,184)	—	—
Provisions for greenhouse gas emissions obligations		393,121	547,911	(235,469)	(2,174)	(47,845)	655,544
Others		314,535	104,416	(95,541)	(40,139)	(11,443)	271,828

	~~W~~	22,527,236	5,659,564	(2,686,288)	(93,662)	(59,550)	25,347,300

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

27.	Government Grants

(1)	Government grants as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Land	~~W~~	(23,473)	(23,474)
Buildings		(50,874)	(52,122)
Structures		(169,351)	(172,021)
Machinery		(135,513)	(140,082)
Vehicles		(1,629)	(1,675)
Equipment		(133)	(149)
Tools		(58)	(64)
Construction-in-progress		(121,804)	(111,822)
Investment properties		(23)	(30)
Software		(85)	(91)
Development expenditures		(3,471)	(3,820)
Intangible assets under development		(7,441)	(7,326)
Other intangible assets		(70)	(71)

	~~W~~	(513,925)	(512,747)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

27.	Government Grants, Continued

(2)	Changes in government grants for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(10,106)	—	—	—	10,106	—
Land		(23,474)	—	—	—	1	—	(23,473)
Buildings		(52,122)	—	—	1,254	—	(6)	(50,874)
Structures		(172,021)	—	—	2,382	293	(5)	(169,351)
Machinery		(140,082)	—	—	4,311	69	189	(135,513)
Vehicles		(1,675)	—	—	145	—	(99)	(1,629)
Equipment		(149)	—	—	16	—	—	(133)
Tools		(64)	—	—	6	—	—	(58)
Construction-in-progress		(111,822)	—	10	—	—	(9,992)	(121,804)
Investment properties		(30)	—	—	—	—	7	(23)
Software		(91)	—	—	14	—	(8)	(85)
Development expenditures		(3,820)	—	—	349	—	—	(3,471)
Intangible assets under development		(7,326)	—	—	—	—	(115)	(7,441)
Other intangible assets		(71)	—	—	1	—	—	(70)

	~~W~~	(512,747)	(10,106)	10	8,478	363	77	(513,925)

In millions of won	December 31, 2021
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(37,920)	—	—	—	37,920	—
Land		(23,475)	—	—	—	1	—	(23,474)
Buildings		(57,231)	—	—	5,174	—	(65)	(52,122)
Structures		(180,009)	—	—	9,517	1,811	(3,340)	(172,021)
Machinery		(157,785)	—	—	17,519	531	(347)	(140,082)
Vehicles		(632)	—	(26)	460	—	(1,477)	(1,675)
Equipment		(227)	—	—	95	—	(17)	(149)
Tools		(239)	—	—	209	—	(34)	(64)
Construction-in-progress		(79,126)	—	5,027	—	—	(37,723)	(111,822)
Investment properties		(29)	—	—	1	—	(2)	(30)
Software		(136)	—	—	64	—	(19)	(91)
Development expenditures		(5,043)	—	—	1,439	—	(216)	(3,820)
Intangible assets under development		(7,203)	—	—	—	—	(123)	(7,326)
Other intangible assets		(75)	—	—	4	—	—	(71)

	~~W~~	(511,210)	(37,920)	5,001	34,482	2,343	(5,443)	(512,747)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

28.	Deferred Revenue

Deferred revenue for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows which are included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	March 31, 2022		December 31, 2021
Beginning balance	~~W~~	10,356,555	9,868,189
Increase		367,385	1,149,578
Recognized as revenue		(174,406)	(661,212)

Ending balance	~~W~~	10,549,534	10,356,555

29.	Non-financial Liabilities

Non-financial liabilities as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Advance received	~~W~~	4,156,860	428,526	4,157,916	398,056
Unearned revenue		50,553	6,734	40,187	6,517
Deferred revenue		672,966	9,876,568	659,397	9,697,158
Withholdings		374,176	8,904	345,892	5,171
Others		1,622,347	109,696	1,262,941	109,462

	~~W~~	6,876,902	10,430,428	6,466,333	10,216,364

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

30.	Contributed Capital

(1)	Details of share capital as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won except share information
	March 31, 2022
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information
	December 31, 2021
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in number of floating capital stock for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

Number of shares	March 31, 2022	December 31, 2021
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		27,782,969	33,282,817
Retained earnings before appropriations		10,054,140	10,365,123

Retained earnings	~~W~~	39,442,019	45,252,850

(*)

The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Reserve for investment on social overhead capital	~~W~~	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		21,965,520	27,465,368
Reserve for equalizing dividends		210,000	210,000

	~~W~~	27,782,969	33,282,817

(*)

The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Beginning balance	~~W~~	45,252,850	51,133,601
Loss for the year attributed to owners of the controlling company		(5,952,856)	(5,309,187)
Changes in equity method retained earnings		1,487	3,609
Remeasurements of defined benefit liability, net of tax		140,385	201,067
Transfer of gain or loss on valuation of financial assets at FVOCI		—	4,388
Dividends paid		—	(780,628)
Issuance of shares of capital by subsidiaries and others		153	—

Ending balance	~~W~~	39,442,019	45,252,850

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077		—	—

In millions of won	December 31, 2021
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	1,216	780,628

(5)	Changes in retained earnings of investments in associates and joint ventures for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Beginning balance	~~W~~	3,970	361
Changes		1,487	3,609

Ending balance	~~W~~	5,457	3,970

(6)	Changes in remeasurement components related to defined benefit liability for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Beginning balance	~~W~~	98,844	(169,234)
Changes		228,832	327,957
Income tax effect		(88,447)	(126,890)
Transfer to reserve for business expansion		(110,808)	67,011

Ending balance	~~W~~	128,421	98,844

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

32.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interests) as of March 31, 2022 and December 31, 20021 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	March 31, 2022		December 31, 2021
Korea South-East Power Co., Ltd.	1st hybrid bond	2012.12.07	2042.12.06	4.38	~~W~~	170,000	170,000
Korea South-East Power Co., Ltd.	2nd hybrid bond	2012.12.07	2042.12.06	4.44		230,000	230,000
Expense of issuance						(1,090)	(1,090)

					~~W~~	398,910	398,910

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Group decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds.

As these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interest) in the Group’s consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

33.	Other Components of Equity

(1)	Other components of equity as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Other capital surplus	~~W~~	1,230,590	1,231,109
Accumulated other comprehensive income (loss)		163,206	(57,632)
Other equity		13,294,973	13,294,973

	~~W~~	14,688,769	14,468,450

(2)	Changes in other capital surplus for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	March 31, 2022				December 31, 2021
	Gains on disposal of treasury stocks		Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	843,585	1,231,109	387,524	836,581	1,224,105
Changes in consolidation scope		—	—	—	—	43	43
Issuance of share capital of subsidiary and others		—	(519)	(519)	—	(491)	(491)
Others		—	—	—	—	7,452	7,452

Ending balance	~~W~~	387,524	843,066	1,230,590	387,524	843,585	1,231,109

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

33.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Financial assets at fair value through other comprehensive income valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance		~~W~~ (46,498)	311,252	(325,170)	2,784	(57,632)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		21,353	—	—	—	21,353
Shares in other comprehensive income of associates and joint ventures, net of tax		—	165,314	—	—	165,314
Foreign currency translation of foreign operations, net of tax		—	—	71,798	—	71,798
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(37,627)	(37,627)

Ending balance	~~W~~	(25,145)	476,566	(253,372)	(34,843)	163,206

In millions of won	December 31, 2021
	Financial assets at fair value through other comprehensive income valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(101,132)	10,091	(340,930)	22,394	(409,577)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		59,022	—	—	—	59,022
Shares in other comprehensive income of associates and joint ventures, net of tax		—	301,161	—	—	301,161
Foreign currency translation of foreign operations, net of tax		—	—	15,760	—	15,760
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(19,610)	(19,610)
Others		(4,388)	—	—	—	(4,388)

Ending balance	~~W~~	(46,498)	311,252	(325,170)	2,784	(57,632)

(4)	Other equity as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	~~W~~	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

34.	Sales

Details of sales for the three-month periods ended March 31, 2022 and 2021 are as follows:

In millions of won	March 31, 2022				March 31, 2021
	Domestic		Overseas	Total	Domestic	Overseas	Total
[Type of goods and services]
Sales of goods	~~W~~	15,913,850	123,946	16,037,796	14,584,956	116,119	14,701,075
Electricity		15,378,358	—	15,378,358	14,293,521	—	14,293,521
Heat supply		232,648	—	232,648	102,592	—	102,592
Others		302,844	123,946	426,790	188,843	116,119	304,962
Sales related to rendering of services		63,792	47,282	111,074	54,122	43,553	97,675
Sales related to construction services		31,947	108,847	140,794	25,804	105,287	131,091
Revenue related to transfer of assets from customers		174,406	—	174,406	161,314	—	161,314

	~~W~~	16,183,995	280,075	16,464,070	14,826,196	264,959	15,091,155

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	15,913,850	123,946	16,037,796	14,584,956	116,119	14,701,075
Performance obligations satisfied over time		270,145	156,129	426,274	241,240	148,840	390,080

	~~W~~	16,183,995	280,075	16,464,070	14,826,196	264,959	15,091,155

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

35.	Selling and Administrative Expenses

Selling and administrative expenses for the three-month periods ended March 31, 2022 and 2021 are as follows:

In millions of won	March 31, 2022		March 31, 2021
Salaries	~~W~~	270,859	268,388
Retirement benefit expense		27,081	24,698
Welfare and benefit expense		34,176	31,007
Insurance expense		7,252	4,320
Depreciation		53,092	67,870
Amortization of intangible assets		19,026	23,697
Bad debt expense		8,416	(5,099)
Commission		82,757	78,655
Advertising expense		13,653	6,523
Training expense		1,034	729
Vehicle maintenance expense		2,130	1,960
Publishing expense		880	859
Business development expense		772	706
Rent expense		9,155	6,412
Telecommunication expense		2,166	2,249
Transportation expense		241	182
Taxes and dues		10,102	9,662
Expendable supplies expense		2,532	1,769
Water, light and heating expense		5,146	3,813
Repairs and maintenance expense		21,612	8,481
Ordinary development expense		42,320	47,203
Travel expense		3,707	2,989
Clothing expense		146	892
Survey and analysis expense		214	166
Membership fee		600	481
Others		29,085	25,208

	~~W~~	648,154	613,820

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

36.	Other Income and Expenses

(1)	Other income for the three-month periods ended March 31, 2022 and 2021 are as follows:

In millions of won	March 31, 2022		March 31, 2021
Reversal of other provisions	~~W~~	2,356	2,181
Gains on government grants		75	128
Gains on assets contributed		151	2,905
Gains on liabilities exempted		158	97
Compensation and reparations revenue		15,675	33,664
Revenue from research contracts		1,826	278
Rental income		50,822	50,531
Others		4,225	10,125

	~~W~~	75,288	99,909

(2)	Other expenses for the three-month periods ended March 31, 2022 and 2021 are as follows:

In millions of won	March 31, 2022		March 31, 2021
Compensation and indemnification expense	~~W~~	—	300
Accretion expenses of other provisions		523	364
Depreciation expenses on investment properties		101	362
Depreciation expenses on idle assets		890	976
Other bad debt expense		2,407	3,780
Donations		9,513	6,469
Others		35,810	6,905

	~~W~~	49,244	19,156

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

37.	Other Gains (Losses)

Composition of other gains (losses) for the three-month periods ended March 31, 2022 and 2021 are as follows:

In millions of won	March 31, 2022		March 31, 2021
Other gains
Gains on disposal of property, plant and equipment	~~W~~	7,040	9,146
Gains on foreign currency translation		11,485	9,456
Gains on foreign currency transaction		12,098	7,926
Gains on insurance proceeds		—	154
Others		56,296	61,768

Other losses
Losses on disposal of property, plant and equipment		(29,976)	(8,420)
Losses on disposal of intangible assets		(19)	(37)
Losses on foreign currency translation		(2,847)	(3,615)
Losses on foreign currency transaction		(25,962)	(13,537)
Others		(37,962)	(43,331)

	~~W~~	(9,847)	19,510

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

38.	Finance Income

Finance income for the three-month periods ended March 31, 2022 and 2021 are as follows:

In millions of won	March 31, 2022		March 31, 2021
Interest income	~~W~~	61,269	53,983
Dividends income		8,455	2,363
Gains on disposal of financial assets		940	580
Gains on valuation of financial assets at fair value through profit or loss		1,612	2,047
Gains on valuation of derivatives		144,153	333,164
Gains on transaction of derivatives		36,362	39,675
Gains on foreign currency translation		29,653	72,056
Gains on foreign currency transaction		3,590	4,124
Other finance income		201	863

	~~W~~	286,235	508,855

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

39.	Finance Expenses

Finance expenses for the three-month periods ended March 31, 2022 and 2021 are as follows:

In millions of won	March 31, 2022		March 31, 2021
Interest expense	~~W~~	563,911	462,813
Losses on sale of financial assets		234	84
Losses on valuation of financial assets at fair value through profit or loss		11,138	2,059
Losses on valuation of derivatives		24,576	19,707
Losses on transaction of derivatives		11,547	15,512
Losses on foreign currency translation		305,863	530,132
Losses on foreign currency transaction		10,064	13,400
Losses on repayment of financial liabilities		15	—
Others		816	1,149

	~~W~~	928,164	1,044,856

Capitalization rates for the three-month periods ended March 31, 2022 and 2021 are 2.10%~2.88% and 2.24%~4.36%, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

40.	Income Taxes

Income tax expense is calculated by adjusting adjustments recognized in the current period, changes in deferred tax assets and liabilities resulting from temporary differences, and income tax expense related to items recognized as other than profit or loss. The Group did not calculate the average effective tax rate for the current period because income tax benefit occurred, and the average effective tax rate for the previous period is 64.64%.

41.	Assets Held-for-Sale

Assets held-for-sale as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Land(*)	~~W~~	2,907	2,907
Buildings(*)		12,971	12,971
Structures(*)		1	1

	~~W~~	15,879	15,879

(*)

The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Group, made a resolution to sell its old office building in Yongin-si, Gyeonggi-do during the year ended December 31, 2021, and reclassified the buildings, structures, and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

42.	Expenses Classified by Nature

Expenses classified by nature for the three-month periods ended March 31, 2022 and 2021 are as follows:

In millions of won	March 31, 2022
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	7,538,684	7,538,684
Salaries		270,859	1,050,239	1,321,098
Retirement benefit expense		27,081	124,896	151,977
Welfare and benefit expense		34,176	126,283	160,459
Insurance expense		7,252	26,967	34,219
Depreciation		53,092	3,033,658	3,086,750
Amortization of intangible assets		19,026	16,248	35,274
Bad debt expense		8,416	—	8,416
Commission		82,757	77,726	160,483
Advertising expense		13,653	1,560	15,213
Training expense		1,034	1,740	2,774
Vehicle maintenance expense		2,130	2,217	4,347
Publishing expense		880	694	1,574
Business promotion expense		772	833	1,605
Rent expense		9,155	19,967	29,122
Telecommunication expense		2,166	2,385	4,551
Transportation expense		241	15,780	16,021
Taxes and dues		10,102	94,653	104,755
Expendable supplies expense		2,532	10,505	13,037
Water, light and heating expense		5,146	17,507	22,653
Repairs and maintenance expense		21,612	503,380	524,992
Ordinary development expense		42,320	104,406	146,726
Travel expense		3,707	17,770	21,477
Clothing expense		146	501	647
Survey and analysis expense		214	876	1,090
Membership fee		600	6,319	6,919
Power purchase		—	10,582,680	10,582,680
Others		29,085	224,364	253,449

	~~W~~	648,154	23,602,838	24,250,992

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

42.	Expenses Classified by Nature, Continued

Expenses classified by nature for the three-month periods ended March 31, 2022 and 2021 are as follows, continued:

In millions of won	March 31, 2021
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	3,702,275	3,702,275
Salaries		268,388	1,028,432	1,296,820
Retirement benefit expense		24,698	118,262	142,960
Welfare and benefit expense		31,007	118,858	149,865
Insurance expense		4,320	25,768	30,088
Depreciation		67,870	2,833,435	2,901,305
Amortization of intangible assets		23,697	19,780	43,477
Bad debt expense		(5,099)	—	(5,099)
Commission		78,655	58,828	137,483
Advertising expense		6,523	1,208	7,731
Training expense		729	1,545	2,274
Vehicle maintenance expense		1,960	1,768	3,728
Publishing expense		859	682	1,541
Business promotion expense		706	814	1,520
Rent expense		6,412	25,737	32,149
Telecommunication expense		2,249	2,788	5,037
Transportation expense		182	5,975	6,157
Taxes and dues		9,662	91,704	101,366
Expendable supplies expense		1,769	9,225	10,994
Water, light and heating expense		3,813	10,278	14,091
Repairs and maintenance expense		8,481	475,216	483,697
Ordinary development expense		47,203	104,547	151,750
Travel expense		2,989	16,899	19,888
Clothing expense		892	1,760	2,652
Survey and analysis expense		166	722	888
Membership fee		481	5,296	5,777
Power purchase		—	4,998,938	4,998,938
Others		25,208	250,966	276,174

	~~W~~	613,820	13,911,706	14,525,526

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

43.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the three-month periods ended March 31, 2022 and 2021 are as follows:

In won
Type	March 31, 2022		March 31, 2021
Basic earnings (loss) per share	~~W~~	(9,273)	124

(2)

Profit (loss) for the years and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the three-month periods ended March 31, 2022 and 2021 are as follows:

In millions of won except number of shares
Type	March 31, 2022		March 31, 2021
Profit (loss) attributable to controlling interest	~~W~~	(5,952,856)	79,698
Profit (loss) used in the calculation of total basic earnings per share		(5,952,856)	79,698
Weighted average number of common shares		641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic earnings (loss) per share for the three-month periods ended March 31, 2022 and 2021 are as follows:

In number of shares
Type	March 31, 2022	March 31, 2021
The number of common shares issued at beginning of the year	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077

There are no potential dilutive instruments and diluted earnings (loss) per share are same as basic earnings (loss) per share for the three-month periods ended March 31, 2022 and 2021.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

44.	Risk Management

(1)	Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt (offset by cash and cash equivalents) and equity. The Group’s overall capital risk management strategy remains consistent with the prior year.

Details of the Group’s capital management accounts as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Total borrowings and debt securities	~~W~~	89,428,600	80,529,513
Cash and cash equivalents		3,415,562	2,635,238

Net borrowings and debt securities		86,013,038	77,894,275

Total equity		59,745,204	65,311,849

Debt to equity ratio		143.97%	119.27%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), and credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them is considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022		December 31, 2021
Cash and cash equivalents	~~W~~	3,415,562	2,635,238
Financial assets at fair value through profit or loss (*1)		2,283,067	932,736
Derivative assets (trading)		478,629	443,027
Financial assets at fair value through other comprehensive income (debt securities)		491	491
Financial assets at amortized cost		25,557	25,273
Loans		967,483	909,071
Long-term/short-term financial instruments		1,873,198	1,728,508
Derivative assets (applying hedge accounting)		195,364	204,756
Trade and other receivables		9,521,308	10,029,276
Financial guarantee contracts (*2)		3,806,531	3,718,015

(*1)	Equity investments held by the Group are excluded.
(*2)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1%p increase and decrease movements in the actuarial valuation assumptions as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won		March 31, 2022			December 31, 2021
Type	Accounts	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	429,663	(374,565)	466,832	(407,554)
Discount rate	Increase (decrease) in defined benefit obligation		(377,686)	445,538	(422,290)	499,571

Changes of employee benefits assuming a 1%p increase and decrease movements in discount rate on plan asset for the three-month periods ended March 31, 2022 and 2021 are ~~W~~6,971 million and ~~W~~6,492 million, respectively.

②	Provisions

Changes in provisions due to movements in underlying assumptions as of March 31, 2022 and December 31, 2021 are as follows:

Type	Accounts	March 31, 2022	December 31, 2021
PCBs	Inflation rate	1.37%	1.37%
	Discount rate	1.88%	1.88%
Nuclear plants	Inflation rate	1.41%	1.41%
	Discount rate	2.20%	2.20%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1%p increase and decrease movements in the underlying assumptions as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won		March 31, 2022			December 31, 2021
Type	Accounts	0.1%p Increase		0.1%p Decrease	0.1%p Increase	0.1%p Decrease
Discount rate	PCBs	~~W~~	(66)	329	(222)	223
	Nuclear plants		(366,818)	378,179	(369,540)	381,026
	Spent fuel		(51,497)	53,507	(51,430)	53,438
Inflation rate	PCBs		330	(67)	224	(224)
	Nuclear plants		405,621	(393,891)	403,420	(391,754)
	Spent fuel		54,281	(52,313)	54,210	(52,245)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of March 31, 2022 and December 31, 2021 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
AED	11,455	6,481	29,236	31,637
AUD	4,448	3,733	738,369	926,960
BDT	56,308	50,145	—	577
BWP	922	939	—	—
CAD	515	582	5	2,266
CHF	—	—	500,252	500,230
CZK	—	—	346	386
EGP	—	—	1,664	595
EUR	6,053	1,809	162,190	42,981
GBP	—	—	22	—
HKD	—	—	1,651,853	1,651,665
IDR	479,919	768,731	943,695	995,510
INR	1,884,441	1,715,900	413,473	342,833
JOD	1,792	1,852	304	118
JPY	559,985	697,747	10,005	153,383
KZT	1,510	1,510	—	—
MGA	6,335,608	4,262,857	549,063	475,807
MMK	210,335	210,335	—	—
MYR	1,964	1,964	—	—
PHP	176,128	164,167	34,059	104,245
PKR	443,892	200,844	62,642	74,423
RUB	—	—	4,373	—
SAR	1,517	2,615	—	—
SEK	—	—	2,106	449,167
THB	—	—	2,009	—
USD	1,500,193	1,381,441	12,026,318	12,023,085
UYU	93,184	90,930	3,308	3,097
VND	1,376,042	952,135	218,219	262,372
ZAR	70,142	31,971	1,789	—

A sensitivity analysis on the Group’s income for the years assuming a 10% increase and decrease in currency exchange rates as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022			December 31, 2021
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(1,449,123)	1,449,123	(1,439,185)	1,439,185
Increase (decrease) of equity (*)		(1,449,123)	1,449,123	(1,439,185)	1,439,185

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of March 31, 2022 and December 31, 2021.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into currency forward agreements.

There is an economic relationship between the hedged item and the hedging instrument as the terms of cross-currency swap agreement is consistent with the terms of expected transaction (repayment of foreign debt securities and others). The hedging ratio is 1:1 as the risk of cross-currency swap agreement matches the hedged instrument. As of March 31, 2022, the hedging instrument (cross-currency swap) hedges the risk of the hedged item(repayment of foreign debt securities and others).

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1%p increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won
Type	March 31, 2022		December 31, 2021
Short-term borrowings	~~W~~	382,798	391,897
Long-term borrowings		2,807,052	2,405,244
Debt securities		272,703	257,667

	~~W~~	3,462,553	3,054,808

A sensitivity analysis on the Group’s borrowings and debt securities assuming a 1%p increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	March 31, 2022			December 31, 2021
Type	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Increase (decrease) of profit before income tax	~~W~~	(8,656)	8,656	(30,548)	30,548
Increase (decrease) of shareholder’s equity (*)		(8,656)	8,656	(30,548)	30,548

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. To manage this, the Group enters into interest rate swaps, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. The above analysis measures the interest rate risk before reflecting the hedge effect by related derivatives.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

③	Electricity rates risk

The Group is exposed to electricity rates risk due to changes in government regulations and policies on national power supply schemes and electricity billing rates, in consideration of the national economy.

A sensitivity analysis on the Group’s income for the period assuming a 1% increase and decrease in price of electricity for the three-month periods ended March 31, 2022 and 2021 is as follows:

In millions of won	March 31, 2022			March 31, 2021
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	153,784	(153,784)	142,777	(142,777)
Increase (decrease) of shareholder’s equity (*)		153,784	(153,784)	142,777	(142,777)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

The expected maturities for non-derivative financial liabilities as of March 31, 2022 and December 31, 2021 in detail are as follows:

In millions of won	March 31, 2022
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	19,985,849	11,870,480	33,639,335	38,364,953	103,860,617
Lease liabilities		667,538	645,947	1,486,457	2,102,662	4,902,604
Trade and other payables		8,647,035	402,173	932,668	932,269	10,914,145
Financial guarantee contracts (*)		365,355	—	3,265,717	175,459	3,806,531

	~~W~~	29,665,777	12,918,600	39,324,177	41,575,343	123,483,897

In millions of won	December 31, 2021
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	15,833,589	11,229,657	28,663,693	36,223,543	91,950,482
Lease liabilities		620,121	636,724	1,521,421	2,150,722	4,928,988
Trade and other payables		7,569,869	777,017	725,231	667,304	9,739,421
Financial guarantee contracts (*)		435,729	—	3,105,599	176,687	3,718,015

	~~W~~	24,459,308	12,643,398	34,015,944	39,218,256	110,336,906

(*)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of March 31, 2022 and December 31, 2021 are ~~W~~78,241 million and ~~W~~ 80,841 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

The following table shows the details of maturities of non-derivative financial liabilities as of March 31, 2022 and December 31, 2021. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

The expected maturities for non-derivative financial assets as of March 31, 2022 and December 31, 2021 in detail are as follows:

In millions of won	March 31, 2022
Type	Less than 1 year		1~5 Years	More than 5 years	Other(*)	Total
Cash and cash equivalents	~~W~~	3,415,562	—	—	—	3,415,562
Financial assets at fair value through other comprehensive income		—	—	—	494,097	494,097
Financial assets at amortized cost		15,562	2,094	7,901	—	25,557
Loans		91,947	446,735	460,708	—	999,390
Long-term/short-term financial instruments		1,396,182	—	23	476,993	1,873,198
Financial assets at fair value through profit or loss		1,717,512	476	3,140	660,112	2,381,240
Trade and other receivables		7,575,206	1,258,288	697,250	—	9,530,744

	~~W~~	14,211,971	1,707,593	1,169,022	1,631,202	18,719,788

In millions of won	December 31, 2021
Type	Less than 1 year		1~5 Years	More than 5 years	Other(*)	Total
Cash and cash equivalents	~~W~~	2,635,238	—	—	—	2,635,238
Financial assets at fair value through other comprehensive income		—	—	—	435,107	435,107
Financial assets at amortized cost		15,422	9,840	11	—	25,273
Loans		88,396	443,146	407,584	—	939,126
Long-term/short-term financial instruments		1,278,014	171,636	286	278,572	1,728,508
Financial assets at fair value through profit or loss		360,833	346	3,130	668,555	1,032,864
Trade and other receivables		8,123,455	1,233,703	679,048	—	10,036,206

	~~W~~	12,501,358	1,858,671	1,090,059	1,382,234	16,832,322

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods which from reporting date to maturity dates as per the contracts as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(10,190)	(1,320)	(15,683)	(754)	(27,947)
- Hedging		(284)	(284)	(853)	(17,216)	(18,637)

	~~W~~	(10,474)	(1,604)	(16,536)	(17,970)	(46,584)

In millions of won	December 31, 2021
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(6,628)	(4,954)	(33,635)	(2,291)	(47,508)
- Hedging		(2,555)	(638)	(1,914)	(23,704)	(28,811)

	~~W~~	(9,183)	(5,592)	(35,549)	(25,995)	(76,319)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e., FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

For trade receivables and payables, the Group considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cash flows based on current market interest rates applied to similar financial instruments.

(i)	Fair value and book value of financial assets and liabilities as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022			December 31, 2021
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	494,097	494,097	435,107	435,107
Derivative assets (trading)		478,629	478,629	443,027	443,027
Derivative assets (applying hedge accounting)		195,364	195,364	204,756	204,756
Financial assets at fair value through profit or loss		2,381,240	2,381,240	1,032,864	1,032,864

	~~W~~	3,549,330	3,549,330	2,115,754	2,115,754

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	25,557	25,557	25,273	25,273
Loans and receivables		967,483	967,483	909,071	909,071
Trade and other receivables		9,521,308	9,521,308	10,029,276	10,029,276
Long-term financial instruments		477,016	477,016	450,494	450,494
Short-term financial instruments		1,396,182	1,396,182	1,278,014	1,278,014
Cash and cash equivalents		3,415,562	3,415,562	2,635,238	2,635,238

	~~W~~	15,803,108	15,803,108	15,327,366	15,327,366

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	55,055	55,055	56,256	56,256
Derivative liabilities (applying hedge accounting)		18,638	18,638	21,775	21,775

	~~W~~	73,693	73,693	78,031	78,031

Liabilities carried at amortized cost
Secured borrowings	~~W~~	116,689	116,689	176,358	176,358
Unsecured bond		79,549,971	75,246,625	73,881,671	69,803,043
Lease liabilities		4,350,215	4,350,215	4,410,503	4,410,503
Unsecured borrowings		9,761,940	9,854,180	6,471,484	5,938,613
Trade and other payables (*)		10,914,145	10,914,145	9,739,421	9,739,421

	~~W~~	104,692,960	100,481,854	94,679,437	90,067,938

(*)	Excludes lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of March 31, 2022 and December 31, 2021 are as follows:

Type	March 31, 2022	December 31, 2021
Derivatives	(-) 0.38% ~ 4.54%	(-) 0.63% ~ 3.88%
Borrowings and debt securities	0.32% ~ 4.27%	(-) 0.30% ~ 4.38%
Leases	0.00% ~ 16.93%	0.00% ~ 16.83%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	308,871	—	185,226	494,097
Derivative assets		—	673,993	—	673,993
Financial assets at fair value through profit or loss		—	2,375,321	5,919	2,381,240

	~~W~~	308,871	3,049,314	191,145	3,549,330

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	73,693	—	73,693

In millions of won	December 31, 2021
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	273,826	—	161,281	435,107
Derivative assets		—	647,783	—	647,783
Financial assets at fair value through profit or loss		—	1,027,067	5,797	1,032,864

	~~W~~	273,826	1,674,850	167,078	2,115,754

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	78,031	—	78,031

The fair value of financial assets (FVTPL and FVOCI) publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted financial assets (FVTPL and FVOCI) is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of financial assets and liabilities which are classified as level 3 for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	March 31, 2022
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	5,797	—	—	122	—	—	5,919
Financial assets at fair value through other comprehensive income
Unlisted securities		160,789	23,620	—	(318)	—	644	184,735
Debt securities		491	—	—	—	—	—	491

In millions of won	December 31, 2021
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	5,692	—	—	105	—	—	5,797
Financial assets at fair value through other comprehensive income
Unlisted securities		163,889	8,929	—	(12,335)	(13)	320	160,790
Debt securities		—	500	—	—	—	(9)	491

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

45.	Service Concession Arrangements

(1)	Gas Complex - Thermal Power Plant at Ilijan, Philippines (BOT)

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Group can collect the electricity rates which are composed of fixed costs and variable costs during the concession period from 2002 to 2022 after building, rehabilitating, and operating the power plant.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Group has an obligation to transfer its ownership of the power plant to NPC.

(iii)	The Group’s expected future collections of service concession arrangements as of March 31, 2022 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	21,079

(2)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Group provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period after building, rehabilitating, and operating the power plant for approximately 30 years (2018~2048) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Group.

(iii)	The Group’s expected future collections of service concession arrangements as of March 31, 2022 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	30,218
1 ~ 2 years		30,358
2 ~ 3 years		30,289
Over 3 years		544,495

	~~W~~	635,360

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

46.	Related Parties

(1)	Related parties of the Group as of March 31, 2022 are as follows:

Type	Related party
Parent	Republic of Korea government
Subsidiaries (152 subsidiaries)

Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, EWP Renewable Corporation, Hee Mang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Chitose Solar Power Plant LLC., KEPCO Solar Co., Ltd., KEPCO Energy Solution Co., Ltd., KOSPO Power Services Ltda., KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Alamosa LLC, KEPCO Solar of Alamosa LLC, KEPCO Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., Nambu USA LLC, Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., KEPCO Mangilao America LLC, Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC, TS Energy No. 25 Co., Ltd., KPS Partners Co., Ltd., KEPCO E&C Service Co., Ltd., Moha solar Co., Ltd., KHNP USA LLC, KOMIPO Vanphong Power Service LLC, Ogiri Solar Power Co., Ltd., BSK E-New Industry Fund X, Energy Innovation Fund I, KHNP Chile SpA, Yeong Yang Apollon Photovoltaic Co., Ltd., Yeong Yang Corporation Co., Ltd., SolarVader Co., Ltd., Yeong Yang Innovation Co., Ltd., Yeong Yang Horus Photovoltaic Co., Ltd., Yeong Yang Solar Management Co., Ltd., LSG Hydro Power Limited, KOEN Bio Co., Ltd., KOMIPO Energy Solution America, LLC, Elara Investment Holdings, LLC, Elara Equity Holdings, LLC, Elara Class B Holdings, LLC, Elara Class B Member, LLC, Elara Development Holdings, LLC, KOMIPO Development, LLC (formerly, Elara Development, LLC), Elara Energy Holdings, LLC, Elara Energy Project, LLC, KOMIPO Iberian Solar Group, S.L.U., KOWEPO Europe B.V., CVS Equity Holdings, LLC, CVS Class B Holdings, LLC, CVS Development Holdings, LLC, CVS Development, LLC, CVS Class B Member, LLC, CVS Energy Holdings, LLC, Concho Valley Energy, LLC, Concho Valley Solar, LLC, Jeongam Wind Power Co., Ltd., Yeongdeok Sunrise Wind Power Co., Ltd., KHNP Spain, S.L.

Associates (92 associates)

Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Taebaek Wind Power Co., Ltd., Taebaek Guinemi Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd., Korea Electric Vehicle Charging Service, Hansuwon KNP Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., Yaksu ESS Co., Ltd., PND Solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., Structure test network Co., Ltd., Namjeongsusang Solar Power Operation Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., KPGE Inc., Gwangbaek Solar Power Investment Co., Ltd., Go deok Clean Energy Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Goesan Solar park Co., Ltd., Saemangeum Heemang Photovoltaic Co., Ltd., Bitgoel Eco Energy Co., Ltd., Jeju Gimnyeong Wind Power Co., Ltd., Seoroseoro Sunny Power Plant Co., Ltd., Muan Solar Park Co., Ltd., YuDang Solar Co., Ltd., Anjwa Smart Farm & Solar City Co., Ltd., Daewon Green Energy Co., Ltd., G.GURU Co., Ltd., UD4M Co., Ltd., Dongbu Highway Solar Co., Ltd., Seobu Highway Solar Co., Ltd., Korea Energy Data Co., Ltd., Gangneung Sacheon Fuel Cell Co., Ltd., Kosture Co., Ltd., Digital Innovation Growth Fund, Taebaek Gadeoksan Wind Power Co., Ltd., Chuncheon Green Energy Co., Ltd., Yeomsubong Wind Power Co., Ltd., Yeongyang Wind Power Corporation II, Haeparang Energy Co., Ltd., Saemangeum Sebit Power Plant Co., Ltd., Boulder Solar III, LLC, PlatformN. Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(1)	Related parties of the Group as of March 31, 2022 are as follows, continued:

Type	Related party
Joint ventures (96 joint ventures)

Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Chile Solar JV SpA, Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., DE Energia SpA, Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., Horus Solar, S.A. de C.V., Recursos Solares PV de Mexico II, S.A. de C.V., Sunmex Renovables, S.A. de C.V., Stavro Holding II AB, Solaseado Solar Power Co., Ltd., Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Pulau Indah Power Plant Sdn. Bhd., Sam-Yang Photovoltaic Power Co., Ltd., NH-Amundi Global Infrastructure Investment Private Investment Trust 21, Shin-han BNPP Private Investment Trust for East-West Sunlight Dream, PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., Dayone Energy Co., Ltd., OneEnergy Asia Limited, KAS Investment I LLC, KAS Investment II LLC, Energyco Co., Ltd., CAES, LLC, Hapcheon Floating Photovoltaic Power Plant Inc., Busan Industrial Solar Power Co., Ltd., Bitsolar Energy Co., Ltd., Naepo Green Energy Co., Ltd., Pulau Indah O&M Sdn. Bhd., Guadalupe Solar SpA, Omisan Wind Power Co., Ltd., Foresight Iberian Solar Group Holding, S.L., Yeongwol Eco Wind Co., Ltd., Gurae Resident Power Co., Ltd., Cheongju Eco Park Co., Ltd., Prime Swedish Holding AB, Enel X Midland Photovoltaic, LLC, Geumsungsan Wind Power Co., Ltd., KEPCO KPS CARABAO Corp., Goheung New Energy Co., Ltd., Gunsan Land Solar Co., Ltd., CapMan Lynx SCA, SICAR, International Offshore Power Transmission Holding Company Limited

Other	Korea Development Bank

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(2)	Transactions between the Group and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	Related party transactions for the three-month periods ended March 31, 2022 and 2021 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	March 31, 2022		March 31, 2021
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	80,520	28,412
GS Donghae Electric Power Co., Ltd.	Electricity sales		1,006	1,457
Dongducheon Dream Power Co., Ltd.	Electricity sales		2,513	1,994
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		7,224	7,589
Hyundai Green Power Co., Ltd.	Electricity sales and design service		4,633	9,513
S-Power Co., Ltd.	Service		1,066	1,199
Korea Electric Power Industrial Development Co., Ltd.	Service		3,735	4,166
Korea Power Exchange	Service		2,489	3,065
Daeryun Power Co., Ltd.	Electricity sales		462	534
Goseong Green Power Co., Ltd.	Electricity sales		203,852	50,474
Gangwon Wind Power Co., Ltd.	Electricity sales		1,447	1,730
PT. Cirebon Electric Power	Others		1,268	9,136
Busan Green Energy Co., Ltd.	Electricity sales		4	16
Hyundai Eco Energy Co., Ltd.	Electricity sales		49	43
Samcheok Eco Materials Co., Ltd.	Electricity sales		151	142
Noeul Green Energy Co., Ltd.	Electricity sales		8	8
Gangneung Eco Power Co., Ltd.	Service		3,393	3,453
Others (YeongGwang Yaksu Wind Electric Co., Ltd. and 39 others)	Electricity sales		10,141	4,263

<Joint ventures>
Barakah One Company	Electricity sales		77,373	81,641
Chun-cheon Energy Co., Ltd.	Electricity sales		731	481
KAPES, Inc.	Others		14	93
Daegu Green Power Co., Ltd.	Electricity sales		245	263
Daesan Green Energy Co., Ltd.	Electricity sales		34	33
Nawah Energy Company	Service		17,019	22,243
KEPCO SPC Power Corporation	Others		345	319
Amman Asia Electric Power Company	Others		5,121	3,056
Seokmun Energy Co., Ltd.	Service		324	325
Yeongam Solar Power Co., Ltd.	Electricity sales		93	88
Solaseado Solar Power Co., Ltd.	Electricity sales		425	—
Yeonggwang Wind Power Co., Ltd.	Electricity sales		269	251
Rabigh Electricity Company	Service		237	191
Kelar S.A.	Service		6,238	3,821
Cheongna Energy Co., Ltd.	Electricity sales		15,642	6,722
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		464	450
Others (Busan Shinho Solar Power Co., Ltd. and 42 others)	Electricity sales		19,026	11,601

<Others>
Korea Development Bank	Electricity sales		940	940
	Interest income		544	379

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the three-month periods ended March 31, 2022 and 2021 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	March 31, 2022		March 31, 2021
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	2,896,582	1,197,960
GS Donghae Electric Power Co., Ltd.	Electricity sales		276,985	173,804
Dongducheon Dream Power Co., Ltd.	Electricity sales		488,991	178,080
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		235,559	161,083
S-Power Co., Ltd.	Service		334,487	136,267
Korea Electric Power Industrial Development Co., Ltd.	Service		56,693	54,220
Korea Power Exchange	Service		25,933	22,762
Daeryun Power Co., Ltd.	Electricity sales		124,627	42,189
Goseong Green Power Co., Ltd.	Electricity sales		465,817	48,491
Gangwon Wind Power Co., Ltd.	Electricity sales		12,248	5,276
Busan Green Energy Co., Ltd.	Electricity sales		2,575	1,819
Hyundai Eco Energy Co., Ltd.	Electricity sales		9,753	4,048
PT. Bayan Resources TBK	Others		24,600	—
Samcheok Eco Materials Co., Ltd.	Electricity sales		4,243	2,467
Noeul Green Energy Co., Ltd.	Electricity sales		2,415	989
Others (YeongGwang Yaksu Wind Electric Co., Ltd. and 39 others)	Electricity sales		55,960	45,503

<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales		147,445	76,385
KAPES, Inc.	Others		252	282
Daegu Green Power Co., Ltd.	Electricity sales		137,979	67,505
Daesan Green Energy Co., Ltd.	Electricity sales		21,504	31,101
Seokmun Energy Co., Ltd.	Service		16,515	10,092
Yeongam Solar Power Co., Ltd.	Electricity sales		15,485	1,404
Solaseado Solar Power Co., Ltd.	Electricity sales		8,170	8,201
Yeonggwang Wind Power Co., Ltd.	Electricity sales		10,900	6,491
Cheongna Energy Co., Ltd.	Electricity sales		63	62
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		4,979	3,931
Others (Busan Shinho Solar Power Co., Ltd. and 42 others)	Electricity sales		46,824	11,241

<Others>
Korea Development Bank	Interest expenses		1,070	720

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won		Receivables			Payables
Company name	Type	March 31, 2022		December 31, 2021	March 31, 2022	December 31, 2021
<Associates>
Korea Gas Corporation	Trade receivables	~~W~~	242,725	10,015	—	—
	Non-trade receivables and others		51,594	187	—	—
	Trade payables		—	—	1,349,571	800,509
	Non-trade payables and others		—	—	891	759
Goseong Green Power Co., Ltd.	Trade receivables		817	495	—	—
	Non-trade receivables and others		77,084	76,855	—	—
	Trade payables		—	—	56,029	218,627
	Non-trade payables and others		—	—	134	59,987
Dongducheon Dream Power Co., Ltd.	Trade receivables		629	6,282	—	—
	Non-trade receivables and others		270	493	—	—
	Trade payables		—	—	210,117	114,613
	Non-trade payables and others		—	—	4,080	—
GS Donghae Electric Power Co., Ltd.	Trade receivables		161	383	—	—
	Non-trade receivables and others		224	272	—	—
	Trade payables		—	—	120,823	113,529
	Non-trade payables and others		—	—	23	17
S-Power Co., Ltd.	Trade receivables		68	82	—	—
	Non-trade receivables and others		44	48	—	—
	Trade payables		—	—	123,321	91,277
	Non-trade payables and others		—	—	19	—
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		1,758	1,788	—	—
	Non-trade receivables and others		3,454	3,116	—	—
	Trade payables		—	—	132,615	79,828
	Non-trade payables and others		—	—	442	99
Daeryun Power Co., Ltd.	Trade receivables		95	213	—	—
	Trade payables		—	—	59,281	21,362
Busan Green Energy Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		16,970	20,658	—	—
	Non-trade payables and others		—	—	3,317	—
Gunsan Bio Energy Co., Ltd.	Non-trade receivables and others		11,728	11,728	—	—
Taebaek Gadeoksan Wind Power Co., Ltd.	Non-trade receivables and others		1,784	119	—	—
	Trade payables		—	—	4,362	8,397
	Non-trade payables and others		—	—	—	1,571
Others (Korea Electric Power Industrial Development Co., Ltd. and 40 others)	Trade receivables		3,341	3,260	—	—
	Non-trade receivables and others		14,573	8,215	—	—
	Trade payables		—	—	16,107	12,321
	Non-trade payables and others		—	—	61,217	9,421

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of March 31, 2022 and December 31, 2021 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	March 31, 2022		December 31, 2021	March 31, 2022	December 31, 2021
<Joint ventures>
Nawah Energy Company	Trade receivables	~~W~~	60,487	73,784	—	—
	Non-trade receivables and others		2,234	4,404	—	—
Chun-cheon Energy Co., Ltd.	Trade receivables		102	126	—	—
	Non-trade receivables and others		—	167	—	—
	Trade payables		—	—	53,655	41,410
Daegu Green Power Co., Ltd.	Trade receivables		46	71	—	—
	Non-trade receivables and others		70	55	—	—
	Trade payables		—	—	49,001	35,766
Dayone Energy Co., Ltd.	Trade receivables		52	52	—	—
	Non-trade receivables and others		10,555	13,297	—	—
	Trade payables		—	—	20,359	1,009
	Non-trade payables and others		—	—	9,119	11,306
Amman Asia Electric Power Company	Trade receivables		2,603	2,515	—	—
	Non-trade payables and others		—	—	21,852	21,976
Kelar S.A.	Trade receivables		3,339	5,195	—	—
	Non-trade receivables and others		17,492	16,126	—	—
Others (Daesan Green Energy Co., Ltd. and 38 others)	Trade receivables		9,392	6,967	—	—
	Non-trade receivables and others		17,652	11,584	—	—
	Trade payables		—	—	37,052	20,802
	Non-trade payables and others		—	—	26,999	2,291
<Others>
Korea Development Bank	Accrued interest income		154	154	—	—
	Non-trade receivables and others		29,560	420,732	—	—
	Non-trade payables and others		—	—	151	21,172
	Derivatives		138,223	59,139	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	29,481	—	—	585	30,066
	(Allowance for doubtful accounts)		(8,241)	—	—	(776)	(9,017)
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		21,456	—	—	458	21,914
Associates	PT Wampu Electric Power		13,000	231	—	279	13,510
Associates	Gunsan Bio Energy Co., Ltd.		12,396	—	—	—	12,396
	(Allowance for doubtful accounts)		(12,396)	—	—	—	(12,396)
Associates	Bigeum Resident Photovoltaic Power Co., Ltd.		11,212	—	—	—	11,212
Associates	Daejung Offshore Wind Power Co., Ltd.		1,000	—	—	—	1,000
Associates	Bitgoel Eco Energy Co., Ltd.		19,349	1,247	—	—	20,596
Associates	Saemangeum Sebit Power Plant Co., Ltd		—	7,249	—	—	7,249
Joint ventures	Solaseado Solar Power Co., Ltd.		35,000	—	—	—	35,000
Joint ventures	Recursos Solares PV de Mexico II, S.A. de C.V.		6,134	707	—	130	6,971
Joint ventures	Horus Solar, S.A. de C.V.		16,514	—	—	352	16,866
Joint ventures	Sunmex Renovables, S.A. de C.V.		13,571	—	—	290	13,861
Joint ventures	Kelar S.A.		43,167	—	—	921	44,088
Joint ventures	DE Energia SpA		6,791	—	—	145	6,936
Joint ventures	Daehan Wind Power PSC		13,674	—	—	292	13,966
Joint ventures	PT. Tanjung Power Indonesia		1,090	—	—	24	1,114
Joint ventures	Bitsolar Energy Co., Ltd.		3,165	—	—	—	3,165
Joint ventures	Pulau Indah Power Plant Sdn. Bhd.		—	1,732	—	(5)	1,727
Joint ventures	Guadalupe Solar SpA		3,360	—	(104)	69	3,325
Joint ventures	Foresight Iberian Solar Group Holding, S.L.		59,333	1,046	—	388	60,767
Joint ventures	Capman Lynx SCA, SICAR		29,770	—	—	610	30,380

		~~W~~	318,826	12,212	(104)	3,762	334,696

(6)	Borrowings arising from related party transactions as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won
Related parties	Type	December 31, 2021		Borrowings	Repayment	Others	March 31, 2022
Korea Development Bank	Facility	~~W~~	98,020	1,747	(2,738)	1,046	98,075
	Others		2,509	—	(94)	—	2,415
	Operating funds		184,300	100,000	(200,000)	—	84,300
	Syndicated Loan		14,530	—	(975)	(488)	13,067
	EBL and others		53,965	—	—	1,152	55,117

		~~W~~	353,324	101,747	(203,807)	1,710	252,974

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of March 31, 2022 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Creditor
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD	11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD	1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees	USD	70,000	SMBC Ho Chi Minh and others
		Debt guarantees	USD	285,000	SMBC Singapore
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD	1,223,355	Export-Import Bank of Korea and others
		Performance guarantees and others	USD	4,349,360
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees (*10)	USD	222,077	EFS Renewables Holdings, LLC, CA-CIB and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD	106,873	EFS Renewables Holdings, LLC
Korea Electric Power Corporation	RE Barren Ridge 1 Holdings LLC	Performance guarantees (*10)	USD	68,838	Firstar Development, LLC
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR	1,215	Hana Bank
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD	100,000	ING Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Performance guarantees	USD	16,800	Shinhan Bank
Korea Electric Power Corporation	Horus Solar, S.A. de C.V.	Other performance guarantees	MXN	16,413	CENACE and others
Korea Electric Power Corporation	Recursos Solares PV de Mexico II, S.A. de C.V.	Other performance guarantees	MXN	1,518	SEMARNAT
Korea Electric Power Corporation	Sunmex Renovables, S.A. de C.V.	Other performance guarantees	USD	9,078	CENACE
Korea Electric Power Corporation			MXN	3,666	SEMARNAT
Korea Electric Power Corporation	Pulau Indah Power Plant Sdn. Bhd.	Collateralized money invested	KRW	13,210	Malaysian Trustee Berhad
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	12,168	Kookmin Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD	2,500	Krung Thai Bank
		Collateralized money invested	KRW	96,255
		Impounding bonus guarantees	USD	5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR	11,200	National Bank of Kuwait
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW	2,217	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*5)	KRW	46,957	Kookmin Bank and others
		Debt guarantees	KRW	20,300	BNK Securities
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW	2,671	Woori Bank
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	225	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW	100,940	Kookmin Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW	3,104	Nonghyup Bank
Korea Western Power Co., Ltd.	Sam-Yang Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	5,243	Korea Development Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	Muan Solar Park Co., Ltd.	Collateralized money invested	KRW	6,176	IBK and others
Korea Western Power Co., Ltd.	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW	6,991	Hana Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of March 31, 2022 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Creditor
Korea Western Power Co., Ltd.	Seoroseoro Sunny Power Plant Co., Ltd.	Collateralized money invested	KRW	797	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	YuDang Solar Co., Ltd.	Collateralized money invested	KRW	463	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	Hapcheon Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW	6,698	Nonghyup Bank and others
Korea Western Power Co., Ltd.	Yeongwol Eco Wind Co., Ltd.	Collateralized money invested	KRW	3,190	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
		Collateralized money invested	KRW	395	Hana Bank and others
Korea Western Power Co., Ltd.	Gurae Resident Power Co., Ltd.	Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	Gunsan Land Solar Co., Ltd.	Collateralized money invested	KRW	20,712	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW	5,659	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW	15,123	Kookmin Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW	28,295	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW	90,800
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW	4,310	Shinhan Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW	248,661	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW	2,978	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW	19,923	KDB Capital Corporation and others
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW	18,754	IBK
		Guarantees for supplemental funding (*1)	KRW	18,989
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW	14,498	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Other guarantees	USD	3,150	PT. Adaro Indonesia
		Guarantees for supplemental funding (*1)		—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW	84,185	MUFG and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees	USD	14,400	Credit Agricole Corporate & Investment Bank Seoul
		Collateralized money invested	KRW	39,041	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	DE Energia SpA	Collateralized money invested	KRW	9,111	Mirae Asset Daewoo Co., Ltd. and others
		Collateralized loans	USD	5,728
		Payment guarantees (*8)	USD	950	Hana Bank
Korea East-West Power Co., Ltd.	Bitsolar Energy Co., Ltd.	Collateralized money invested	KRW	352	Mirae Asset Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Cheongju Eco Park Co., Ltd.	Collateralized money invested	KRW	8,249	Kyobo Life Insurance Co., Ltd. and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Busan Industrial Solar Power Co., Ltd.	Collateralized money invested	KRW	884	Shinhan Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Yangyang Wind Power Co., Ltd.	Collateralized money invested	KRW	11,147	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
		Collateralized money invested	KRW	3,520	Hana Bank and others
Korea East-West Power Co., Ltd.	Daewon Green Energy Co., Ltd.	Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Goheung New Energy Co., Ltd.	Collateralized money invested	KRW	3,839	Woori Bank and others
		Guarantees for supplemental funding (*1)		—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of March 31, 2022 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Creditor
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW	2,341	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW	25,627	Korea Development Bank and others
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	27,288	Shinhan Bank and others
		Performance guarantees		—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD	54,282	Hana Bank, MUFG
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Performance guarantees	USD	1,500	Shinhan Bank
		Payment guarantees (*7)	USD	1,898	Hana Bank
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW	5,945	Woori Bank and Shinhan Bank and others
		Performance guarantees		—
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW	3,637	IBK
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*2)		—	SEM Investment Co., Ltd.
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW	8,399	Kookmin Bank and others
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested (*9)		—	IBK and others
		Guarantees for supplemental funding (*1)	KRW	30,000
		Guarantees for other supplemental funding and performance guarantees (*1)		—
Korea Southern Power Co., Ltd.	Omisan Wind Power Co., Ltd.	Collateralized money invested	KRW	10,578	Shinhan Bank and others
		Guarantees for supplemental funding and performance guarantees (*1)		—
Korea Southern Power Co., Ltd.	Geumsungsan Wind Power Co., Ltd.	Collateralized money invested	KRW	3,906	Kookmin Bank
		Guarantees for supplemental funding (*1)		—
KOSPO Chile SpA	Kelar S.A.	Collateralized money invested	KRW	94,606	Export-Import Bank of Korea and others
KOSPO Chile SpA	Chester Solar I SpA	Collateralized money invested	KRW	1,673	IBK
KOSPO Chile SpA	Chester Solar IV SpA	Collateralized money invested	KRW	585	IBK
KOSPO Chile SpA	Chester Solar V SpA	Collateralized money invested	KRW	214	IBK
KOSPO Chile SpA	Diego de Almagro Solar SpA	Collateralized money invested	KRW	1,036	IBK
KOSPO Chile SpA	Laurel SpA	Collateralized money invested	KRW	886	IBK
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric Co., Ltd.	Collateralized money invested	KRW	367	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW	118,608	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD	6,243	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD	4,401	SMBC
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW	2,250	IBK
		Guarantees for supplemental funding and others (*1)		—	IBK and others
Korea Midland Power Co., Ltd.	Yaksu ESS Co., Ltd.	Collateralized money invested	KRW	690	IBK
Korea Midland Power Co., Ltd.	Namjeongsusang Solar Power Operation Co., Ltd.	Collateralized money invested	KRW	373	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW	4,794	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW	1,561	IBK
Korea Midland Power Co., Ltd.	Goesan Solar park Co., Ltd.	Collateralized money invested	KRW	2,204	IBK
Korea Midland Power Co., Ltd.	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW	4,318	IBK and others
		Guarantees for supplemental funding (*1)		—
Korea Midland Power Co., Ltd.	Energyco Co., Ltd.	Collateralized money invested	KRW	1,602	Nonghyup Bank
Korea Midland Power Co., Ltd.	Jeju Gimnyeong Wind Power Co., Ltd.	Collateralized money invested	KRW	561	Nonghyup Bank
Korea Midland Power Co., Ltd.	Dongbu Highway Solar Co., Ltd.	Collateralized money invested	KRW	270	Nonghyup Bank

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of March 31, 2022 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Creditor
Korea Midland Power Co., Ltd.	Seobu Highway Solar Co., Ltd.	Collateralized money invested	KRW	274	Nonghyup Bank
Korea South-East Power Co., Ltd.	Dayone Energy Co., Ltd.	Collateralized money invested (*3)		—	IBK
		Guarantees for supplemental funding and others (*1,4)	KRW	76,800	NH investment & securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW	16,537	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW	16,979	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding and others	KRW	3,819	Woori Bank
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested	KRW	284,624	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW	2,259	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND Solar Co., Ltd.	Collateralized money invested	KRW	1,037	IBK
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW	5,947	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW	2,274	IBK
Korea South-East Power Co., Ltd.	Chungsongmeon BongSan wind power Co., Ltd.	Collateralized money invested	KRW	3,622	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Yeongam Solar Power Co., Ltd.	Collateralized money invested	KRW	7,287	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested	KRW	3,142	Shinhan Bank and others
Korea South-East Power Co., Ltd.	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested	KRW	10,594	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	KRW	3,366	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW	6,942	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Go deok Clean Energy Co., Ltd.	Collateralized money invested	KRW	4,791	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW	3,667	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gwangyang Green Energy Co., Ltd.	Collateralized money invested	KRW	25,387	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gangneung Sacheon Fuel Cell Co., Ltd.	Collateralized money invested	KRW	5,149	Hana Bank and others
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested (*6)		—	Shinhan Bank
		Guarantees for supplemental funding and others (*1)		—

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)

Controlling and non-controlling common shareholders of Samcheok Eco Materials Co., Ltd. have pre-emption rights, if preferred shareholders intend to sell their shares until December 26, 2023. The promised yield of the preferred stock is guaranteed through the transaction. As of March 31, 2022, the Group has recognized derivative liabilities of ~~W~~6,760 million related to the guarantee. Meanwhile, the Group is under an agreement with Samcheok Eco Materials Co., Ltd. that if a damage incurs related to the fulfillment of obligations pursuant to the mandatory contract of coal ash supply, compensation for the expected amount of the damage should be settled.

(*3)

The Group recognized an impairment loss on all of the equity securities of Dayone Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.

(*4)

Pursuant to the guarantee agreement, the Group recognized other provisions of ~~W~~26,772 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*5)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.
(*6)

The Group recognized an impairment loss on all of the equity securities of Incheon New Power Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~461 million.

(*7)	The Group provided a payment guarantee to Daehan Wind Power PSC for opening L/C for Debt Service Reserve Account (DSRA).
(*8)	This includes a guarantee related to L/C for debt repayment allowance provided to DE Energia SpA, a joint venture of the Group.
(*9)

The Group recognized an impairment loss on all of the equity securities of Naepo Green Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~29,200 million.

(*10)	The credit limits of guarantees to RE Holiday Holdings LLC and RE Barren Ridge 1 Holdings LLC include the credit limits of guarantees to their subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(8)	As of March 31, 2022, there is no financial guarantee provided by related parties.

(9)	Derivatives transactions with related parties as of March 31, 2022 are as follows:

(i)	Currency Swap

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amounts				Contract interest rate per annum		Contract exchange rate
		Pay		Receive		Pay	Receive
Korea Development Bank	2019~2024	~~W~~	177,600	USD	150,000	1.24%	2.50%	~~W~~	1,184.00
	2020~2025		241,320	USD	200,000	0.54%	1.13%		1,206.60
	2021~2026		118,170	USD	100,000	1.11%	1.13%		1,181.70
	2015~2025		111,190	USD	100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD	800,000	2.69%	3.35%		135.75
	2018~2023		170,280	USD	150,000	2.15%	3.75%		1,135.20
	2019~2027		119,978	CHF	100,000	1.43%	0.05%		1,199.78
	2021~2026		111,400	USD	100,000	0.93%	1.25%		1,114.00
	2020~2026		118,910	USD	100,000	0.61%	1.00%		1,189.10
	2021~2026		114,230	USD	100,000	1.27%	1.25%		1,142.30
	2018~2023		320,880	USD	300,000	2.03%	3.75%		1,069.60
	2019~2022		117,340	USD	100,000	1.06%	2.38%		1,173.40
	2017~2022		113,300	USD	100,000	1.94%	2.63%		1,133.00
	2018~2023		169,335	USD	150,000	2.26%	3.88%		1,128.90
	2020~2025		122,780	USD	100,000	0.93%	1.75%		1,227.80

(ii)	Currency forward

In millions of won and thousands of USD except contract exchange rate information
Counterparty	Contract date	Maturity date	Contract amounts				Contract exchange rate
			Pay		Receive
Korea Development Bank	2022.03.11	2022.04.01	~~W~~	12,332	USD	10,000	~~W~~	1,233.20
	2022.03.17	2022.04.13		12,252	USD	10,000		1,225.15
	2022.03.23	2022.04.21		12,135	USD	10,000		1,213.45
	2022.03.29	2022.04.29		12,204	USD	10,000		1,220.40
	2022.03.31	2022.04.29		9,700	USD	8,000		1,212.50

(10)

The Group considers all standing directors of the Board who serve as executive officers responsible for planning, operations and/or control of business activities, as key management personnel, except a standing director who is a member of the Audit Committee. The Group recorded salaries and other compensations related to the key management personnel as follows:

In millions of won
Type	March 31, 2022		March 31, 2021
Salaries	~~W~~	232	189
Retirement benefits		8	8

	~~W~~	240	197

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

47.	Statement of Cash Flows

(1)	Significant non-cash transactions for the three-month periods ended March 31, 2022 and 2021 are as follows:

In millions of won
Transactions	March 31, 2022		March 31, 2021
Transfer from construction-in-progress to other assets	~~W~~	1,458,181	1,867,312
Recognition of asset retirement cost and related provision for decommissioning costs		21,747	39,977
Transfer from provision for disposal of used nuclear fuel to accrued expenses		51,112	84,972
Transfer from long-term borrowings and debt securities to current portion of long-term borrowings and debt securities		10,700,047	10,121,815
Transfer from inventory to stored nuclear fuel		152,111	147,081
Transfer of right-of-use assets due to change in accounting policy and others		24,413	26,619

(2)	Changes in liabilities incurred from financing activities for the three-month periods ended March 31, 2022 and 2021 are as follows:

In millions of won	March 31, 2022
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	80,529,513	8,658,515	—	240,572	89,428,600
Lease liabilities		4,410,503	(158,800)	21,155	77,357	4,350,215

	~~W~~	84,940,016	8,499,715	21,155	317,929	93,778,815

In millions of won	March 31, 2021
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	69,724,581	(556,056)	—	453,532	69,622,057
Lease liabilities		4,621,096	(174,075)	21,077	145,938	4,614,036

	~~W~~	74,345,677	(730,131)	21,077	599,470	74,236,093

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

48.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022			December 31, 2021
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	57,046	13,466	57,046	16,240
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shin-Tangjung)		46,616	34,102	46,616	34,102
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		36,143	20,548	36,143	25,292
Purchase of GIS (362kV, 6300A, 63kA) 26CB – Hwasung S/S		—	—	40,010	5,540
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	140	37,744	140
Purchase of cable (PVC, 1C, 2500SQ) 100,548M and others		56,860	20,332	56,860	34,576
Purchase of GIS (362kV, 6300A, 63kA) 25CB – Migeum S/S		32,000	23,800	32,000	26,700
Advanced E-Type low-pressure electronic power meter 1,320,000 ea		65,972	15,491	65,972	23,262
Purchase of cable (PVC, 1C, 2000SQ) 5,862M and others (Baekun-Gwangyanghang)		34,672	6,652	34,423	23,297
Purchase of cable (TR CNCE-W,1C,325SQ) 1,016,000M		66,367	28,184	66,581	40,254
Purchase of cable (TR CNCE-W,1C,600SQ) 485,000M		43,162	29,163	46,194	37,810
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 3,303,900M		82,527	69,954	87,382	83,628
Concrete pole (10M, general purpose, 350KGF) 126,948 ea and five other equipments		186,543	145,338	188,338	168,456
Purchase of GIS (362KV, 6300A, 63KA) 19 – Shinyangsan S/S		31,464	21,464	31,464	31,464
Purchase of cable (PVC, 1C, 2500SQ) 57,868M and others (Goduk-Seoansung)		38,082	38,082	—	—
Purchase of cable (PVC, 1C, 2000SQ) 87,732M and others (Eulwangboonki)		33,464	33,464	—	—
Construction of Shin-Kori Units (#5,6)		9,800,424	3,199,695	9,800,424	3,479,667
Construction of Shin-Hanul Units (#1,2)		9,893,732	—	9,745,123	—
Other 32 contracts		813,697	614,443	792,485	620,593
Service of designing Seoul Combined Units (#1,2)		31,148	—	31,841	934
Purchase of furnace for construction of Shin-Seocheon thermal power plant		305,209	6,888	305,209	7,722
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant		105,226	6,301	105,226	6,301
Purchase of main machine for Jeju LNG combined		166,287	10,925	166,287	10,972
Purchase of equipments for the construction project of Boryeong indoor coal storage yard		317,350	317,350	—	—
Service of designing Taean Units (#9,10)		112,909	12,623	112,909	12,623
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant		126,302	61,415	126,302	61,735
Purchase of steam turbine, HRSG and POWER BLOCK of Gimpo combined heat & power plant		214,926	109,952	214,053	138,244
Construction of Gimpo combined heat & power plant		132,345	85,932	130,015	86,323
Purchase of coal handling machine for construction of Samcheok Units (#1,2)		289,486	6,919	286,571	6,215
Purchase of main equipment for Namjeju		140,144	757	140,144	3
Purchase of main equipment for Shin-Sejong combined thermal power plant		234,392	200,032	234,392	200,122

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

48.	Commitments for Expenditure, Continued

(2)	As of March 31, 2022, details of contracts for inventory purchase commitment are as follows:

The Group imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Group entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted quantity
Concentrate	2022 ~ 2033	26,310 Ton U3O8
Transformed	2022 ~ 2030	19,012 Ton U
Enrichment	2022 ~ 2032	21,434 Ton SWU

In addition, the contracted quantity of the molded uranium between Korea Hydro & Nuclear Power Co., Ltd. and KEPCO Nuclear Fuel Co., Ltd., which are subsidiaries of the Group, is 1,418 Ton U (contract periods : 2014 ~ 2023).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

49.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of March 31, 2022 and December 31, 2021 are as follows:

In millions of won	March 31, 2022			December 31, 2021
	Number of cases	Claim amount		Number of cases	Claim amount
As the defendant	678	~~W~~	774,117	683	~~W~~	689,415
As the plaintiff	288		785,670	284		784,453

As of march 31, 2022, there are 2 ongoing litigations and arbitration case that both defendant and plaintiff are the Group

As of March 31, 2022, in connection with Shin-Hanul Unit 3 & 4, the Group has received communications from a vendor for costs incurred for the preliminary work of the main equipment and associated compensation due to the discontinuation of the construction. The Group does not believe that it has a present obligation to this vendor, and that it is probable that the Group will prevail if a lawsuit is filed against the Group. In addition, the Group cannot reliably estimate the potential economic outflow related to the obligation as of March 31, 2022.

The Group is the defendant against a number of claims. The following is potentially significant ongoing claims pertaining to the Group:

1)

There is an ongoing claim against the Group from a group of plaintiffs (consisting of 3,910 individuals) regarding the contribution to plan assets and payment of retirement benefits. The Group recognized ~~W~~11,730 million as litigation provisions in relation to the lawsuit.

2)

There is an ongoing second trial against the Group regarding the completion of the waste oil refining power generation plant of Next energy Co., Ltd. The Group recognized the amount of probable outflow of resources as a provision.

3)

There are multiple ongoing claims against the Group related to ordinary wages, requesting payment of unpaid wages. The Group believes that the possibility of the outflow of economic benefits is probable on the ongoing and the expected lawsuits. Accordingly, the Group recognized ~~W~~6,667 million as litigation provisions in relation to the lawsuit as of March 31, 2022.

In addition to the abovementioned significant ongoing claims, there are 4 arbitration cases pertaining to the Group as of March 31, 2022 and the significant arbitration cases for the three-month period ended March 31, 2022 are as follows:

1)

In relation to the electric power IT modernization project in Kerala, India, Enzen, a subcontractor, filed an arbitration against the Group to the Indian Council of Arbitration due to disagreements in the contract, but the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

2)

Two companies including GE Energy Products France SNC filed an arbitration against the Group to Korea Commercial Arbitration Board regarding additional payment of construction costs, but the Group has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

49.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of March 31, 2022 are as follows:

1)

The Group has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Group has provided payment guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

2)

The Group has provided PT. Perusahaan Listrik Negara performance guarantee up to USD 2,293 thousand in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

3)

The Group has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank with the guarantees of mutual investment of USD 2,192 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

4)

The Group has provided USD 18,500 thousand of business performance guarantees to AEP Texas, Inc., for the construction, ownership, operation, and related cost-bearing implementation of electric power transmission equipment regarding Concho Valley solar business in the United States.

5)

The Group has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of March 31, 2022.

6)

The Group has provided a guarantee to complete the construction of the waste oil refining power generation plant of Next energy Co.,Ltd. (contract amount : ~~W~~14,700 million) to the financial institution agents, thus the Group is liable to compensate to financial institution agents for the any damages incurred in the event of incompletion of the construction. Also, the power generation guarantee agreement was concluded in connection with the consignment service for management and operations (the repayment period of the principal of the loan) after the completion of the construction. If the amount of power generated falls short of the contracted power generation amount, the Group will be liable to pay compensation for the shortage. The Group has recognized a provision based on the assessment of expected outflow of resources.

7)	The Group has provided Axia Power Holdings B.V. and others a performance guarantee up to USD 54,000 thousand for the implementation of Cirebon thermal power generation project in Indonesia.

8)	The Group has provided PT Perusahaan Listrik Negara a performance guarantee up to IDR 35,588,165 thousand for the implementation of Tanjung Jati power plant operation project in Indonesia.

9)

The Group has provided Export-Import Bank of Korea and others a performance guarantee up to USD 12,090 thousand for the excess project costs of hydroelectric power generation project of Tanggamus, Indonesia.

10)	The Group has provided Export-Import Bank of Korea and others a borrowing guarantee up to USD 5,911 thousand for the DSRA guarantee of hydroelectric power generation project of Tanggamus, Indonesia.

11)	The Group has provided Van Phong Power Company Ltd. a performance guarantee up to USD 5,000 thousand for the operation maintenance project in Van Phong, Vietnam.

12)	The Group has provided Morgan Stanley Capital Group Inc. a performance guarantee up to USD 30,000 thousand for the implementation of photovoltaic power generation project in USA.

13)	The Group has provided Morgan Stanley Renewables Inc. a guarantee up to USD 70,000 thousand for the fulfillment of subscription obligation regarding photovoltaic power generation project in USA.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

49.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of March 31, 2022 are as follows, continued:

14)

The Group has provided EUR 10,000 thousand for a performance guarantee to Skandinaviska Enskilda Banken AB (publ) Frankfurt Branch through Kookmin Bank, to guarantee the opening of VAT payment loan account for Guba Buget wind power project in Sweden.

15)

The Group has provided EUR 5,022 thousand for a performance guarantee to Microsoft through Kookmin Bank, to guarantee the implementation of the power plant construction for Guba Buget wind power project in Sweden.

16)

The Group has provided EUR 9,980 thousand of a performance guarantee to Ellevio through Shinhan Bank, to guarantee the performance of the electric power transmission equipment connection construction for Guba Buget wind power project in Sweden.

17)	The Group has provided USD 60,000 thousand of a borrowing guarantee to Shinhan Bank(Used amount: USD 10,000 thousand), to guarantee the Equity Bridge Loan (EBL) for the solar power business in USA.

18)	The Group has provided USD 9,500 thousand of a performance guarantee regarding power purchase agreement to EDF Energy service, LLC, for the solar power business in USA.

19)	The Group has provided USD 76,700 thousand of a performance guarantee to Primoris Renewable Energy, Inc., to guarantee the construction of power plants of the solar power business in USA.

20)	The Group has provided USD 54,000 thousand of a performance guarantee to PT. Cirebon Electro Power, for Cirebon coal-fired power plant operation and maintenance project in Indonesia.

21)	The Group has provided Kookmin Bank a guarantee up to ~~W~~ 20,000 million for the fulfillment of subscription obligation regarding Jeju wind power project.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

49.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions as of March 31, 2022 are as follows:

In millions of won and thousands of foreign currencies

Commitments	Financial institutions	Currency	Credit limit
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,810,500
Commitments on Bank-daylight overdraft	Nonghyup Bank	KRW	280,000
Limit amount available for CP	Hana Bank and others	KRW	1,450,000
Limit amount available for card	Hana Bank and others	KRW	47,504
	Banco de Oro	PHP	5,000
Loan limit	Kookmin Bank and others	KRW	2,455,278
	DBS Bank Ltd and others	USD	1,475,000
Certification of payment on payables from foreign country	Nonghyup Bank	USD	8,700
Certification of payment on L/C	Shinhan Bank and others	USD	1,010,980
	Shinhan Bank	JPY	707,337
	Hana Bank and others	EUR	48,122
Certification of Performance guarantee on contract	Seoul Guarantee Insurance and others	KRW	142,171
	First Abu Dhabi Bank and others	USD	940,169
	Korea Development Bank and others	JPY	620,000
	Hana Bank and others	EUR	4,675
	Shinhan Bank	INR	44,872
	Hana Bank	SAR	1,215
Certification of bidding	Hana Bank	USD	5,200
	Nonghyup Bank	EUR	230
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	49,874
	Hana Bank and others	USD	330,719
	Hana Bank	SAR	6,508
	Hana Bank and others	MXN	21,597
Others	Nonghyup Bank and others	KRW	660,889
	Export-Import Bank of Korea and others	USD	2,704,827
	Standard Chartered	AED	50
	Hana Bank	EUR	34
Inclusive credit	Hana Bank	KRW	8,000
	Hana Bank and others	USD	135,078
Trade finance	Export-Import Bank of Korea and others	USD	920,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

49.	Contingencies and Commitments, Continued

(4)	As of March 31, 2022, promissory notes and assets provided as collaterals or pledges to financial institutions by the Group are follows:

In millions of won and thousands of foreign currencies

Obligor	Creditor	Assets provided as security	Currency	Amount	Description
Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	275,600	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	171,600	Collateral for borrowings (*2)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	327,080	Collateral for borrowings (*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Property, plant and equipment and others	KRW	110,500	Collateral for borrowings (*2)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	396,120	Collateral for borrowings (*2)
Gyeongju Wind Power Co., Ltd.	Shinhan Bank and others	Property, plant and equipment and others	KRW	68,400	Collateral for borrowings (*2)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Property, plant and equipment and others	KRW	293,400	Collateral for borrowings (*2)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	236,570	Collateral for borrowings (*1)
KST Electric Power Company, S.A.P.I. de C.V.	The Export – Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	401,277	Collateral for debt securities (*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	276,960	Collateral for borrowings (*2)
TS Energy No. 25 Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	329,736	Collateral for borrowings (*2)
Jeongam Wind Power Co., Ltd.	KDB Capital Corporation and others	Cash and cash equivalents and others	KRW	221,631	Collateral for borrowings (*2)

(*1)	This is based on the amount of loan commitment limit.
(*2)	As of March 31, 2022, the Group has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.

The Group has ~~W~~1,197 million of project loans from the Korea Energy Agency as of March 31, 2022. The Group has provided a promissory notes as a repayment guarantee.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

49.	Contingencies and Commitments, Continued

(5)

The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~67,517 million as of March 31, 2022, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~254 million and depreciation on the idle assets of ~~W~~890 million are recorded in other expenses for the three-month period ended March 31, 2022. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of March 31, 2022.

(6)

Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in the Gaeseong Industrial District as of March 31, 2022. The book value of facility is ~~W~~13,821 million and trade receivables related to the companies residing in Gaeseong industrial complex has been fully written-off during the three-month period ended March 31, 2022. The outcome of this event cannot be reasonably estimated as of March 31, 2022.

(7)

In connection with the electric power IT modernization project in Kerala, India, negotiations are underway due to disagreements in the contract regarding the existence and the scope of a warranty obligation. However, the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of March 31, 2022.

(8)

To prevent the spread of COVID-19, a variety of prevention and control measures, including movement restrictions, are being implemented worldwide, and as a result, the global economy is being affected extensively. In addition, various forms of government policies are being announced to cope with COVID-19. The Group was unable to reasonably estimate the impact of COVID-19 and the impact of the government support policies on the Group’s consolidated financial statements as of March 31, 2022, and the resulting effects have not been reflected in the consolidated financial statements.

(9)

The Korea Institute of Energy Technology(KENTECH) was established in April, 2020, in accordance with the “Basic plan for the establishment of KENTECH (July, 2019)”. By the special law to create KENTECH, the Group, government, and local government may contribute to the fund. The Group will decide whether to contribute to the fund on a board resolution after consulting with relevant organizations considering its financial situation by year.

(10)

The ongoing armed conflict in Ukraine started in February 2022 and relevant sanctions against Russia imposed by the international community can impact not only sanctioned entities but also the entities doing business directly or indirectly with Ukraine or Russia and the entities exposed directly or indirectly to industries or economy of Russia or Ukraine. The Group cannot make reasonable estimation of the financial impact of the recent conflict in Ukraine on the future events.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

50.	Subsequent Events

(1)

Subsequent to March 31, 2022, the Company and its subsidiaries including Korea Hydro & Nuclear Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Southern Power Co., Ltd. and Korea East-Western Power Co., Ltd. issued corporate bonds for the purposes of repayment of debts and others as follows:

In millions of won and thousands of USD
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Electric Power Corporation	#1165 Corporate bond	2022.04.01	2024.04.01	3.07	~~W~~	150,000
	#1166 Corporate bond	2022.04.01	2025.04.01	3.45		160,000
	#1167 Corporate bond	2022.04.01	2032.04.01	3.50		10,000
	#1168 Corporate bond	2022.04.05	2024.04.05	3.19		130,000
	#1169 Corporate bond	2022.04.05	2025.04.05	3.46		70,000
	#1170 Corporate bond	2022.04.05	2027.04.05	3.61		70,000
	#1171 Corporate bond	2022.04.07	2024.04.07	3.36		100,000
	#1172 Corporate bond	2022.04.07	2025.04.07	3.58		50,000
	#1173 Corporate bond	2022.04.07	2027.04.07	3.70		20,000
	#1174 Corporate bond	2022.04.11	2024.04.11	3.65		160,000
	#1175 Corporate bond	2022.04.11	2025.04.11	3.71		40,000
	#1176 Corporate bond	2022.04.11	2027.04.11	3.84		10,000
	#1177 Corporate bond	2022.04.15	2024.04.15	3.55		230,000
	#1178 Corporate bond	2022.04.15	2025.04.15	3.70		60,000
	#1179 Corporate bond	2022.04.15	2027.04.15	3.72		10,000
	#1180 Corporate bond	2022.04.19	2023.10.19	3.29		230,000
	#1181 Corporate bond	2022.04.19	2025.04.19	3.70		80,000
	#1182 Corporate bond	2022.04.21	2023.10.21	3.19		200,000
	#1183 Corporate bond	2022.04.21	2025.04.21	3.71		150,000
	#1184 Corporate bond	2022.04.21	2052.04.21	3.72		100,000
	#1185 Corporate bond	2022.04.26	2024.04.26	3.30		130,000
	#1186 Corporate bond	2022.04.26	2025.04.26	3.65		130,000
	#1187 Corporate bond	2022.04.26	2027.04.26	3.77		60,000
	#1188 Corporate bond	2022.04.28	2024.04.28	3.35		210,000
	#1189 Corporate bond	2022.04.28	2025.04.28	3.70		260,000
	#1190 Corporate bond	2022.04.28	2027.04.28	3.77		30,000
	#1191 Corporate bond	2022.05.02	2024.05.02	3.50		160,000
	#1192 Corporate bond	2022.05.02	2025.05.02	3.75		140,000
	#1193 Corporate bond	2022.05.04	2024.05.04	3.56		170,000
	#1194 Corporate bond	2022.05.04	2025.05.04	3.80		110,000
	#1195 Corporate bond	2022.05.06	2024.05.06	3.62		160,000
	#1196 Corporate bond	2022.05.06	2025.05.06	3.92		140,000
	#1197 Corporate bond	2022.05.10	2024.05.10	3.50		290,000
	#1198 Corporate bond	2022.05.10	2025.05.10	3.80		170,000
	#1199 Corporate bond	2022.05.10	2027.05.10	3.99		150,000
Korea Hydro & Nuclear Power Co., Ltd.	#65-1 Corporate bond	2022.04.22	2027.04.22	3.68		30,000
	#65-2 Corporate bond	2022.04.22	2042.04.22	3.84		60,000
	#65-3 Corporate bond	2022.04.22	2052.04.22	3.72		20,000
Korea Midland Power Co., Ltd.	#9 Foreign Corporate bond	2022.04.21	2027.04.21	3.63	USD	300,000
Korea Southern Power Co., Ltd.	#65-1 Unsecured public bond	2022.04.26	2025.04.25	3.63		160,000
	#65-2 Unsecured public bond	2022.04.26	2025.04.26	3.63		10,000
	#65-3 Unsecured public bond	2022.04.26	2052.04.26	3.60		20,000
Korea East-West Power Co., Ltd.	Corporate bond (Green bond)	2022.04.22	2025.04.22	3.75		60,000
	Foreign corporate Bond (Green bond)	2022.05.06	2025.05.06	3.60	USD	500,000

(2)

On April 14, 2022, the Group signed a performance guarantee contract of ~~W~~ 60,136 million to the Foss Poseidon Fund 2022 LLC to procure project financing of its subsidiary, KEPCO Mangilao Intermediate Holdings LLC’s Mangilao solar energy business in USA.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2022 and 2021 (Unaudited)

51.	Adjusted Operating Profit (Loss)

The operating profit (loss) in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s consolidated interim statements of comprehensive income (loss) prepared in accordance with KIFRS for each of the three-month periods ended March 31, 2022 and 2021 to the operating profit or loss as presented in the Group’s consolidated interim statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB for each of the corresponding periods.

In millions of won	March 31, 2022		March 31, 2021
Operating profit on the consolidated interim statements of comprehensive income (loss)	~~W~~	(7,786,922)	565,629
Add
Other income
Reversal of other provisions		2,356	2,181
Gains on government grants		75	128
Gains on assets contributed		151	2,905
Gains on liabilities exempted		158	97
Compensation and reparations revenue		15,675	33,664
Revenue from research contracts		1,826	278
Rental income		50,822	50,531
Others		4,225	10,125
Other gains
Gains on disposal of property, plant and equipment		7,040	9,146
Gains on foreign currency translation		11,485	9,456
Gains on foreign currency transaction		12,098	7,926
Gains on insurance proceeds		—	154
Others		56,296	61,768
Deduct
Other expense
Compensation and reparations expense		—	(300)
Accretion expenses of other provisions		(523)	(364)
Depreciation expenses on investment properties		(101)	(362)
Depreciation expenses on idle assets		(890)	(976)
Other bad debts expense		(2,407)	(3,780)
Donations		(9,513)	(6,469)
Others		(35,810)	(6,905)
Other losses
Losses on disposal of property, plant and equipment		(29,976)	(8,420)
Losses on disposal of intangible assets		(19)	(37)
Losses on foreign currency translation		(2,847)	(3,615)
Losses on foreign currency transaction		(25,962)	(13,537)
Others		(37,962)	(43,331)

Adjusted operating profit (loss)	~~W~~	(7,770,725)	665,892